UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Parent’s Individual and Consolidated Financial Statements for the Year Ended December 31, 2023 and Independent Auditor’s Report
2.	4Q23 and 2023 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 28, 2024
4.	Minutes of the Fiscal Council’s Meeting
5.	Notice to Shareholders
6.	Corporate Executive Compensation Policy

2

FINANCIAL STATEMENTS DECEMBER 31, 2023

FINANCIAL STATEMENTS
December 31, 2023
Ultrapar Participações S.A

ULTRA

Ipiranga

ultragaz ultracargo Ipiranga

3

Ultrapar Participações S.A. and Subsidiaries

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated Financial Statements

for the Year Ended December 31, 2023

and Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

Opinion

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated statements of financial position as at December 31, 2023, and the related individual and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Ultrapar Participações S.A. as at December 31, 2023, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (“CFC”), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual and consolidated financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

6

Recoverability of tax credits (PIS and COFINS)

Critical Audit Matter Description

As disclosed in the footnote nº 7.a.2, as of December 31, 2023, the Company carries tax credits related to PIS and COFINS (Federal Value Added Taxes) at R$ 2,761,262. These tax credits may be utilized for offset against other federal taxes or may be refunded by the Federal Revenue Service through requests if they are filed within the applicable regulatory period.

The recognition and measurement of PIS and COFINS credits for the Company’s subsidiary Ipiranga Produtos de Petróleo S.A. require a high degree of judgment by Management, given the complexity underlying the interpretations of the applicable tax laws, as well as the uncertainties involving the expected realization of amounts and considerable efforts made by Management in preparing the calculations used to measure and to recognize those tax credits.

Such matter was considered a critical audit matter due to (i) the significance of the amounts involved, and (ii) the complexity and high degree of judgment involved in assessing and challenging Management’s assumptions and judgments regarding the realizability of tax credits.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recoverability of tax credits included the following, among others: (i) we evaluated and tested the design and implementation of internal controls over the method, assumptions and data used in the projections to support the realization of the tax credits; (ii) the analysis, challenges and tests on the methodology and assumptions used for the projections that support the realization of the credits, including inquiries to the business, treasury and controllership areas about the assumptions and projections that support the projected results and historical performance, retrospective analysis of results, history of offsets and tax refunds,  including the evaluation of contradictory evidence; (iii) inquiries to the Management; and (vi) the analysis and evaluation of the disclosures made in the individual and consolidated financial statements.

Based on the evidence obtained from performing our procedures described above, we consider that the accounting treatment applied to the aforesaid transaction and related disclosures made in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2023, prepared under the responsibility of the Company’s Management and disclosed as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assess whether these individual and consolidated statements of value added are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor’s report

Management is responsible for the other information. The other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

7

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRSs”), issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
  Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

8

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and matters that may reasonably be thought to bear on our independence, and, when applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.
São Paulo, February 28, 2024

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

9

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of December 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Assets
Current assets
Cash and cash equivalents	4.a	412,840	605,461	5,925,688	5,621,769
Financial investments and derivative financial instruments	4.b	‐	‐	292,934	520,352
Trade receivables	5.a	‐	‐	3,921,790	4,149,111
Reseller financing	5.b	‐	‐	504,862	559,825
Trade receivables - sale of subsidiaries	5.c	208,487	184,754	924,364	184,754
Inventories	6	‐	‐	4,291,431	4,906,083
Recoverable taxes	7.a	1,050	2,012	1,462,269	1,610,312
Recoverable income and social contribution taxes	7.b	25,006	43,080	171,051	96,134
Dividends receivable	-	414,973	147,299	3,572	4,296
Other receivables	-	105,229	101,955	263,806	174,153
Prepaid expenses	-	4,617	5,969	99,922	123,699
Contractual assets with customers - exclusivity rights	10	‐	‐	787,206	614,112
Total current assets		1,172,202	1,090,530	18,648,895	18,564,600

Non-current assets
Financial investments and derivative financial instruments	4.b	295,637	‐	951,941	442,841
Trade receivables	5.a	‐	‐	13,216	61,463
Reseller financing	5.b	‐	‐	550,641	501,522
Trade receivables - sale of subsidiaries	5.c	‐	184,754	‐	911,811
Related parties	8.a	6,677	‐	31,892	‐
Deferred income and social contribution taxes	9.a	164,267	150,451	1,255,134	898,235
Recoverable taxes	7.a	75	74	2,741,370	2,172,959
Recoverable income and social contribution taxes	7.b	8,065	4,321	225,354	403,383
Escrow deposits	18.a	18	18	1,032,717	946,383
Indemnification asset - business combination	18.c	‐	‐	124,927	126,558
Other receivables and other assets	-	‐	‐	155,818	61,433
Prepaid expenses	-	13,752	13,047	73,387	74,813
Contractual assets with customers - exclusivity rights	10	‐	‐	1,475,302	1,591,479

Investments in subsidiaries, joint ventures and associates	11	12,322,055	12,247,087	318,356	111,384
Right-of-use assets, net	12	7,527	6,943	1,711,526	1,791,377
Property, plant and equipment, net	13	5,791	8,373	6,387,581	5,862,413
Intangible assets, net	14	270,658	253,840	2,553,917	1,918,349
Total non-current assets		13,094,522	12,868,908	19,603,079	17,876,403
Total assets		14,266,724	13,959,438	38,251,974	36,441,003

The accompanying notes are an integral part of the financial statements.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of December 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Liabilities
Current liabilities
Trade payables	16.a	26,772	46,535	4,682,671	4,710,952
Trade payables - reverse factoring	16.b	‐	‐	1,039,366	2,666,894
Loans, financing and derivative financial instruments	15	‐	‐	1,075,672	869,067
Debentures	15	‐	1,800,213	917,582	2,491,610
Salaries and related charges	-	51,148	76,357	494,771	460,906
Taxes payable	-	1,457	1,444	168,730	192,430
Dividends payable	-	314,418	38,936	334,641	48,525
Income and social contribution taxes payable	-	‐	‐	551,792	315,053
Post-employment benefits	17.b	‐	1,396	23,612	21,809
Provision for decarbonization credit	14.b	‐	‐	741,982	272,969
Provisions for tax, civil and labor risks	18.a	907	‐	45,828	22,837
Leases payable	12.b	2,389	1,839	311,426	225,034
Financial liabilities of customers	-	‐	‐	157,615	154,405
Other payables	-	5,260	274	683,970	313,761
Total current liabilities		402,351	1,966,994	11,229,658	12,766,252

Non-current liabilities
Loans, financing and derivative financial instruments	15	‐	‐	5,585,372	4,845,393
Debentures	15	‐	‐	4,189,391	3,544,291
Related parties	8.a	2,875	2,875	3,118	3,492
Deferred income and social contribution taxes	9.a	‐	‐	206	299
Post-employment benefits	17.b	1,506	1,283	241,211	193,747
Provisions for tax, civil and labor risks	18.a; 18.c	188,757	142,283	1,258,302	1,017,335
Leases payable	12.b	6,197	6,035	1,212,508	1,298,735
Financial liabilities of customers	-	‐	‐	151,319	296,181
Subscription warrants - indemnification	19	87,299	42,776	87,299	42,776
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	11	55,712	76,646	256	157
Other payables	‐	15,532	11,805	263,508	257,377
Total non-current liabilities		357,878	283,703	12,992,490	11,499,783

Equity
Share capital	20.a	6,621,752	5,171,752	6,621,752	5,171,752
Equity instrument granted	20.b	75,925	43,987	75,925	43,987
Capital reserve	20.g	597,828	599,461	597,828	599,461
Treasury shares	20.c	(470,510)	(479,674)	(470,510)	(479,674)
Revaluation reserve of subsidiaries	20.d	3,802	3,975	3,802	3,975
Profit reserves	20.e	6,389,559	6,111,136	6,389,559	6,111,136
Accumulated other comprehensive income	20.f	154,108	179,974	154,108	179,974
Additional dividends to the minimum mandatory dividends	22.h	134,031	78,130	134,031	78,130
Equity attributable to:
Shareholders of Ultrapar	‐	13,506,495	11,708,741	13,506,495	11,708,741
Non-controlling interests in subsidiaries	11	‐	‐	523,331	466,227
Total equity		13,506,495	11,708,741	14,029,826	12,174,968
Total liabilities and equity		14,266,724	13,959,438	38,251,974	36,441,003

11

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the years ended December 31, 2023 and 2022
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Continuing operations
Net revenue from sales and services	21	‐	‐	126,048,701	143,634,708
Cost of products and services sold	22	‐	‐	(116,730,469)	(136,276,257)

Gross profit		‐	‐	9,318,232	7,358,451

Operating revenues (expenses)
Selling and marketing	22	‐	‐	(2,253,226)	(2,141,985)
General and administrative	22	(65,850)	(35,817)	(2,018,159)	(1,534,481)
Results from disposal of property, plant and equipment and intangible assets	23	5	2,798	121,935	169,289
Other operating income (expenses), net	22	46,776	(99)	(602,865)	(514,522)

Operating income (loss) before financial result and share of profit of subsidiaries, joint ventures and associates and income and social contribution taxes		(19,069)	(33,118)	4,565,917	3,336,752
Share of profit of subsidiaries, joint ventures and associates	11	2,490,504	1,312,346	11,908	12,181
Income before financial result and income and social contribution taxes		2,471,435	1,279,228	4,577,825	3,348,933

Financial income	24	96,949	218,440	880,884	706,689
Financial expenses	24	(115,732)	(181,869)	(1,880,014)	(2,175,897)
Financial result, net	24	(18,783)	36,571	(999,130)	(1,469,208)
Income before income and social contribution taxes		2,452,652	1,315,799	3,578,695	1,879,725

Income and social contribution taxes
Current	9.b; 9.c	(26,641)	151,630	(1,396,317)	(637,973)
Deferred	9.b	13,784	31,552	335,375	296,459
		(12,857)	183,182	(1,060,942)	(341,514)

Net income from continuing operations		2,439,795	1,498,981	2,517,753	1,538,211

Discontinued operations	30	‐	301,858	‐	301,858

Net income for the year		2,439,795	1,800,839	2,517,753	1,840,069
Income attributable to:
Shareholders of Ultrapar		2,439,795	1,800,839	2,439,795	1,800,839
Non-controlling interests in subsidiaries	11	‐	‐	77,958	39,230

Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	25	2.2272	1.3727	2.2272	1.3727
Diluted	25	2.2081	1.3643	2.2081	1.3643

Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	25	‐	0.2764	‐	0.2764
Diluted	25	‐	0.2747	‐	0.2747

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	25	2.2272	1.6491	2.2272	1.6491
Diluted	25	2.2081	1.6391	2.2081	1.6391

The accompanying notes are an integral part of the financial statements.

12

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the years ended December 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Net income for the year, attributable to shareholders of Ultrapar		2,439,795	1,800,839	2,439,795	1,800,839
Net income for the year, attributable to non-controlling interests in subsidiaries		‐	‐	77,958	39,230
Net income for the year		2,439,795	1,800,839	2,517,753	1,840,069

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of own financial instruments, net of income and social contribution taxes	20.f.1	-	27	-	27
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes	20.f.1	(7,399)	601,441	(7,399)	601,470
Other comprehensive income	20.f.1	‐	983	‐	983
Translation adjustments and hedge of net investments in foreign operations, net of income and social contribution taxes		‐	(304,645)	‐	(304,645)

Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net of income and social contribution taxes	20.f.1	(18,467)	(339)	(32,971)	(165)
Total comprehensive income for the year		2,413,929	2,098,306	2,477,383	2,137,739
Total comprehensive income for the year attributable to shareholders of Ultrapar		2,413,929	2,098,306	2,413,929	2,098,306
Total comprehensive income for the year attributable to non-controlling interests in subsidiaries		‐	‐	63,454	39,433

The accompanying notes are an integral part of the financial statements.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the years ended December 31, 2023 and 2022
(In thousands of Brazilian Reais, except earnings per thousand shares)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (ii)	Total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	2,439,795	‐	2,439,795	77,958	2,517,753
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	(25,866)	‐	‐	(25,866)	(14,504)	(40,370)
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	(25,866)	2,439,795	‐	2,413,929	63,454	2,477,383

Issuance of shares related to the subscription warrants - indemnification		‐	‐	560	‐	‐	‐	‐	‐	‐	‐	560	‐	560
Equity instrument granted	8.c; 20.b	‐	31,938	(2,193)	9,164	‐	‐	‐	‐	‐	‐	38,909	‐	38,909
Realization of revaluation reserve of subsidiaries	‐	‐	‐	‐	‐	(173)	‐	‐	‐	60	‐	(113)	‐	(113)
Capital increase with reserves	20.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	‐	‐	‐	‐	‐	‐	‐	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(45)	(45)
Dividends prescribed	‐	‐	‐	‐	‐	‐	‐	‐	‐	2,048	‐	2,048	‐	2,048
Special reserve for mandatory dividend not distributed to non-controlling shareholders	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(11,145)	(11,145)
Non-controlling interest in acquired subsidiary	29.d	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	24,303	24,303
Allocation of net income:
Legal reserve	20.h	‐	‐	‐	‐	‐	121,990	-	-	(121,990)	-	-	-	-
Investments statutory reserve	20.h	-	-	-	-	-	-	1,606,431	-	(1,606,431)	-	-	-	-
Additional minimum mandatory dividend (R$ 0.28 per share)	20.h	-	-	-	-	-	-	-	-	(305,653)	-	(305,653)	-	(305,653)
Additional dividends (R$ 0.12 per share)	20.h	-	-	-	-	-	-	-	-	(134.031)	134.031	-	-	-
Dividends attributable to non-controlling interests	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(19,463)	(19,463)
Approval of additional dividends by the Ordinary General Shareholders' Meeting	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Interim dividends (R$ 0.25 per share)	20.h	‐	‐	‐	‐	‐	‐	‐	‐	(273,798)	‐	(273,798)	‐	(273,798)
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	-	134.031	13,506,495	523,331	14,029,826

14

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income (i)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests (ii)	Total equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(117,493)	‐	‐	10,066,921	402,319	10,469,240
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	1,800,839	‐	1,800,839	39,230	1,840,069
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	297,467	‐	‐	297,467	203	297,670
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	297,467	1,800,839	‐	2,098,306	39,433	2,137,739

Issuance of shares related to the subscription warrants - indemnification		‐	‐	941	‐	‐	‐	‐	‐	‐	‐	941	‐	941
Equity instrument granted	8.c; 20.b	‐	9,944	2,039	8,751	‐	‐	‐	‐	‐	‐	20,734	‐	20,734
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(179)	‐	‐	‐	179	‐	‐	‐	‐
Dividends prescribed		‐	‐	‐	‐	-	‐	‐	‐	2,948	‐	2,948	‐	2,948
Shareholder transaction - changes of ownership interest		‐	‐	‐	‐	‐	‐	(6)	‐	286	‐	280	(6,847)	(6,567)
Gain due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(2,423)	(2,423)
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Allocation of net income:
Legal reserve		‐	‐	‐	‐	‐	90,042	‐	‐	(90,042)	‐	‐	‐	‐
Investments statutory reserve		‐	‐	‐	‐	‐	‐	1,154,691	‐	(1,154,691)	‐	‐	‐	‐
Additional minimum mandatory dividend (R$ 0.03 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(31,385)	‐	(31,385)	‐	(31,385)
Additional dividends (R$ 0.07 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	78,130	‐	‐	‐
Interest on capital (R$ 0.41 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(450,004)	‐	(450,004)	‐	(450,004)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,437)	(1,437)
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968

(i)	Cumulative translation adjustment from discontinued operations. The accumulated effects were reclassified to income as a result of the sale of Oxiteno.
(ii)	These amounts are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the financial statements.

15

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the years ended December 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Cash flows from operating activities
Net income from continuing operations		2,439,795	1,498,981	2,517,754	1,538,211
Adjustments to reconcile net income to cash provided (consumed by) operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	11	(2,490,504)	(1,312,346)	(11,908)	(12,181)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	607,446	504,907
Amortization of right-of-use assets	12	2,291	11,444	305,900	288,419
Depreciation and amortization	13; 14	10,216	1,608	848,894	738,904
Interest and foreign exchange rate variations		23,336	104,377	1,349,953	1,625,987
Deferred income and social contribution taxes	9.b	(13,784)	(31,552)	(335,375)	(296,459)
Current income and social contribution taxes	9.b	26,641	(151,630)	1,396,321	637,973
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	23	(33,983)	(2,799)	(192,744)	(322,190)
Reversal (loss) allowance for expected credit losses		‐	‐	(27,190)	(49,989)
Provision (reversal) for losses with inventories		‐	‐	(14,895)	26,356
Provision for post-employment benefits		(1,264)	(292)	(2,893)	1,939
Equity instrument granted		14,400	(5,126)	38,909	9,944
Provision for decarbonization - CBIO	22	‐	‐	740,298	638,542
Provisions for tax, civil and labor risks		47,396	3,586	192,975	61,039
Other provisions and adjustments		917	9,474	(202)	5,448
		25,457	125,725	7,413,243	5,396,850
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	259,878	(779,239)
Inventories	6	‐	‐	645,301	(1,004,819)
Recoverable taxes	7	(11,226)	(46,861)	(1,201,440)	(2,056,104)
Dividends received from subsidiaries and joint ventures		1,516,847	356,467	12,041	146
Other assets		(24,909)	(9,031)	(87,797)	(224,379)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	(19,763)	19,654	(1,700,496)	1,557,837
Salaries and related charges		(25,209)	20,879	30,965	130,586
Taxes payable		13	348	(25,027)	(9,442)
Other liabilities		54,656	(4,765)	218,523	677,016
Acquisition of CBIO	14	(389)	‐	(778,885)	(635,130)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(597,798)	(710,908)
Payments of contingencies		(15)	‐	(70,128)	(84,939)
Income and social contribution taxes paid		(123)	(15,630)	(268,558)	(283,331)
Net cash provided by operating activities from continuing operations		1,515,339	446,786	3,849,822	1,974,144
Net cash provided by operating activities from discontinued operations		‐	‐	‐	30,550
Net cash provided by operating activities		1,515,339	446,786	3,849,822	2,004,694

Cash flows from investing activities
Financial investments, net of redemptions	4.b	(272,011)	625,420	73,973	1,567,962
Acquisition of property, plant and equipment	13	(1,303)	(26)	(1,012,639)	(929,236)
Acquisition of intangible assets	14	(23,266)	(3,241)	(274,691)	(277,600)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International	30.b	‐	‐	‐	3,980,699
Cash provided by disposal of investments and property, plant and equipment		231,979	2,503,875	512,827	2,839,676
Capital increase in subsidiaries, associates, and joint ventures	11	(422,886)	(345,956)	-	(28,000)
Capital decrease in subsidiaries, associates, and joint ventures	11	1,093,204	-	3,100	-
Net cash consumed by subsidiaries acquisition		(60,930)	(1,823,105)	(265,479)	(5,985)
Transactions with discontinued operations		‐	-	-	987,895
Investment purchase and sale transactions and other assets		‐	‐	(38,143)	-
Initial direct costs of right-of-use assets		‐	‐	(20,503)	(12,120)
Net cash provided (consumed) by investing activities from continuing operations		544,787	956,967	(1,021,555)	8,123,291
Net cash consumed by investing activities from discontinued operations		‐	‐	‐	(220,190)
Net cash provided (consumed) by investing activities		544,787	956,967	(1,021,555)	7,903,101

16

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the years ended December 31, 2023 and 2022
(In thousands of Brazilian Reais)

Cash flows from financing activities
Loans, financing and debentures
Proceeds	15	‐	‐	2,903,031	1,519,580
Repayments	15	(1,725,000)	‐	(3,149,525)	(5,848,611)
Interest and derivatives paid		(137,891)	(182,552)	(1,267,447)	(1,398,229)
Payments of lease
Principal	12.b	(2,136)	(4,371)	(213,527)	(351,011)
Interest paid	12.b	(705)	(52)	(145,586)	(6,868)
Dividends paid		(380,898)	(635,725)	(400,025)	(638,280)
Proceeds from financial liabilities of customers		‐	‐	7,812	162,895
Payments of financial liabilities of customers		‐	‐	(197,891)	(173,948)
Capital increase made by non-controlling interests and redemption of shares		149	‐	‐	21,682
Related parties		(6,266)	2,875	(31,238)	(18,926)
Net cash consumed by financing activities from continuing operations		(2,252,747)	(819,825)	(2,494,396)	(6,731,716)
Net cash consumed by financing activities from discontinued operations		‐	‐	‐	(179,025)
Net cash consumed by financing activities		(2,252,747)	(819,825)	(2,494,396)	(6,910,741)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		-	‐	(29,952)	(24,025)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	‐	‐	(19,316)
Increase (decrease) in cash and cash equivalents - continuing operations		(192,621)	583,928	303,919	3,341,694
Decrease in cash and cash equivalents - discontinued operations		‐	-	‐	(387,981)
Cash and cash equivalents at the beginning of the year - continuing operations	4.a	605,461	21,533	5,621,769	2,280,075
Cash and cash equivalents at the beginning of the year - discontinued operations		‐	‐	‐	387,981
Cash and cash equivalents at the end of the year- continuing operations	4.a	412,840	605,461	5,925,688	5,621,769
Cash and cash equivalents at the end of the year - discontinued operations		‐	‐	‐	‐
Non-cash transactions:
Contingent consideration – acquisition of subsidiaries		‐	‐	-	89,640
Addition on right-of-use assets and leases payable		‐	‐	257,201	482,439
Movement without cash effect of escrow deposits and provisions for tax, civil and labor risks		‐	‐	-	41,888
Addition on contractual assets with customers - exclusivity rights		‐	‐	66,565	63,061
Capital increase made by non-controlling interests		‐	-	‐	13,519
Transfer between trade receivables and property, plant and equipment		411	‐	25,646	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		‐	942	411	942
Acquisition of property, plant and equipment and intangible assets without cash effect		-	-	104,177	-

The accompanying notes are an integral part of the financial statements.

17

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the years ended December 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	130,120,745	147,721,609
Rebates, discounts and returns		‐	‐	(1,031,600)	(949,451)
Allowance for expected credit losses	5	‐	‐	22,815	49,989
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	(607,447)	(504,907)
Gain (loss) on disposal of assets and other operating income, net	22; 23	46,781	2,699	(480,930)	(345,233)
		46,781	2,699	128,041,583	145,972,007
Materials purchased from third parties
Raw materials used		‐	‐	(1,966,518)	(5,772,808)
Cost of products and services sold		‐	‐	(114,981,604)	(130,740,502)
Materials, energy, third-party services and others		175,338	189,923	(1,646,794)	(2,279,098)
Provision for assets losses		‐	‐	21,210	16,521
		175,338	189,923	(118,573,706)	(138,775,887)
Gross value added		222,119	192,622	9,467,877	7,196,120
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(12,507)	(13,052)	(1,146,277)	(1,020,660)
Net value added produced by the Company		209,612	179,570	8,321,600	6,175,460
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures, and associates	11	2,490,504	1,312,346	11,908	12,181
Rents and royalties		‐	‐	316,575	288,550
Financial income	24	96,949	218,440	880,884	706,689
		2,587,453	1,530,786	1,209,367	1,007,420
Value added from continuing operations available for distribution		2,797,065	1,710,356	9,530,967	7,182,880
Value added from discontinued operations available for distribution		‐	106,516	‐	547,144
Total value added available for distribution		2,797,065	1,816,872	9,530,967	7,730,024
Distribution of value added
Personnel and related charges
Salaries and wages		159,812	140,753	1,448,728	1,021,980
Benefits		25,052	21,554	408,211	277,006
Government Severance Indemnity Fund for Employees (FGTS)		9,035	7,678	98,656	70,912
Others		7,219	7,592	120,234	88,631
		201,118	177,577	2,075,829	1,458,529
Taxes, fees, and contributions
Federal		40,614	(144,949)	2,452,578	1,459,408
States		‐	-	411,320	418,464
Municipal		366	1,762	150,813	115,368
		40,980	(143,187)	3,014,711	1,993,240
Financial expenses and rents
Interest, exchange variations and financial instruments		44,586	235,095	1,625,188	1,713,156
Rents		4,905	8,643	96,012	23,256
Others		65,681	(66,753)	201,474	456,488
		115,172	176,985	1,922,674	2,192,900
Remuneration of own capital
Dividends		713,482	106,567	732,945	108,004
Interest on capital		‐	450,004	‐	450,004
Retained earnings		1,726,313	942,410	1,784,808	980,203
		2,439,795	1,498,981	2,517,753	1,538,211
Value added from continuing operations distributed		2,797,065	1,710,356	9,530,967	7,182,880
Value added from discontinued operations distributed		‐	106,516	‐	547,144
Value added distributed		2,797,065	1,816,872	9,530,967	7,730,024

The accompanying notes are an integral part of the financial statements.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023
1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 26.a.

These financial statements were authorized for issuance by the Board of Directors on February 28, 2024.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies.  Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

a.2. Interest in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share capital
			12/31/2023		12/31/2022
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.(13)	Brazil	Ipiranga	-	100	-	-
Imaven Imóveis Ltda.(10)	Brazil	Others	-	-	-	100
Ultragaz Participações Ltda.	Brazil	Ultragaz	100	-	100	-
Ultragaz Energia Ltda. and subsidiaries(4)	Brazil	Ultragaz	-	100	-	100
Companhia Ultragaz S.A.(3)	Brazil	Ultragaz	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda.(1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
LPG International Inc. (14)	Cayman Islands	Ultragaz	-	-	-	100
NEOgás do Brasil Gas Natural Comprimido S.A. (5)	Brazil	Ultragaz	-	100	-	-
UVC Investimentos Ltda	Brazil	Others	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries (12)	Brazil	Others	-	-	100	-
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.(8)	Brazil	Ultracargo	-	-	-	100
Ultracargo Soluções Logísticas S.A.(2)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	-	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Imaven Imóveis Ltda.(10)	Brazil	Others	100	-	-	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-
Abastece Aí Participações S.A.(9)	Brazil	Others	-	100	-	-
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda(7)	Brazil	Others	-	100	-	-
Ultrapar Mobilidade Ltda.(6)	Brazil	Others	100	-	-	-
Serra Diesel Transportador Revendedor Retalhista Ltda.(11)	Brazil	Others	-	60	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries(12)	Brazil	Others	-	100	-	-

The percentages in the table above are rounded.

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

(1)	Non-operating company in closing phase.
(2)	On June 16, 2023, the name of subsidiary Ultracargo Vila do Conde Logística Portuária S.A. was changed to Ultracargo Soluções Logísticas S.A.
(3)	On August 1, 2022, the subsidiary Companhia Ultragaz S.A. (“Ultragaz”) became directly controlled by Ultrapar. In November 2022, Ultragaz became an investee of Ultragaz Participações Ltda.
(4)	On November 18, 2022, the name of subsidiary Ultragaz Comercial Ltda. was changed to Ultragaz Energia Ltda.
(5)	On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A., signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. The closing of the acquisition occurred on February 1, 2023.
(6)	Company established on February 28, 2023, with the purpose of holding interests in other companies. On October 2, 2023, the name of subsidiary Ultrapar Empreendimentos Ltda. was changed to Ultrapar Mobilidade Ltda.
(7)	On April 13, 2023, the company was acquired by Eaí Clube Automobilista S.A. The acquisition was made at book value.
(8)	On April 27, 2023, the Company was merged into Ultracargo Logística S.A.
(9)	Company established on June 1, 2023, with the purpose of holding interests in other companies.
(10)	On April 28, 2023, Imaven Imóveis Ltda. (“Imaven”), performed a partial spin-off of its assets, and the spin-off part was merged into the equity of the subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, Imaven became directly controlled by Ultrapar. The entire transaction was carried out under common control.
(11)	On May 21, 2023, the Company, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.
(12)	On October 2, 2023, Centro de Conveniências Millennium Ltda. and subsidiaries became directly controlled by Ultrapar Mobilidade Ltda.
(13)	Company established on October 2, 2023, engaged in the production, sale, import and export of biofuels, fertilizers and other agricultural inputs.
(14)	On June 30, 2023, the Company was dissolved.

The main events occurred in the year are presented on Note 29.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

2 Basis of preparation and presentation of individual and consolidated financial statements

The individual and consolidated financial statements (“financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and with the accounting practices adopted in Brazil.

The accounting practices adopted in Brazil include those in the Brazilian corporate law and in the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s financial statements is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the financial statements requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The financial statements have been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)      derivative and non-derivative financial instruments measured at fair value;

(ii)     share-based payments and employee benefits measured at fair value;

(iii)    deemed cost of property, plant and equipment.

The Company and its subsidiaries applied the material accounting policies described below in a consistent manner for all years presented in these financial statements.

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

a. Revenue recognition

Revenues from sales and services rendered under contracts with customers are recognized on the accrual basis when, or as, performance obligations are satisfied by transferring the control of a promised good or service to a customer in such a way that the customer obtains substantially all rewards generated, according to incoterms of each transaction, and when it is highly probable that the Company and its subsidiaries will receive the consideration in exchange for the transferred goods or services.

The Company and its subsidiaries recognize revenue under the 5-step model, in accordance with IFRS 15/CPC 47: (1) identification of contracts with customers; (2) identification of the performance obligations; (3) determination of the transaction price; (4) allocation of the transaction price to performance obligations under the contracts, and (5) revenue recognition when (or as) the performance obligation is satisfied and the control of the goods and services is transferred to the customer.

Revenue is measured and stated at the fair value of the consideration to which the Company and its subsidiaries expect to be entitled to, less returns, discounts, rebates, sales taxes, amortization of assets from contracts with customers, and other deductions, if applicable. The Company’s subsidiaries do not have obligations for return or refund in their contracts with customers and do not have significant financing component that directly impacts the determination of the expected consideration.

At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Deferred revenue from loyalty program is recognized in the statement of income when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss, or when points expire. Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the statement of income as a deduction of the revenue from sale, according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 10). At Ultragaz, the revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Ultracargo, the revenue from storage services provided is recognized as services are rendered or according to contractual terms. The breakdowns of revenues from sales and services are shown in Notes 21 and 26.

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

b. Cash and cash equivalents

Includes cash, bank deposits, and short-term up to 90 days of maturity, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitment rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at amortized cost using the effective interest rate method. The financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at amortized cost.
  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned and the exchange variation are recognized in equity under “Accumulated other comprehensive income”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement.
  Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or as measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the statement of income. Investment funds and derivatives are classified as measured at fair value through profit or loss.
24

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

  Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statement of income. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedged item is also measured at fair value. Gains and losses from hedge instruments and hedged items are recognized in the statement of income. The hedge accounting must be discontinued when the hedge becomes ineffective.
  Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statement of income. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the exchange rate effect is recognized directly in equity under “Accumulated other comprehensive income”, while the ineffective portion is recognized in the statement of income. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income is recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line item of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statement of income in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.
  Hedge accounting – hedge of net investments in foreign operations: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity under “Accumulated other comprehensive income”, while the ineffective portion and the operating costs are recognized in the statement of income. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statement of income when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 27.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company subsidiaries are entitled (see Notes 5.a and 27.d.3). The loss allowance for expected credit losses considers the expected losses for the next 12 months, which includes the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any loss on realization of trade receivables.

Reseller financing is provided at subsidized rates for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Note 5.b). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The maximum subsidized rates are 1% p.m. (See Note 27.d.3). These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the subsidized rate is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized in the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered in these estimates, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of the industrial and operations team.

f. Contractual assets with customers - exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets with customers when paid and amortized according to the conditions established in the agreements (see Note 10).

g. Assets and liabilities held for sale and discontinued operations

Non-current assets and related liabilities are classified as held for sale if it is highly probable that their book value will be recovered, primarily, through a sale transaction rather than continued use. The classification criteria are met only when the sale is highly probable, the asset or group of assets is held for immediate sale in its current condition and the sale is expected to occur within 12 months after classification as held for sale.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

A line of business or subsidiary is classified as discontinued operation when the sale of a component of the company that represents an important separate line of business or when the operation meets the criteria to be classified as held for sale, if occurs before, being its results and cash flows presented separately based on the classification of the respective assets and liabilities as held for sale.

Assets and liabilities held for sale and discontinued operations are measured at the lower of the book value and fair value, net of selling expenses, and presented separately in the statement of financial position.

h. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the parent’s individual financial statements (see Notes 1.a and 11). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 11). An associate is an investment in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establishes that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

i. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the statement of financial position right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, discounted by the incremental loan rate of the Company, considering the related contract costs (see Note 12). The amortization expenses of right-of-use assets is recognized in the statement of income over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interest is recognized in the statement of income using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the statement of financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention of purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.u).

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Right-of-use assets include amounts related to area port leases grants.

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less and lease contracts of low-value assets, which do not have purchase option at the end of the contract. In these cases, the recognition of the lease expense in the statement of income is on a straight-line basis.

j. Property, plant and equipment

PP&E is recognized at acquisition or construction cost, including capitalization of right-of-use assets amortization and financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets, less accumulated depreciation and, when applicable, less provision for impairment (see Note 13).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 13, taking into consideration the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

k. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested for impairment annually, or more frequently when there is indication that the goodwill might be impaired. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 14.a).

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using the straight-line method, over the periods mentioned in Note 14, taking into account their useful lives, which are reviewed annually.

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being prescribed according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy. The obligation is recorded under a specific line on statements of financial position and is measured according to the target established by the ANP, through the average acquisition cost of credits acquired and the fair value of traded credits on B3 on the closing date to the credits to be acquired (see Note 14.b).

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 14.a).

l. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

m. Financial liabilities

The financial liabilities include trade payables, trade payables - reverse factoring, other payables, financing, loans, debentures, leases payable and derivative financial instruments used as hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus accrued interest and net of amortization and transaction costs. Interest expense is recognized in the statement of income using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of income taking into account its term, using the effective interest rate method (see Note 15.b).

n. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries’ equity and is excluded from the dividend calculation base and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL see Note 9.

For purposes of disclosure the deferred tax asset was offset against the deferred tax liability, in the same taxable entity and the same tax authority.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

o. Provisions for tax, civil, labor risks and contingent assets

The provisions for tax, civil and labor risks are recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 18). Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. However, when the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate. A contingent asset is disclosed where an inflow of economic benefits is probable.

p. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 17.b). The actuarial gains and losses are recognized in equity under “Accumulated other comprehensive income”.

q. Other liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r. Foreign currency transactions

Foreign currency transactions carried out by the Company and its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

s. Basis for translation of financial statements of foreign subsidiaries

s.1 Subsidiaries with administrative authority

Assets and liabilities of the foreign subsidiaries denominated in currencies other than Brazilian Real which have administrative authority are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are recognized directly in equity in other comprehensive income in the account “Cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. As of December 31, 2023, the Company does not have foreign subsidiaries with administrative authority.

s.2 Subsidiaries without administrative authority

The Company has foreign subsidiaries without administrative authority. Assets and liabilities of the other foreign subsidiaries, which do not have administrative authority, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements.  Gains and losses resulting from changes in these foreign investments are directly recognized as financial result.

t. Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.h, 2.u and 11), the determination of joint control in joint ventures (Notes 2.h and 11), the determination of significant influence in associates (Notes 2.h and 11) and determination of assets and liabilities held for sale and discontinued operations (Note 30).

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments including derivatives (Notes 2.c, 2.m, 4, 15 and 27), the determination of the loss allowance for expected credit losses (Notes 2.d, 5 and 27.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the estimates of realization of deferred IRPJ and CSLL amounts (Notes 2.n and 9.a), realization amount of tax recoverable (Note 7), the useful lives and discount rate of right-of-use assets (Notes 2.i and 12), the useful lives of property, plant and equipment (Notes 2.j and 13), the useful lives of intangible assets and recoverable value of assets, including goodwill (Notes 2.k and 14.a), provisions for tax, civil, and labor risks (Notes 2.o and 18), estimates for the preparation of actuarial reports (Notes 2.p and 17.b), determination of fair value of subscription warrants – indemnification (Notes 19 and 27.i), and definition of fair value of the contingent consideration set for the business combination (Note 29). The actual result of the transactions and information may differ from their estimates.

u. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually or more frequently when there is indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The identified CGUs for the evaluation of impairment are similar to reported segments on financial statements. The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

As of December 31, 2023, the Company and its subsidiaries did not record any losses with impairment of assets. In 2022 the Company, through its parent Ipiranga, sold its subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) and wrote off the provision for impairment of assets allocated to subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). See Note 30.

v. Acquisition of interest

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred. For further details, see Note 29.

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Business combination between entities under common control

Business combinations between entities under common control have not been addressed under IFRS and how they should be disclosed remains unclear. IFRS 3 is the standard applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control.

Predecessor basis of accounting

In accordance with IAS 8, Management has adopted the predecessor basis of accounting, which is consistent with United States Generally Accepted Accounting Principles (“USGAAP”) and United Kingdom Generally Accepted Accounting Principles (“UKGAAP”), to record the carrying amount of the asset received, as recorded by the parent company. Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value as at the transfer date.  If the book value of the assets and liabilities transferred by the parent is different from the historical cost recorded by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent, as a counter-entry to shareholders' equity against the carrying value adjustments.

w. Statements of value added

The statement of value added (“DVA”) has been prepared using information obtained from the same accounting records used to prepare the financial statements and pursuant to the provisions of CPC 09 - Statement of Value Added. The first part of the DVA presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied thereon, other income and the effects of the allowance for expected credit losses), materials purchased from third parties (cost of sales and purchases of materials, energy and third-party services, including taxes levied at the time of the purchase, the effects of impairment and recovery of assets, and depreciation and amortization) and the value added received from third parties (share of profit of subsidiaries, joint ventures and associates, financial income and other income). The second part of the DVA presents the distribution of wealth among personnel, taxes, fees and contributions, and remuneration of third-party capital and remuneration of own capital.

The statements of value added (“DVA”) are presented as an integral part of the financial statements as applicable to publicly traded companies in Brazil, according to Law 11,638/07 and as supplemental information for the IFRS, which does not require the presentation of DVA.

x. Statements of cash flows

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions in the investing activities and received dividends in the operating activities.

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

y. Financial liabilities of customers

Refers to contractual obligations of payments in installments of exclusivity rights with customers of subsidiary Ipiranga, where there was the anticipation of these receivables by customers with certain financial institutions. Ipiranga as guarantor of the operation, assumes the payment of installments falling due with the financial institution in exchange for the right of exclusivity with the customers (see Note 10).

Considering that the average term of maturity of these obligations is 50 monthly installments and the amounts do not bear interest, the Company recorded an adjustment to present value (“APV”) with a corresponding entry in “Contractual assets with customers - exclusivity rights”. The ADP reversion will occur over the contractual term with impact in financial result with an approximate average rate of 13.7% p.a.

3 New accounting policies and changes in accounting policies

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) listed in item 3.a, and on the date the financial statements were authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

These financial statements were prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices.

In 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any material impact on its financial statements. For further information, see Note 27.h.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  a. New accounting policies and changes in accounting policies

  The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated financial statements, are described below.

  a.1 Accounting policies adopted

  The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/after January 1, 2023, had no significant impact on the financial statements for the year ended December 31, 2023:

    CPC 26 (R1)/IAS 1 – Classification of Liabilities as Current or Non-current
    CPC 26 (R1)/IAS 1 and Practical Expedient 2 of IFRS – Disclosure of Accounting Policies
    CPC 23/ IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors — Definition of Accounting Estimates
    CPC 32/ IAS 12 Income Taxes — Deferred Tax related to Assets and Liabilities arising from a Single Transaction
    IAS 12 - Income Taxes — International Tax Reform — Pillar Two Model Rules
    CPC 50/ IFRS 17 – Insurance Contracts

  a.2 Accounting policies not adopted

  The following new standards, amendments to standards and interpretations of IFRS issued by the IASB were not adopted since they are not effective in the year ended December 31, 2023. The Company and its subsidiaries plan to adopt these new standards, amendments, and interpretations, if applicable, when they become effective, and they do not expect a material impact of their adoption on their future individual and consolidated financial statements.

    CPC 06/ IFRS 16 (R2) – Lease Liability in a Sale and Leaseback
    IAS 1 – Non-current Liabilities with Covenants
    IFRS 10/ CPC 36 (R3) and IAS 28/ CPC 18 (R2) – Sale or Contribution of Assets between an Investor and its Associate or Joint venture
    IFRS 7/ CPC 03 and IAS 7/ CPC 40 – Supplier Finance Arrangements
36

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  4 Cash and cash equivalents, financial investments and derivative financial instruments

  Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

  The financial assets were classified based on business model of the Company and its subsidiaries and are disclosed in Note 27.i.

  The breakdown of cash and cash equivalents and financial investments is as follows:

  a.              Cash and cash equivalents

  Cash and cash equivalents are presented as follows:

	Parent		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Cash and banks
In local currency	408	1,919	77,488	105,986
In foreign currency	‐	‐	47,664	5,811
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	412,432	603,542	5,476,726	5,204,766
In foreign currency
Securities and funds in foreign currency	‐	‐	323,810	305,206
Total cash and cash equivalents	412,840	605,461	5,925,688	5,621,769

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  b. Financial investments and derivative financial instruments

  The financial investments that are not classified as cash and cash equivalents and derivative financial instruments are presented as follows:

	Parent		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Financial investments
In local currency
Securities and funds in local currency	‐	‐	82,592	406,683
Derivative financial instruments and other financial assets at fair value (a)	295,637	‐	1,162,283	556,510
Total financial investments and derivative financial instruments	295,637	‐	1,244,875	963,193
Current	‐	‐	292,934	520,352
Non-current	295,637	‐	951,941	442,841

  (a)  Accumulated gains, net of withholding income tax (see Note 27.g).

  5 Trade receivables, reseller financing and other receivables (Consolidated)

   a. Trade receivables

  The breakdown of trade receivables is as follows:

	12/31/2023	12/31/2022
Domestic customers	4,183,696	4,527,167
Domestic customers - related parties (see note 8.a.2)	78	64
Foreign customers	82,634	3,401
Foreign customers - related parties (see note 8.a.2)	3,065	2,695
	4,269,473	4,533,327
(-) Allowance for expected credit losses	(334,467)	(322,753)
Total	3,935,006	4,210,574
Current	3,921,790	4,149,111
Non-current	13,216	61,463

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2023	4,269,473	3,538,087	52,561	52,089	15,976	34,157	576,603
12/31/2022	4,533,327	3,930,178	20,873	18,741	21,482	46,586	495,467

  The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2023	334,467	15,866	3,088	1,984	1,851	11,088	300,590
12/31/2022	322,753	21,425	1,747	1,384	4,913	15,222	278,062

  Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2021	374,355
Additions	143,828
Reversals	(130,385)
Write-offs	(65,045)
Balance as of December 31, 2022	322,753
Additions	115,090
Reversals	(76,762)
Write-offs	(26,614)
Balance as of December 31, 2023	334,467

  For further information on the allowance for expected credit losses, see Note 27.d.3.

  b. Reseller financing

  The breakdown of reseller financing is comprised as follows:

	12/31/2023	12/31/2022
Reseller financing – Ipiranga	1,189,886	1,234,634
(-) Allowance for expected credit losses	(134,383)	(173,287)
	1,055,503	1,061,347
Current	504,862	559,825
Non-current	550,641	501,522

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2023	1,189,886	874,191	8,890	5,664	7,869	13,273	279,999
12/31/2022	1,234,634	826,210	8,944	3,892	11,040	11,943	372,605

  The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2023	134,383	8,265	1,595	857	1,795	4,521	117,350
12/31/2022	173,287	1,327	483	1,132	3,704	4,937	161,704

  Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2021	185,278
Additions	45,987
Reversals	(52,695)
Write-offs	(5,283)
Balance as of December 31, 2022	173,287
Additions	28,472
Reversals	(59,436)
Write-offs	(7,940)
Balance as of December 31, 2023	134,383

  For further information on the allowance for expected credit losses, see Note 27.d.3.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  c. Trade receivables - sale of subsidiaries

  The breakdown of other receivables is comprised as follows:

	Parent		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	‐	726,195	782,655
(-) Adjustment to present value - sale of investments (ii)	‐	‐	(10,318)	(55,598)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	208,487	369,508	208,487	369,508
	208,487	369,508	924,364	1,096,565
Current	208,487	184,754	924,364	184,754
Non-current	‐	184,754	‐	911,811

(i)	Refers to the final installment of the sale of Oxiteno, in the amount of USD 150 million, due in April 2024. In May 2022 Ultrapar made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.
(ii)	The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount as of December 31, 2023, includes present value realization and exchange variation of transaction closing date until December 31, 2023.
(iii)	Refers to part of the payment of the Extrafarma sale transaction, in two installments of equal value, being the first settled in August 2023, and the second maturing in August 2024, monetarily adjusted by the CDI rate + 0.5% p.a. In December 2022, the subsidiary IPP made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma to parent Ultrapar.

  6 Inventories (Consolidated)

  The breakdown of inventories, net of provision for losses, is shown below:

	12/31/2023	12/31/2022
Fuels, lubricants and greases	3,367,094	3,782,522
Raw materials	282,197	380,993
Liquified petroleum gas - LPG	112,100	143,516
Consumable materials and other items for resale	121,537	125,239
Purchase for future delivery (1)	386,281	453,817
Properties for resale	22,222	19,996
	4,291,431	4,906,083

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  Movements in the provision for losses are as follows:

Balance as of December 31, 2021	13,078
Addition to provision for adjustment to realizable value	10,028
Reversal of provision for obsolescence and other losses	(1,180)
Balance as of December 31, 2022	21,926
Reversal of provision for obsolescence and other losses	(8,301)
Reversal of provision for adjustment to realizable value	(6,594)
Balance as of December 31, 2023	7,031

  7 Recoverable taxes (Consolidated)

  a. Recoverable taxes

  Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2023	12/31/2022
ICMS - State VAT (a.1)	1,365,128	1,312,990
PIS and COFINS - Federal VAT (a.2)	2,761,262	2,410,736
Others	77,249	59,545
Total	4,203,639	3,783,271
Current	1,462,269	1,610,312
Non-current	2,741,370	2,172,959

  a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

  Tax credits recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

  In the second quarter of 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

  The amounts of recoverable ICMS are realized by the operation subjected to taxes itself, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

  The estimated recovery of ICMS credits is stated as follows:

Up to 1 year	508,145
From 1 to 2 years	381,560
From 2 to 3 years	238,701
From 3 to 5 years	236,722
Total recoverable ICMS, net of provision	1,365,128

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  The provision for ICMS losses, in the amount of R$ 49,732 (R$ 59,868 as of December 31, 2022), relates to tax credit of the subsidiaries whose amounts are not included within the term determined by its internal policies of provisioning.

  a.2 The recoverable PIS and COFINS are substantially related to:

  ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

  Supplementary Law 192 – On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

  On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, a Direct Unconstitutionality Action 7181 was filed to challenge the provision in MP 1,118/22. On June 21, 2022, the Federal Supreme Court unanimously ratified the decision that considered MP 1,118/22 unconstitutional due to violation of the 90-day principle.

  Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022 (LC 192/22 publication date) to August 15, 2022 (90 days after the publication of the provisional act that restricted the right to take credits on taxpayers), which, as decided by STF, must be the MP 1,118/22 effective date, remained in force.

  As of December 31, 2023, the Company reassessed the estimated realization of its tax credits and recognized in the statement of income of 2023 on subsidiary Ipiranga credits in the amount of R$ 563,000 related to LC 192/22.

  The Company, through its subsidiaries Ipiranga and Bahiana, has credits in the amount of R$ 1,088,303 (R$ 971,373 as of December 31, 2022) from the LC 192/22. The Management estimates the realization of these credits within up to 5 years from the constitution date.

  The estimated recovery of PIS and COFINS credits is as follows:

Up to 1 year	876,876
From 1 to 2 years	565,008
From 2 to 3 years	640,791
From 3 to 4 years	350,942
From 4 to 5 years	327,645
Total recoverable PIS and COFINS	2,761,262

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  b. Recoverable income and social contribution taxes

  Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimates the realization of these credits within up to 5 years.

	Consolidated
	12/31/2023	12/31/2022
IRPJ and CSLL	396,405	499,517
Current	171,051	96,134
Non-current	225,354	403,383

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  8 Related parties

  a. Related parties

  The balances and transactions between the Company and its related parties are disclosed below:

  a.1 Parent

	12/31/2023
	Assets		Liabilities
	Other receivables	Related parties	Related parties	Other payables
Ipiranga Produtos de Petróleo S.A.	69,118	‐	‐	3,843
Cia Ultragaz S.A.	12,064	6,677	‐	880
Ultracargo Logística S.A.	3,369	‐	‐	183
Eaí Clube Automobilista S.A.	621	‐	‐	‐
UVC Investimentos Ltda	217	‐	‐	40
am/pm Comestíveis Ltda.	2,994	‐	‐	232
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	‐
Imaven Imóveis Ltda.	48	‐	‐	‐
Others	4	‐	‐	84
Total	88,435	6,677	2,875	5,262

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

	12/31/2022
	Assets	Liabilities		Results
	Other receivables	Related parties	Other payables	Financial result
Ipiranga Produtos de Petróleo S.A.	79,070	‐	111	29,495
Cia Ultragaz S.A.	15,198	‐	28	29,392
Ultracargo Logística S.A.	3,940	‐	‐	‐
Eaí Clube Automobilista S.A.	487	‐	‐	‐
UVC Investimentos Ltda	21	‐	‐	‐
am/pm Comestíveis Ltda.	57	‐	‐	‐
Iconic Lubrificantes S.A.	12	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	4	‐	30	‐
Others	89	‐	431	‐
Total	98,878	2,875	600	58,887

   a.2 Consolidated

  Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note a.2. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	12/31/2023
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Trade receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	29,278	‐	510,510
União Vopak Armazéns Gerais Ltda.	‐	‐	32	‐	571	‐
Latitude Logística Portuária S.A.	11,393	‐	‐	20	‐	‐
Nordeste Logistica I S.A.	6,842	‐	‐	24	‐	‐
Nordeste Logistica III S.A.	‐	‐	‐	18	‐	‐
Navegantes Logística Portuária S.A.	13,657	‐	46	‐	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	‐	‐	483	‐
Chevron Latin America Marketing LLC (2)	‐	‐	73	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	353	‐	353	‐
Chevron Marine Products (2)	‐	‐	2,495	‐	13,228	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	‐	53,466	‐	175,053
Chevron Products Company (2)	‐	‐	‐	63,263	‐	370,137
Chevron Belgium NV (2)	‐	‐	‐	1,346	‐	27,306
Chevron Brasil Óleo e Gás Ltda. (2)	‐	‐	‐	37	‐	‐
Chevron Lubricants Lanka PLC (2)	‐	‐	144	‐	144	‐
MLF Holding Ltda. (3)	‐	‐	‐	‐	‐	59
Others	‐	243	‐	‐	‐	‐
Total	31,892	3,118	3,143	147,452	14,779	1,083,065

(1)	Loans contracted have indefinite terms and do not contain remuneration clauses.
(2)	Non-controlling shareholders and other related parties of Iconic.
(3)	Non-controlling shareholders and other related parties of Serra Diesel.

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

	12/31/2022				12/31/2022
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Trade receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	26,062	‐	336,781
União Vopak Armazéns Gerais Ltda.	‐	‐	61	‐	784	‐
Latitude Logística Portuária S.A.	‐	‐	3	346	‐	‐
Nordeste Logistica I S.A.	‐	‐	‐	22	‐	‐
Nordeste Logistica III S.A.	‐	‐	‐	17	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	‐	113	‐	832
Chevron Latin America Marketing LLC (2)	‐	‐	34	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	403	‐	930	‐
Chevron Marine Products (2)	‐	‐	1,950	‐	14,068	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	‐	53,912	‐	162,006
Chevron Products Company (2)	‐	‐	‐	178,846	‐	699,154
Chevron Belgium NV (2)	‐	‐	‐	326	‐	13,053
Chevron Petroleum CO Colombia (2)	‐	‐	220	‐	220	‐
Chevron Brasil Óleos Básicos Ltda. (2)	‐	‐	‐	‐	‐	‐
Chevron Lubricants Lanka PLC (2)	‐	‐	88	‐	88	‐
Others	‐	617	‐	‐	‐	‐
Total	‐	3,492	2,759	259,644	16,090	1,211,826

(1)	Loans contracted have indefinite terms and do not contain remuneration clauses.
(2)	Non-controlling shareholders and other related parties of Iconic.

  Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no allowance for expected credit losses or guarantees are recorded.

  b. Key executives (Consolidated)

  The Company’s compensation strategy for Management’s key executives combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For details about post-employment benefits see Note 17.b.

  The expenses for compensation of its key executives (Company’s directors and statutory executive officers) are shown below:

	12/31/2023	12/31/2022
Short-term compensation	54,396	62,285
Stock compensation	35,165	18,424
Post-employment benefits	4,206	4,035
Termination benefits	1,007	‐
Total	94,774	84,744

  c. Deferred stock plan (Consolidated)

  Since 2003 Ultrapar has adopted a stock plan in which the executive has the benefit from shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on B3, the Brazilian Securities, Commodities and Futures Exchange, and the amounts are amortized between five to seven years from the grant date. The last grants of this plan occurred in 2016 and the transfers were concluded in 2023.

  The table below summarizes shares granted to the management of the Company and its subsidiaries:

Grant date	Number of shares granted	Vesting period	Fair value of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	‐	2023	32.72	9,732	(9,732)	‐
Balance as of December 31, 2023	‐			9,732	(9,732)	‐

  For the year ended December 31, 2023 the amortization of R$ 88 (reversal of R$ 1,204 in the year ended December 31, 2022) was recognized as general and administrative expense.

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  The table below summarizes the changes in the number of shares granted:

Balance as of December 31, 2021	133,332
Shares transferred to executives	(66,668)
Balance as of December 31, 2022	66,664
Shares transferred to executives	(66,664)
Balance as of December 31, 2023	‐

  In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“Plan 2017”), which establishes the general terms and conditions for granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

  As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital could be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

  At the OEGM held on April 19, 2023, Ultrapar's shareholders approved a proposal for amendment to the 2017 Plan, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

  The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of common shares issued by it held in treasury for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Meeting.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

  The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$ per share)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 19, 2018	80,000	2024	19.58	2,675	(2,341)	334
Restricted	April 3, 2019	25,996	2024	23.25	3,083	(3,027)	56
Restricted	September 2, 2019	240,000	2025	16.42	6,756	(4,880)	1,876
Restricted	April 1, 2020	89,388	2024 to 2025	12.53	2,107	(1,781)	326
Performance	April 1, 2020	144,202	2024 to 2025	12.53	3,234	(2,845)	389
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(3,036)	2,428
Restricted	April 7, 2021	339,678	2024	21.00	13,822	(12,711)	1,111
Performance	April 7, 2021	645,094	2024	21.00	25,358	(23,692)	1,666
Restricted	September 22, 2021	1,000,000	2027	14.17	24,363	(9,576)	14,787
Restricted	April 6, 2022	667,194	2025	14.16	18,240	(10,885)	7,355
Performance	April 6, 2022	847,990	2025	14.16	22,694	(13,931)	8,763
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(8,540)	55,508
Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(4,090)	33,621
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(2,802)	4,670
Restricted	April 20, 2023	1,179,409	2026	14.50	32,040	(8,129)	23,911
Performance	April 20, 2023	1,184,320	2026	14.50	32,059	(8,149)	23,910
Restricted	September 20, 2023	3,800,000	2033	18.75	132,775	(4,426)	128,349
		14,834,595			433,901	(124,841)	309,060

Balance as of December 31, 2021	4,415,294
Shares granted during the year	5,702,027
Cancellation of granted shares due to termination of executive employment	(934,310)
Shares transferred (vesting)	(484,651)
Reclassification from assets held for sale	236,344
Balance as of December 31, 2022	8,934,704
Shares granted during the year	6,930,871
Cancellation of granted shares due to termination of executive employment	(583,180)
Shares transferred (vesting)	(447,800)
Balance as of December 31, 2023	14,834,595

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  The Company does not have shares that were not transferred after the period for transfer of bare ownership of the shares. For the year ended December 31, 2023, an expense in the amount of R$ 70,770 was recognized in relation to the Plan (R$ 38,204 for the year ended December 31, 2022).

  For all plans, the Company or the beneficiary does not have the option to receive cash, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

  9 Income and social contribution taxes

  a. Deferred income (IRPJ) and social contribution taxes (CSLL)

  The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	46,863	47,436
Provisions for tax, civil and labor risks	64,486	48,376	326,662	225,585
Provision for post-employment benefits	512	911	90,451	74,644
Provision for differences between cash and accrual basis (i)	‐	‐	35,989	63,330
Goodwill	‐	‐	7,976	3,561
Business combination – tax basis vs. accounting basis of goodwill	‐	‐	-	17,575
Provision for asset retirement obligation	‐	‐	14,759	15,737
Operating provisions	3,247	6,090	299,609	132,657
Provision for profit sharing and bonus	12,590	14,453	91,883	69,588
Leases payable	2,919	2,677	518,138	518,081
Change in fair value of subscription warrants	3,566	9,224	3,566	9,224
Provision for deferred revenue	‐	‐	932	8,121
Other temporary differences	9,428	5,575	104,319	43,715
Tax losses and negative basis for social contribution carryforwards (9.d)	77,453	65,505	396,601	283,238
Total	174,201	152,811	1,937,748	1,512,492
Offsetting liability balance	(9,934)	(2,360)	(682,614)	(614,257)
Net balances of deferred tax assets	164,267	150,451	1,255,134	898,235
Liabilities - deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	‐	‐	‐	387
Leases payable	2,559	2,360	432,908	457,768
Provision for differences between cash and accrual basis (i)	7,375	‐	81,293	9,389
Goodwill	‐	‐	28,717	27,691
Business combination - fair value of assets	‐	‐	54,921	61,521
Other temporary differences	‐	‐	84,981	57,800
Total	9,934	2,360	682,820	614,556
Offsetting asset balance	(9,934)	(2,360)	(682,614)	(614,257)
Net balance of deferred tax liabilities	‐	‐	206	299

  (i) In the consolidated refers mainly to the income and social contribution taxes on the exchange variation of the derivative instruments.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2021	72,402	571,473
Deferred IRPJ and CSLL recognized in income for the year	31,552	296,459
Deferred IRPJ and CSLL recognized in income for the year from discontinued operation	46,247	31,138
Deferred IRPJ and CSLL recognized in other comprehensive income	250	(1,134)
Balance as of December 31, 2022	150,451	897,936
Deferred IRPJ and CSLL recognized in income for the year	13,784	335,375
Deferred IRPJ and CSLL recognized in income for the year from discontinued operation	‐	‐
Deferred IRPJ and CSLL recognized in other comprehensive income	32	21,474
Others	-	143
Balance as of December 31, 2023	164,267	1,254,928

  The estimated recovery of the deferred tax asset of IRPJ and CSLL is shown as follows:

	Parent	Consolidated
Up to 1 year	84,726	699,842
1 to 2 years	5,308	271,128
2 to 3 years	81,685	206,843
3 to 5 years	662	313,032
5 to 7 years	-	196,812
7 to 10 years	1,820	250,091
Total deferred tax assets relating to IRPJ and CSLL	174,201	1,937,748

  The consolidated balance of the Company of R$ 1,937,748 and parent of R$ 174,201 were supported by the technical study on taxable profit projections for the realization of deferred tax assets in order to the realization of deferred tax assets, the taxable profit projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

  The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  b. Reconciliation of income and social contribution taxes in the statement of income

  IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Income before taxes	2,452,652	1,315,799	3,578,695	1,879,725
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(833,902)	(447,372)	(1,216,756)	(639,107)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(3,019)	(3,009)	(11,535)	(11,006)
Nontaxable revenues (ii)	9,409	6,182	114,981	23,149
Adjustment to estimated income (iii)	‐	‐	2,173	10,136
Unrecorded deferred income and social contribution tax carryforwards (iv)	‐	‐	(36,227)	(4,602)
Share of profit (loss) of subsidiaries, joint ventures and associates	846,771	446,198	4,049	4,141
Interest on capital	‐	153,001	‐	153,004
Other adjustments	(32,116)	28,182	(26,666)	29,327
Income and social contribution taxes before tax incentives	(12,857)	183,182	(1,169,981)	(434,958)
Tax incentives – SUDENE (9.c)	-	‐	109,039	93,444
Income and social contribution taxes in the statement of income	(12,857)	183,182	(1,060,942)	(341,514)
Current	(26,641)	151,630	(1,396,317)	(637,973)
Deferred	13,784	31,552	335,375	296,459
Effective IRPJ and CSLL rates - %	(0.5)	13.9	(29.6)	(18.2)

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes, tax incentives, installments and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 9.d.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  c. Tax incentives – SUDENE

  The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027

Ultracargo Logística S.A.	Aratu Terminal(1)	75	2032
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

(1)	In December 2022, an application for renewal of Aratu Terminal concession term for an additional 10 years was filed with SUDENE, have been approved in accordance with Report 108/2023 and recognition by the Brazilian Federal Revenue with effect from January 1, 2023.

  d. Tax losses and negative basis for social contribution carryforwards

  As of December 31, 2023, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, which do not expire.

  The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2023	12/31/2022
Oil Trading	84,372	93,627
Ultrapar (i)	77,453	65,505
Abastece Aí	91,861	66,347
Ipiranga	97,071	28,894
Ultracargo Vila do Conde	30,652	22,313
Others	15,192	6,552
	396,601	283,238

  (1) Include the amount of R$ 25,884 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of December 31, 2023 (R$ 33,663 as of December 31, 2022).

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

  The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2023	12/31/2022
Neogás	45,333	‐
Integra Frotas	13,335	12,394
Millennium	8,539	6,154
Others	9,095	997
	76,302	19,545

  e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

  The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 143,147 as of December 31, 2023 (R$ 128,420 as of December 31, 2022).
10 Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement.

Changes are shown below:

Balance as of December 31, 2021	2,079,226
Additions	637,502
Amortization	(504,907)
Transfers	(6,230)
Balance as of December 31, 2022	2,205,591
Additions	664,363
Amortization	(607,446)
Balance as of December 31, 2023	2,262,508
Current	787,206
Non-current	1,475,302

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

11 Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the year by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investments		Share of profit (loss) of subsidiaries and joint ventures
				12/31/2023	12/31/2022	12/31/2023	12/31/2022
Subsidiaries
Ultracargo - Operações Logísticas e Participações Ltda.	1,745,326	308,672	100	1,745,326	1,651,115	308,672	233,397
Ipiranga Produtos de Petróleo S.A. (*)	9,216,020	1,409,687	100	9,216,020	8,142,013	1,409,687	620,265
Ultrapar International S.A.	(54,850)	21,795	100	(54,850)	(76,646)	21,795	(98,372)
UVC	39,917	(7,047)	100	39,917	39,123	(7,047)	1,650
Centro de Conveniências Millennium Ltda. (vii)	12,700	(5,249)	100	‐	11,883	(5,249)	(8,804)
Eaí Clube Automobilista S.A.	168,602	(53,311)	100	168,602	110,836	(53,311)	(51,061)
Ultragaz Participações Ltda.(i)	1,004,960	808,696	100	1,004,960	2,263,339	808,696	386,795
Companhia Ultragaz S.A. (iii)	‐	‐	‐	‐	‐	‐	202,376
UVC Investimentos Ltda. (iii)	(862)	(935)	100	(862)	73	(935)	2
Imaven Imóveis Ltda. (v)	52,796	1,866	100	52,796	‐	1,866	‐
Ultrapar Mobilidade Ltda. (vi)	59,403	(1,297)	100	59,403	‐	(1,297)	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A. (ii)	6,956	(84)	50	3,478	3,520	(41)	(7)
Refinaria de Petróleo Riograndense S.A. (iv)	95,027	23,094	33	31,553	25,185	7,668	26,105

Total (A)				12,266,343	12,170,441	2,490,504	1,312,346
Total provision for equity deficit (B)				(55,712)	(76,646)
Total investments (A-B)				12,322,055	12,247,087

The percentages in the table above are rounded.

(*)	Equity and income for the year adjusted for unrealized profits between subsidiaries in the amount of R$ 38,652.
(i)	Until July 31, 2022, Ultragaz was a subsidiary of Ipiranga Produtos de Petróleo S.A. On August 1, 2022, the Company acquired a 99% interest in Cia. Ultragaz. On November 1, 2022, Ultragaz Participações S.A., which became the direct parent of Companhia Ultragaz S.A. and subsidiaries, was established. For further information, see Note 1.a.2
(ii)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.
(iii)	On August 1, 2022, Ultrapar acquired the total shares of UVC Investimentos Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(iv)	Investment considers capital loss balances of R$ 10,627 as of December 31, 2023 (R$ 11,356 as of December 31, 2022).
(v)	On April 28, Imaven Imóveis Ltda. carried out a partial spin-off of its equity, where the spun-off portion was merged into subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, 2022, Ultrapar acquired the total shares of Imaven Imóveis Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(vi)	Company established on February 28, 2023 with the purpose of holding interests in other companies.
(vii)	On October 2, 2023, the Company transferred all shares in Centro de Conveniências Millennium Ltda. to its subsidiary Ultrapar Mobilidade Ltda., as a capital contribution.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - %	Investments		Share of profit (loss) of joint ventures and associates
				12/31/2023	12/31/2022	12/31/2023	12/31/2022
Joint ventures
União Vopak – Armazéns Gerais Ltda (1)	3,100	15,388	50	1,550	4,456	7,694	(3,880)
Refinaria de Petróleo Riograndense S.A. (2)	95,027	23,094	33	31,553	25,186	7,668	26,110
Latitude Logística Portuária S.A. (3)	12,004	(4,068)	50	6,002	7,638	(1,636)	(2,339)
Navegantes Logística Portuária S.A. (3)	47,509	(22,820)	33	15,836	23,250	(7,413)	(11,040)
Nordeste Logística I S.A. (3)	21,212	6,305	33	7,071	6,340	730	2,591
Nordeste Logística II S.A. (3)	51,649	(5,553)	33	17,216	19,415	(2,199)	(2,007)
Nordeste Logística III S.A. (3)	54,012	3,933	33	18,004	17,038	967	(30)
Química da Bahia Indústria e Comércio S.A. (i)	6,956	(84)	50	3,478	3,520	(42)	(8)
Terminal de Combustíveis Paulínia S.A. ("Opla") (6)	108,311	8,141	50	54,155	‐	4,071	‐
Other investments	‐	‐	‐	349	‐	‐	‐
Associates
Transportadora Sulbrasileira de Gás S.A. (4)	15,913	8,253	25	3,978	3,898	2,043	2,771
Metalúrgica Plus S.A. (5)	(769)	(298)	33	(256)	(157)	(99)	(105)
Plenogás Distribuidora de Gás S.A. (5)	1,490	376	33	497	615	124	118
Other investments	‐	‐	‐	33	28	‐	‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla") (6)	‐	‐	‐	158,634	‐	‐	‐

Total (A)				318,100	111,227	11,908	12,181
Total provision for equity deficit (B)				(256)	(157)
Total investments (A-B)				318,356	111,384

The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.
(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)	The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).
(4)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(5)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.
(6)	The subsidiary Ultracargo Logística acquired a 50% interest in Opla on July 1, 2023. For more information, see Note 29.c.

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and right votes detained by non-controlling participation		Equity attributed to non-controlling participation		Income allocated to non-controlling participation for the year
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Subsidiaries	%	%
Iconic Lubrificantes S.A	44%	44%	477,710	446,707	72,505	34,955
Other investiments	-	-	45,621	19,520	5,453	4,275
			523,331	466,227	77,958	39,230

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023
The table below presents the full amounts of statements of financial position and statements of income of joint ventures:
	12/31/2023
	União Vopak	RPR	Química da Bahia	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Opla
Current assets	7,256	592,237	331	6,262	5,376	39,078	19,425	23,566	12,844
Non-current assets	132	252,722	9,734	86,273	166,000	49,869	46,165	52,299	177,782
Current liabilities	92	488,932	‐	27,309	76,402	44,852	1,183	2,384	58,308
Non-current liabilities	4,196	228,994	3,109	53,222	47,464	22,883	12,758	19,468	24,007
Equity	3,100	127,033	6,956	12,004	47,510	21,212	51,649	54,013	108,311
Net revenue	‐	2,954,931	‐	12,220	‐	16,895	5,264	13,324	35,117
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	22,174	(2,940,640)	(51)	(10,565)	(12,342)	(8,742)	(9,732)	(10,354)	(20,415)
Finance income (costs), income and social contribution taxes	(6,786)	6,608	(33)	(5,723)	(10,478)	(1,848)	(1,085)	963	(6,561)
Net income (loss) for the year	15,388	20,899	(84)	(4,068)	(22,820)	6,305	(5,553)	3,933	8,141
Number of shares or units held	5,599	5,078,888	1,493,122	9,384,693	37,998,195	2,317,921	22,393,571	16,977,737	33,915,815
Interest in share capital - %	50	33	50	50	33	33	33	33	50

	12/31/2022
	União Vopak	RPR	Química da Bahia	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	3,164	615,563	382	9,526	4,358	20,604	38,951	25,598
Non-current assets	7,454	156,788	9,767	67,774	179,377	23,146	40,806	49,800
Current liabilities	1,378	432,502	-	13,112	40,675	6,183	10,915	7,871
Non-current liabilities	328	263,999	3,109	48,912	73,311	18,546	10,596	16,415
Equity	8,912	75,850	7,040	15,276	69,749	19,021	58,246	51,112
Net revenue	3,408	3,215,987	-	12,722	-	20,631	3,205	12,798
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(13,412)	(3,085,140)	(15)	(9,864)	(11,360)	(7,901)	(7,367)	(10,720)
Finance income (costs), income and social contribution taxes	2,244	(52,248)	-	(4,574)	(8,408)	(3,632)	531	(1,280)
Net income (loss) for the year	(7,760)	78,599	(15)	(1,716)	(19,768)	9,098	(3,631)	798
Number of shares or units held	29,995	5,078,888	1,493,122	9,384,693	37,998,195	984,587	22,393,571	16,977,737
Interest in share capital - %	50	33	50	50	33	33	33	33

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The table below presents the statements of financial position and statements of income of associates:

	12/31/2023
	Transportadora Sulbrasileira de Gás S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,827	5	828
Non-current assets	9,329	‐	1,269
Current liabilities	3,642	32	218
Non-current liabilities	602	742	390
Equity	15,912	(769)	1,489
Net revenue	16,212	‐	‐
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(8,145)	(263)	378
Finance income (costs), income and social contribution taxes	186	(35)	(2)
Net income (loss) for the year	8,253	(298)	376
Number of shares or units held	20,124,996	3,000	1,384,308
Interest in share capital - %	25	33	33

	12/31/2022
	Transportadora Sulbrasileira de Gás S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	8,598	6	617
Non-current assets	10,420	-	1,949
Current liabilities	2,824	29	167
Non-current liabilities	601	448	555
Equity	15,593	(471)	1,844
Net revenue	18,250	-	-
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(7,593)	(245)	356
Finance income (costs), income and social contribution taxes	76	(69)	(3)
Net income (loss) for the year	10,733	(314)	353
Number of shares or units held	20,124,996	3,000	1,384,308
Interest in share capital - %	25	33	33

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,482,877	7,627	2,490,504	9,840	2,068	11,908
Dividends	(1,782,516)	(2,196)	(1,784,712)	(11,072)	(2,200)	(13,272)
Equity instrument granted (ii)	5,598	‐	5,598	899	‐	899
Accumulated other comprehensive income	(7,163)	895	(6,268)	‐	‐	‐
Capital increase in cash	422,886	‐	422,886	‐	‐	‐
Shareholder transactions - changes of interest	168	‐	168	‐	‐	‐
Acquisition of Imaven Imóveis Ltda.	60,930	‐	60,930	‐	‐	‐
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	210,096	‐	210,096
Capital decrease	(1,093,204)	‐	(1,093,204)	(3,100)	‐	(3,100)
Other movements	-	-	-	342	-	342
Balance as of December 31, 2023 (i)	12,231,312	35,031	12,266,343	313,848	4,252	318,100

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2021 (i)	8,247,649	4,548	8,252,197	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	1,286,248	26,098	1,312,346	9,397	2,784	12,181
Dividends	(352,993)	(4,296)	(357,289)	(4,298)	(2,076)	(6,374)
Equity instrument granted (ii)	14,195	‐	14,195	‐	‐	‐
Accumulated other comprehensive income	1,798	267	2,065	267	‐	267
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	288	(1,440)	(1,152)	(1,440)	‐	(1,440)
Capital increase in cash	369,021	‐	369,021	28,000	‐	28,000
Shareholder transactions - changes of interest	910	3,528	4,438	3,528	(3,528)	‐
Redemption of shares Ultragaz	(23,065)	‐	(23,065)	‐	‐	‐
Acquisition of Cia Ultragaz	1,823,105	‐	1,823,105	‐	‐	‐
Acquisition of UVC Investimentos	(129)	‐	(129)	‐	‐	‐
Movements in discontinued operations	774,709	‐	774,709	‐	‐	‐
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ipiranga Produtos de Petróleo S.A., Ultragaz Participações Ltda. and Ultracargo – Operações Logísticas Ltda.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

12 Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

  Consolidated
	Weighted average useful life (years)	Balance as of 12/31/2022	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Acquisition of subsidiary (iii)	Balance as of 12/31/2023
Cost:
Real estate	10	2,019,898	140,245	(165,551)	‐	‐	4,274	1,998,866
Port areas	29	311,174	3,790	‐	‐	‐	‐	314,964
Vehicles	4	186,455	120,705	(71,781)	‐	‐	35,009	270,388
Equipment	5	26,345	12,910	(1,973)	‐	‐	996	38,278
Others	20	27,846	‐	‐	‐	‐	‐	27,846
		2,571,718	277,650	(239,305)	‐	‐	40,279	2,650,342

Accumulated amortization:
Real estate		(634,688)	‐	95,896	(4,491)	(209,522)	(393)	(753,198)
Port areas		(36,773)	‐	‐	‐	(7,847)	‐	(44,620)
Vehicles		(83,902)	‐	63,708	‐	(80,661)	(9,112)	(109,967)
Equipment		(2,850)	‐	1,974	‐	(4,151)	(157)	(5,184)
Others		(22,128)	‐	‐	‐	(3,719)	‐	(25,847)
		(780,341)	‐	161,578	(4,491)	(305,900)	(9,662)	(938,816)

Net amount		1,791,377	277,650	(77,727)	(4,491)	(305,900)	30,617	1,711,526

(i)	Considers R$ 195,591 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.
(iii)	For further information, see Note 29.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions and remeasurement	Write-offs	Transfers	Amortization	Balance as of 12/31/2022
Cost:
Real estate	10	1,793,473	366,805	(140,380)	‐	‐	2,019,898
Port areas	29	299,630	11,868	(324)	‐	‐	311,174
Vehicles	4	146,173	115,666	(75,384)	‐	‐	186,455
Equipment	5	16,740	9,958	(353)	‐	‐	26,345
Others	20	27,846	‐	‐	‐	‐	27,846
		2,283,862	504,297	(216,441)	‐	‐	2,571,718

Accumulated amortization:
Real estate		(489,470)	‐	79,003	(5,311)	(218,910)	(634,688)
Port areas		(23,526)	‐	‐	‐	(13,247)	(36,773)
Vehicles		(98,867)	‐	66,554	‐	(51,589)	(83,902)
Equipment		(1,834)	‐	399	‐	(1,415)	(2,850)
Others		(18,870)	‐	‐	‐	(3,258)	(22,128)
		(632,567)	‐	145,956	(5,311)	(288,419)	(780,341)

Net amount		1,651,295	504,297	(70,485)	(5,311)	(288,419)	1,791,377

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2021	1,348,311
Interest accrued	128,069
Payments of leases	(357,879)
Additions and remeasurement	482,439
Write-offs	(77,171)
Balance as of December 31, 2022	1,523,769
Interest accrued	143,005
Payments of leases	(213,527)
Interest payment	(145,586)
Additions and remeasurement	257,201
Write-offs	(71,569)
Acquisition of subsidiary (29.b; 29.d)	30,641
Balance as of December 31, 2023	1,523,934

Current	311,426
Non-current	1,212,508

The undiscounted future cash outflows are presented below:

	12/31/2023	12/31/2022
Up to 1 year	418,450	343,792
1 to 2 years	322,165	319,284
2 to 3 years	227,785	277,318
3 to 4 years	189,744	201,227
4 to 5 years	147,977	173,229
More than 5 years	1,003,655	1,089,255
Total	2,309,776	2,404,105

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	9.40%
From 6 to 10 years	9.87%
From 11 to 15 years	10.28%
More than 15 years	10.42%

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

c. Effects of inflation and potential right of recoverable Pis and Cofins - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the year ended December 31, 2023 are as follows:

Right-of-use assets, net
Nominal base	1,711,526
Inflated base	2,069,381
20.9%

Leases payable
Nominal base	1,523,934
Inflated base	1,716,145
12.6%

Financial expenses
Nominal base	143,005
Inflated base	172,341
20.5%

Amortization expense
Nominal base	305,900
Inflated base	341,301
11.6%

The possible credits of PIS and COFINS on payments of leases, calculated based on the rate of 9.25% according to the Brazilian tax legislation for the year ended December 31, 2023 are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	140,964
Nominal cash flow	213,654

d. Lease contracts of leases of low-value assets and short-term leases

The Company and its subsidiaries, especially Cia. Ultragaz, Bahiana and IPP have operating lease contracts considered as being of low value, short term and variable payments for the use of IT equipment, vehicles and real estates. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2023	7,693	1,872	‐	9,565
12/31/2022	2,458	5,689	‐	8,147

The amount of lease considered as of low value, short term and variable payments, recognized as an expense for the year ended December 31, 2023 was R$ 7,794 (R$ 18,466 for the year ended December 31, 2022).

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

13 Property, plant, and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (see Note 29)	Balance as of 12/31/2023
Cost:
Land	-	619,116	1,053	‐	3,316	(16,369)	36	607,152
Buildings	36	1,532,506	27,100	‐	198,398	(111,899)	891	1,646,996
Leasehold improvements	11	1,169,326	30,348	‐	90,557	(12,458)	15,225	1,292,998
Machinery and equipment	11	3,186,759	111,726	‐	133,554	(14,634)	112,779	3,530,184
Automotive fuel/lubricant distribution equipment and facilities	13	3,213,123	86,714	‐	143,010	(92,744)	11,534	3,361,637
LPG tanks and bottles	8	920,287	129,567	‐	431	(43,887)	-	1,006,398
Vehicles	8	325,094	24,661	‐	1,351	(9,473)	29,801	371,434
Furniture and fixtures	9	201,708	12,326	‐	1,649	(4,547)	1,504	212,640
IT equipment	5	303,023	19,787	‐	4,516	(10,750)	2,145	318,721
Construction in progress	-	694,726	650,828	‐	(567,114)	-	5,056	783,496
Advances to suppliers	-	18,139	20,501	‐	(6,263)	‐	180	32,557
Imports in progress	-	902	2,205	‐	‐	‐	‐	3,107
		12,184,709	1,116,816	‐	3,405	(316,761)	179,151	13,167,320

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (see Note 29)	Balance as of 12/31/2023
Accumulated depreciation:
Buildings	(591,812)	‐	(46,187)	‐	101,919	(438)	(536,518)
Leasehold improvements	(618,256)	‐	(71,139)	‐	8,858	(2,650)	(683,187)
Machinery and equipment	(1,926,954)	‐	(194,666)	‐	13,499	(39,721)	(2,147,842)
Automotive fuel/lubricant distribution equipment and facilities	(2,113,657)	‐	(181,233)	‐	60,982	(4,935)	(2,238,843)
LPG tanks and bottles	(557,260)	‐	(83,777)	‐	35,739	-	(605,298)
Vehicles	(154,177)	‐	(29,483)	‐	5,608	(3,459)	(181,511)
Furniture and fixtures	(118,438)	‐	(14,032)	‐	3,052	(699)	(130,117)
IT equipment	(239,978)	‐	(23,721)	‐	10,058	(1,311)	(254,952)
	(6,320,532)	‐	(644,238)	‐	239,715	(53,213)	(6,778,268)
Provision for impairment losses:
Land	(146)	‐	‐	‐	‐	‐	(146)
Buildings	‐	(21)	‐	‐	4	‐	(17)
Leasehold improvements	(30)	(11)	‐	‐	30	‐	(11)
Machinery and equipment	(1,566)	(57)	‐	‐	328	‐	(1,295)
Automotive fuel/lubricant distribution equipment and facilities	(22)	‐	‐	‐	20	‐	(2)
	(1,764)	(89)	‐	‐	382	‐	(1,471)
Net amount	5,862,413	1,116,727	(644,238)	3,405	(76,664)	125,938	6,387,581

(i) Refers to R$ 1,086 transferred to intangible assets and R$ 4,491 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals' assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Depreciation	Transfers	Write-offs	Acquisition of subsidiaries (see Note 29)	Balance as of 12/31/2022
Cost:
Land	-	610,294	‐	-	23,539	(14,717)	-	619,116
Buildings	32	1,486,721	20,020	-	73,744	(47,979)	-	1,532,506
Leasehold improvements	13	1,056,179	40,685	-	82,317	(9,855)	-	1,169,326
Machinery and equipment	12	3,024,577	99,477	-	70,150	(7,518)	73	3,186,759
Automotive fuel/lubricant distribution equipment and facilities	13	3,245,586	96,208	-	12,680	(141,351)	-	3,213,123
LPG tanks and bottles	9	840,931	94,356	-	-	(15,000)	-	920,287
Vehicles	9	288,239	33,452	-	8,050	(4,647)	-	325,094
Furniture and fixtures	9	168,092	34,905	-	5,140	(6,531)	102	201,708
IT equipment	5	330,375	24,069	-	2,053	(53,863)	389	303,023
Construction in progress (ii)	-	452,248	482,043	-	(239,082)	(483)	-	694,726
Advances to suppliers	-	14,281	35,887	-	(32,029)	-	-	18,139
Imports in progress	-	181	902	-	(181)	-	-	902
		11,517,704	962,004	‐	6,381	(301,944)	564	12,184,709

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

	Balance as of 12/31/2021	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (see Note 29)	Balance as of 12/31/2022
Accumulated depreciation:
Buildings	(585,846)	-	(42,195)	-	36,229	-	(591,812)
Leasehold improvements	(573,553)	-	(58,172)	606	12,863	-	(618,256)
Machinery and equipment	(1,758,401)	-	(175,567)	-	7,024	(10)	(1,926,954)
Automotive fuel/lubricant distribution equipment and facilities	(2,050,533)	-	(175,899)	(3)	112,778	-	(2,113,657)
LPG tanks and bottles	(498,310)	-	(69,860)	-	10,910	-	(557,260)
Vehicles	(133,149)	-	(23,713)	-	2,685	-	(154,177)
Furniture and fixtures	(112,288)	-	(11,496)	(603)	5,953	(4)	(118,438)
IT equipment	(269,534)	-	(23,933)	‐	53,526	(37)	(239,978)
	(5,981,614)	‐	(580,835)	‐	241,968	(51)	(6,320,532)
Provision for impairment losses:
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(18)	(12)	-	-	-	-	(30)
Machinery and equipment	(1,289)	(27)	-	-	(250)	-	(1,566)
Automotive fuel/lubricant distribution equipment and facilities	(46)	-	-	-	24	-	(22)
	(1,499)	(39)	‐	‐	(226)	‐	(1,764)
	5,534,591	961,965	(580,835)	6,381	(60,202)	513	5,862,413

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

14 Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Amortizations	Transfers (i)	Write-offs	Exchange rate variation	Acquisition of subsidiaries	Balance as of 12/31/2023
Cost:
Goodwill (a)	-	917,775	‐	‐	‐	-	‐	25,350	943,125
Software (c)	5	1,299,088	273,310	‐	1,086	(79,909)	‐	10,026	1,503,601
Distribution rights	15	114,593	1,357	‐	‐	-	‐	39,224	155,174
Brands (d)	-	65,647	-	‐	‐	-	(3,344)	‐	62,303
Trademark rights (d)	30	114,792	25	‐	‐	-	‐	6,143	120,960
Others	3	177	‐	‐	‐	(3)	‐	14,953	15,127
Decarbonization credits (CBIO) (b)	-	232,305	778,885	‐	‐	(300,480)	‐	‐	710,710
		2,744,377	1,053,577	‐	1,086	(380,392)	(3,344)	95,696	3,511,000
Accumulated amortization:
Software		(708,659)	‐	(192,976)	‐	79,720	‐	(4,858)	(826,773)
Distribution rights		(102,037)	‐	(2,956)	‐	‐	‐	(1,152)	(106,145)
Trademark rights		(14,930)	‐	(3,889)	‐	‐	‐	(112)	(18,931)
Others		(402)	‐	(4,835)	‐	3	‐	‐	(5,234)
		(826,028)	‐	(204,656)	‐	79,723	‐	(6,122)	(957,083)
Net amount		1,918,349	1,053,577	(204,656)	1,086	(300,669)	(3,344)	89,574	2,553,917

(i) Refers to R$ 1,086 transferred from property, plant and equipment.

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Amortizations	Transfers	Write-offs	Exchange rate variation	Balance as of 12/31/2022
Cost:
Goodwill (a)	-	818,096	99,679	‐	‐	‐	‐	917,775
Software (c)	5	1,146,980	277,600	‐	173	(125,665)	‐	1,299,088
Distribution rights	12	114,593	‐	‐	‐	‐	‐	114,593
Brands (d)	-	69,198	‐	‐	‐	‐	(3,551)	65,647
Trademark rights (d)	39	114,792	‐	‐	‐	‐	‐	114,792
Others	10	421	999	‐	(1,243)	‐	‐	177
Decarbonization credits (CBIO) (b)	-	‐	635,130	‐	‐	(402,825)	‐	232,305
		2,264,080	1,013,408	‐	(1,070)	(528,490)	(3,551)	2,744,377
Accumulated amortization:
Software		(679,402)	-	(154,122)	‐	124,865	-	(708,659)
Technology		‐	-	-	-	-	-	‐
Distribution rights		(101,027)	-	(1,010)	-	-	-	(102,037)
Trademark rights		(11,993)	-	(2,937)	-	-	-	(14,930)
Others		(402)	-	-	-	-	-	(402)
		(792,824)	‐	(158,069)	‐	124,865	‐	(826,028)
Net amount		1,471,256	1,013,408	(158,069)	(1,070)	(403,625)	(3,551)	1,918,349

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired.

	Segment	12/31/2023	12/31/2022
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás (ii)	Ultragaz	7,761	‐
Stella (ii)	Ultragaz	103,051	99,679
Serra Diesel	Ultrapar	14,217	‐
TEAS (iii)	Ultracargo	797	797
		943,125	917,775

(i) Including R$ 246,163 presented as goodwill at the Parent.

(ii) For further information, see Notes 29.a and 29.b

(iii) On April 27, 2023, the Company was merged into Ultracargo Logística S.A.

As of December 31, 2023, the Company assessed the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections of future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs to which goodwill is related. The main key assumptions used by the Company to calculate the value in use are described below.

Period of evaluation: the evaluation of the value in use is calculated for a period of five years, after which the Company calculates the perpetuity,  considering the possibility of carrying the business on indefinitely.

Discount rate and actual growth rate: the discount and real growth rates used to extrapolate the projections at December 31, 2023 ranged from 10.1% to 11.1% and -0.5% to 0.5% p.a., respectively, depending on of the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2024 and the long-term strategic plan prepared by management and presented to the Board of Directors.

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

b. Acquisition and provision for decarbonization credits (Consolidated)

The Company, through its subsidiary IPP, has annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 on November 20, 2019, issued by the Brazilian Ministry of Mines and Energy.

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being retired according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”).

The obligation is registered under “Provision for decarbonization credits” in proportion to the annual targets established by the ANP, through the average acquisition cost of credits acquired and the fair value of traded credits on B3 on the closing date to the credits to be acquired. In 2023, the amount of R$ 741,982 was registered (R$ 272,969 in 2022),

On April 25, 2023, Decree No. 11,499/2023 was published, which exceptionally establishes the deadline for retirement of decarbonization credits until September 2023 to meet the 2022 target and until March 2024 to meet the 2023 target.

c. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 11,200 as of December 31, 2023 (R$ 18,673 as of December 31, 2022).

d. Brands and trademarks rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and the NEOgás brand, acquired in the business combination, and Chevron and Texaco trademarks rights.

73

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

15 Loans, financing, debentures and derivative financial instruments

a. Composition

				Parent		Consolidated
Description	Index/Currency	Average financial charges	Maturity	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Foreign curency:
Notes in the foreign market (e)	USD	5.30%	2026 and 2029	-	-	3,694,339	3,973,816
Foreign loan (f)	USD	4.60%	2024 and 2025	-	-	1,018,429	1,161,798
Foreign loan (f)	JPY	1.30%	2025	-	-	439,852	-
Foreign loan (f)	EUR	4.40%	2024	-	-	126,171	54,542
Total in foreign currency				-	-	5,278,791	5,190,156

Brazilian Reais:
Debentures – CRA (d)	IPCA +	5.10%	2024 to 2032	‐	‐	3,434,287	3,011,462
Debentures – CRA (d)	%DI	97.50%	2023	‐	‐	‐	660,485
Debentures - Ultracargo	IPCA +	4.10%	2028	‐	‐	556,677	482,185
CCB (g)	%DI	109.40%	2025	‐	‐	552,407	‐
Debentures – CRA (d)	Fixed rate	11.20%	2027	‐	‐	539,914	-
Debentures – CRA (d)	DI+	0.70%	2027	‐	‐	488,269	-
CDCA (g)	% DI	108.60%	2024	‐	‐	201,848	‐
Debentures – Ultracargo Logística (d)	Fixed rate	6.50%	2024	‐	‐	87,826	81,548
FINEP	TJLP (1)	1.00%	2024 to 2026	‐	‐	1,264	‐
Debentures - 6th issuance(d)	%DI	0.00%	2023	‐	1,800,213	‐	1,800,213
Total in Brazilian Reais				-	1,800,213	5,862,492	6,035,893

Total in foreign currency and Brazilian Reais				-	1,800,213	11,141,283	11,226,049

Derivative financial instruments (*)				-	-	626,734	524,312

Total				-	1,800,213	11,768,017	11,750,361

Current				-	1,800,213	1,993,254	3,360,677
Non-current				-	-	9,774,763	8,389,684

(*) Accumulated losses (see Note 27.g).

1)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, the TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2023, TJLP was fixed at 6.55% p.a.

74

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The changes in loans, financing, debentures and derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2021	1,764,199	16,377,643
New loans with cash effect	‐	1,519,580
Interest accrued	218,566	945,023
Principal payment	‐	(5,848,611)
Interest payment	(182,552)	(914,979)
Monetary and exchange rate variation	‐	(587,064)
Change in fair value	‐	(68,366)
Hedge result	‐	327,135
Balance as of December 31, 2022	1,800,213	11,750,361
New loans (d; e; f)	‐	2,903,031
Interest accrued	42,968	761,052
Principal payment	(1,725,000)	(3,149,525)
Interest payment	(118,181)	(742,724)
Balance of acquired company (see Note 29)	‐	111,328
Monetary and exchange rate variation	‐	(319,488)
Change in fair value	‐	351,560
Hedge result	‐	102,422
Balance as of December 31, 2023	‐	11,768,017

The long-term debt had the following principal maturity schedule:

	Consolidated
	12/31/2023	12/31/2022
1 to 2 years	1,879,412	817,898
2 to 3 years	2,243,967	782,965
3 to 4 years	1,023,820	2,268,647
4 to 5 years	1,691,595	‐
More than 5 years	2,935,969	4,520,174
	9,774,763	8,389,684

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debts (see Note 27.h).

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Debentures	Notes in the foreign market	Banco do Brasil
12/31/2021	54,490	28,018	76
Incurred costs	30,420	-	-
Payments	(16,742)	(15,613)	(76)
12/31/2022	68,168	12,405	-
Incurred costs	23,569	-	-
Payments	(17,337)	(2,289)	-
12/31/2023	74,400	10,116	-

75

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The amount to be appropriated to profit or loss in the future is as follows:

31/12/2023
Up to 1 year	18,583
1 to 2 years	17,685
2 to 3 years	17,336
3 to 4 years	13,624
4 to 5 years	8,277
More than 5 years	9,011
Total	84,516

c. Guarantees

The financing does not have collateral as of December 31, 2023 and December 31, 2022 and has guarantees and promissory notes in the amount of R$ 10,966,890 as of December 31, 2023 (R$ 9,371,295 as of December 31, 2022).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 103,600 as of December 31, 2023 (R$ 115,451 as of December 31, 2022).

The subsidiary IPP issued collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions with maximum future settlements related to these guarantees on the amount of R$ 397,152 (R$ 550,908 as of December 31, 2022). If the subsidiary IPP is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2023, the subsidiary IPP did not have losses in connection with these collateral arrangements.

76

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

d. Debentures

Refers to funds raised by Company and its subsidiaries used, substantially, on the ordinary course of its business.

Issuance date	Nature	Company	Issuing company	Issuance	Series	Final Maturity	Amount	Original remuneration	Hedge instrument/swap	Remuneration payment	Payment of the face value
Apr-17	CRA	Ipiranga Prod. De Petróleo S.A.	Eco Consult - Consultoria de Oper. Financ. Agropecuárias Ltda.	5th	2nd	Apr-24	R$ 352,361	IPCA + 4.68%	93.9% of DI	Annually	Lump sum at final maturity
Oct-17	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	7th	2nd	Oct-24	R$ 213,693	IPCA + 4.34%	97.3% of DI	Annually	Lump sum at final maturity
Dec-18	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	8th	2nd	Dec-25	R$ 240,000	IPCA + 4.61%	97.1% of DI	Annually	Lump sum at final maturity
Nov-19	Debentures	Ultracargo Logistica S.A.	-	1st	Single	Nov-24	R$ 90,000	6.47%	99.94% of DI	Semiannually	Lump sum at final maturity
Mar-21	Debentures	Ultracargo Soluções Logísticas S.A.	-	1st	Single	Mar-28	R$ 360,000	IPCA + 4.04%	111.4% of DI	Semiannually	Lump sum at final maturity
Mar-21	Debentures	Ultracargo Logistica S.A.	-.	2nd	Single	Mar-28	R$ 100,000	IPCA + 4.37%	111.4% of DI	Semiannually	Lump sum at final maturity
Sep-21	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	10th	Single	Sep-28	R$ 960,000	IPCA + 4.8287%	102.75% of DI	Semiannually	Lump sum at final maturity
Jun-22	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	11th	Single	Jun-32	R$ 1,000,000	IPCA + 6.0053%	104.8% of DI	Semiannually	Anual from the 8th year
Jun-23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	12th	1st	Jun-27	R$ 325,791	11.17% p.a.	105.1% of DI	Quarterly	Lump sum at final maturity
Jun-23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	12th	2nd	Jun-27	R$ 292,209	DI + 0.70% p.a.	-	Quarterly	Lump sum at final maturity
Jul-23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	13th	1st	Jul-27	R$ 200,000	11.17% p.a.	102.9% of DI	Quarterly	Lump sum at final maturity
Jul-23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	13th	2nd	Jul-27	R$ 200,000	DI + 0.70% p.a.	-	Quarterly	Lump sum at final maturity

On April 2022, Ipiranga Produtos de Petróleo S/A settled the contract relating to the 5th issue, 1st series, signed on April 2017 in the amount of R$ 660,139.

On October 2022, Ipiranga Produtos de Petróleo S/A settled the contract relating to the 7th issue, 1st series, signed on October 2017 in the amount of R$ 730,384.

77

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

On March 2023, the Company settled the contract relating to the 6th issue, single series, signed on March 2018 in the amount of R$ 1,725,000.

On December 2023, Ipiranga Produtos de Petróleo S/A settled the contract relating to the 8th issue, 1st series, signed on December 2018 in the amount of R$ 660,000.

The Company and its subsidiaries contracted hedging instruments for variations of the respective indexes. The hedging instruments was designated as fair value hedges, therefore, debentures and hedging instruments are both presented at fair value from inception, with changes in fair value recognized in profit or loss. The debentures do not have financial covenants.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2023):

Maturity	12/31/2023
Charges (1)	191,959
Apr/2024	491,882
Oct/2024	295,933
Nov/2024	90,000
Dec/2025	317,934
Jun/2027	618,000
Jul/2027	400,000
Mar/2028	550,621
Sept/2028	1,101,274
Jun/2030	349,790
Jun/2031	349,790
Jun/2032	349,790
Total	5,106,973

(1) Includes interest, transaction cost and mark to market.

e. Notes in the foreign market

On October 6, 2016, Ultrapar International issued US$ 750,000 in notes in the foreign market maturing in October 2026 and financial charges of 5.25% per year, settled semiannually. The issue price was 98.097% of the face value amount. On June 6, 2019, were issued US$ 500,000 (equivalent to R$ 2,790,250 as of December 31, 2021) in notes in the foreign market maturing in June 2029 and financial charges of 5.25% per year, settled semiannually. The issue price was 100% of the face value amount.

On June 21, 2019, Ultrapar International repurchased US$ 200,000 in notes in the foreign market maturing in October 2026 and, additionally, on July 13, 2020, realized the reopening of notes in the foreign market issued in 2019, realizing a new issue on the amount of US$ 350,000 maturing in June 2029 and financial charges of 5.25% per year, settled semiannually. The issue price was 99.994% of the face value amount. The notes were guaranteed by Company and the subsidiary IPP.

On April 7, 2022, Ultrapar International commenced cash tender offers to repurchase notes in the international market (“Repurchase Offers”) of up to US$ 550,003,000.00 (“Initial Aggregate Repurchase Amount”), involving (i) up to the totality of the 5.250% Senior Notes due in 2026 (“Notes 2026”); and (ii) up to the repurchase limit of Notes 2029 of the 5.250% Senior Notes due in 2029 (“ 2029”), both issued by Ultrapar International and outstanding in the international market. The Repurchase Offers together were limited to the Initial Repurchase Value Added, and Ultrapar International had the option to increase the Initial Repurchase Value Added to up to US$ 600,000,000.00 in aggregate principal amount, as described in the Repurchase Offer documents.

On April 14, 2022, Ultrapar International repurchased US$ 114,129 thousand (equivalent to R$ 552,533 as of December 31, 2023) in notes in the foreign market maturing in October 2026. On April 18, 2022, the subsidiary Ultrapar International repurchased US$ 200 thousand (equivalent to R$ 968 as of December 31, 2023) of notes in the foreign market maturing in October 2026.

On April 27, 2022, Ultrapar International repurchased US$ 485,667 thousand (equivalent to R$ 2,351,260 as of December 31, 2023) of notes in the foreign market maturing in June 2029.

78

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP;
•	Restriction of encumbrances on assets exceeding US$ 150,000 thousand (equivalent to R$ 726,195 as of December 31, 2023) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the commitments required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

f. Foreign loans

Refers to funds raised by subsidiaries through Resolution 4131 of Central Bank of Brasil, as shown below:

Issuance Date	Company	Due date	Principal	Financial charges	Hedge instrument/swap
Dec-22	Cia Ultragaz S.A.	Sep-25	USD 96,339	4.539%	108.5 of DI
Jan-23	Iconic Lubrificantes S.A.	Jan-24	EUR 22,480	EUR + 4.35%	111.9% of DI
Jan-23	Cia Ultragaz S.A.	Mar-25	JPY 12,564,392	JPY + 1.31%	109.4% of DI
Mar-23	Cia Ultragaz S.A.	Jul-24	USD 100,000	USD + 4.6%	110.9% of DI
Mar-23	Iconic Lubrificantes S.A.	Apr-24	USD 9,727	USD + 6.4%	116.0% of DI

On September 2023, Ipiranga Produtos de Petróleo S.A. settled the contracts signed on September 2018, on the amount of US$ 60,000 and US$ 65,000.

The companies designated these hedging instruments as a fair value hedge (see Note 27.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss. The foreign loans are secured by the Company and do not have financial covenants.

The foreign loans have the maturity distributed as follows:

Maturity	EUR	USD	JPY	R$	Cost in % of DI
Charges (1)	1,138	3,945	149,726	30,314
Jan/2024	22,438	‐	‐	120,080	111.9%
Apr/2024	‐	9,788	‐	47,387	116.0%
Jul/2024	‐	99,923	‐	483,757	110.9%
Mar/2025	‐	‐	12,703,925	434,728	109.4%
Sept/2025	‐	96,707	‐	468,186	108.5%
Total / weighted average cost	23,576	210,363	12,853,651	1,584,452	110.0%

(1) Considers interest, transaction cost and fair value adjustments.

79

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

g. Other fundraisings

On March 30, 2023, the subsidiary IPP raised a bank credit note backed by importing operations in the amount of R$ 500,000, with financial charges of 109.40% of the DI, due date on April 2, 2025 without financial covenants.

On June 1, 2023, the subsidiary IPP raised an Agribusiness Credit Rights Certificate in the amount of R$ 200,000, with financial charges of 108.6% of the DI rate maturing on June 3, 2024 without financial covenants.

16 Trade payables (consolidated)

a. Trade payables

	12/31/2023	12/31/2022
Domestic suppliers	2,842,433	2,777,021
Foreign suppliers	1,692,786	1,674,287
Trade payables - related parties (see Note 8.a.2)	147,452	259,644
	4,682,671	4,710,952

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries.

b. Trade payables - reverse factoring

	12/31/2023	12/31/2022
Domestic suppliers - reverse factoring	1,039,366	2,429,497
Foreign suppliers - reverse factoring	‐	237,397
	1,039,366	2,666,894

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

80

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

17 Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 18,271 (R$ 18,204 as of December 31, 2022) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 73 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In the year ended December 31, 2023, the subsidiaries contributed R$ 22,482 to Ultraprev (R$ 16,368 in the year ended December 31, 2022).

The total number of participating employees as of December 31, 2023 was 4,053 active participants and 298 retired participants (4,097 active participants and 286 retired participants as of December 31, 2022). In addition, Ultraprev had 23 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

81

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

b. Post-employment benefits (Consolidated)

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of December 31, 2023.

	12/31/2023	12/31/2022
Health and dental care plan (1)	211,279	164,428
Indemnification of FGTS	38,456	36,357
Seniority bonus	2,026	2,156
Life insurance (1)	13,062	12,615
Total	264,823	215,556
Current	23,612	21,809
Non-current	241,211	193,747

(1)	Applicable to IPP, Tropical and Iconic.

Changes in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2023	12/31/2022
Opening balance	215,556	215,719
Expense for the year of continuing operations	17,521	20,944
Expense (revenue) for the year of discontinued operations	‐	494
Actuarial (gains) losses from changes in actuarial assumptions	52,099	(2,589)
Benefits paid directly by the Company and its subsidiaries	(20,353)	(19,012)
Closing balance	264,823	215,556

The total expense for each year is presented below:

	12/31/2023	12/31/2022
Health and dental care plan	11,182	14,660
Indemnification of FGTS	4,909	4,766
Seniority bonus	286	563
Life insurance	1,144	955
Total	17,521	20,944

82

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The main actuarial assumptions used are:

Economic factors	12/31/2023	12/31/2022
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	9.41	9.97
Average projected salary growth rate	6.83	6.98
Average projected bonus growth rate	7.33	7.07
Inflation rate (long term)	3.50	3.50
Growth rate of medical services	7.64	7.64
Average discount rate of medical services	9.53	10.01

Demographic factors

Mortality Table for the life insurance benefit - CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disability Mortality Table - RRB 1983 and RRB-1944

Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, salary growth and medical costs increases. The sensitivity analyses as of December 31, 2023, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	26,978	decrease 1.0 p.p.	33,577
Wage growth rate	decrease by 1.0 p.p.	399	increase by 1.0 p.p.	432
Medical services growth rate	decrease by 1.0 p.p.	24,871	increase by 1.0 p.p.	30,738

The sensitivity analyses presented may not represent the real change in the post-employment benefit obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

83

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as a reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

18 Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2022	Additions	Reversals	Payments	Interest	Acquisition of subsidiary (i)	Balance as of 12/31/2023
IRPJ and CSLL (a.1)	559,217	14,597	(6,717)	‐	69,070	‐	636,167
Tax	68,434	46,743	(21,148)	(14,747)	27,101	789	107,172
Civil, environmental and regulatory claims	93,416	124,857	(29,402)	(39,071)	‐	458	150,258
Labor litigation	73,172	27,333	(27,308)	(16,310)	2,257	‐	59,144
Provision for indemnities (a.2)	150,820	32,691	(7,969)	‐	28,238	‐	203,780
Others	95,113	47,329	(8,031)	‐	13,198	‐	147,609
Total	1,040,172	293,550	(100,575)	(70,128)	139,864	1,247	1,304,130
Current	22,837						45,828
Non-current	1,017,335						1,258,302

(i)	For further information, see Note 29.

84

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Breakdown of escrow deposits are as follows:

	12/31/2023	12/31/2022
Tax	856,830	790,979
Labor	37,715	42,624
Civil and others	138,172	112,780
	1,032,717	946,383

In the year ended December 31, 2023, the monetary adjustment on escrow deposits amounted to R$ 62,217 (R$ 26,969 as of December 31, 2022), recorded with a corresponding entry to financial income in profit or loss.

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 600,259 as of December 31, 2023 (R$ 569,415 as of December 31, 2022). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trials are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 168,568 was recorded, R$ 92,823 related to labor claims, R$ 17,584 related to civil claims and R$ 58,160 related to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary IPP, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 35,075 was recorded, R$ 16,259 of which related to labor claims, R$ 6,420 to civil claims and R$ 12,395 to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

85

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and based on these assessments, these claims were not provided for in the financial statements. The estimated amount of this contingency is R$ 4,013,392 as of December 31, 2023 (R$ 3,601,865 as of December 31, 2022).

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 3,148,222 as of December 31, 2023 (R$ 2,656,479 as of December 31, 2022), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 185,388 as of December 31, 2023 (R$ 182,446 as of December 31, 2022).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,380,424 as of December 31, 2023 (R$ 1,376,199 as of December 31, 2022). Such proceedings arise mostly from: i) credits considered undue in the amount of R$ 149,061 as of December 31, 2023 (R$ 201,408 as of December 31, 2022), ii) alleged non-payment in the amount of R$ 196,693 as of December 31, 2023 (R$ 178,825 as of December 31, 2022); iii) conditioned fruition of tax incentive in the amount of R$ 193,912 as of December 31, 2023 (R$ 193,785 as of December 31, 2022); iv) inventory differences in the amount of R$ 282,254 as of December 31, 2023 (R$ 302,143 as of December 31, 2022); and v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 271,518 (R$ 246,336 as of December 31, 2022).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 1,394,010 as of December 31, 2023 (R$ 759,469 as of December 31, 2022), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 251,789 as of December 31, 2023 (R$ 233,805 as of December 31, 2022), which includes the amount of the income taxes, interest and penalty.

86

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

b.2 Contingent liabilities for civil, environmental, and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 624,653 as of December 31, 2023 (R$ 690,052 as of December 31, 2022), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE issued a decision against Cia. Ultragaz and imposed a penalty of R$ 36,935 as of December 31, 2023 (R$ 35,617 as of December 31, 2022). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 113,756 as of December 31, 2023 (R$ 255,290 as of December 31, 2022) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 240,515 as of December 31, 2023 (R$ 255,334 as of December 31, 2022).

b.4 Action for damages

In December 2022, the Company by means of its subsidiary Ipiranga, as the assignor, entered into an agreement with a Receivables Investment Fund (“FIDC”) to assign 90% of its receivables from an action for damages (contingent asset), with an initial fixed amount of R$ 140,000 recorded. The first portion of R$ 60,000 was received on December 29, 2022, and the remaining portion of R$ 80,000 (recorded under Other receivables as of December 31, 2022) was received on March 31, 2023, and bore interest based on DI rate calculated up to the settlement date. The underlying agreement establishes that the assignment transaction between the assignor and the assignee is irrevocable, irreversible, and transfers all risks and rewards.

87

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

c. Lubricants operation between IPP and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c to the financial statements filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability of R$ 29,022 (R$ 26,010 as of December 31, 2022) are reflected in the consolidation of these financial statements and an indemnification asset in the same amount was constituted, recorded under Other receivables – indemnification asset.

Additionally, in connection with the business combination, a provision of R$ 198,900 was recognized on December 1, 2017 related to contingent liabilities and an indemnification asset in the same amount was recognized under Other receivables – indemnification asset, with a balance of R$ 95,905 as of December 31, 2023 (R$ 100,548 as of December 31, 2022). The amounts of provisions and contingent liabilities recognized in the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

The amount of the provision of Chevron’s liability of R$ 29,022 refers substantially to: (i) R$ 25,777 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 3,030 labor claims.

19 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 23, 2022, August 3, 2022, February 15, 2023 and August 9, 2023, the Board of Directors approved the issuance of, respectively, 43,925, 21,472, 31,211 and 8,199 common shares within the authorized capital limit provided by article 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 715,871 shares linked to the subscription warrants – indemnification were canceled and not issued. As of December 31, 2023, R$ 45,084 was recorded as financial expense (financial income of R$ 5,099 as of December 31, 2022) due to the update of subscription warrants, and 3,293,074 shares linked to subscription warrants remain retained – indemnification which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 87,299 (R$ 42,776 as of December 31, 2022).

88

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

20 Equity

a. Share capital

As of December 31, 2023, the subscribed and paid-up capital consists of 1,115,212,490 common shares with no par value (1,115,173,080 as of December 31, 2022), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On April 19, 2023 the Ordinary General Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,425, and amounts recorded in the legal reserve, of R$ 882,575.

The price of the outstanding shares on B3 as of December 31, 2023 was R$ 18.30 (R$ 12.61 as of December 31, 2022).

As of December 31, 2023, there were 52,197,033 common shares outstanding abroad in the form of ADRs (58,895,761 shares as of December 31, 2022).

b. Equity instrument granted

The Company has a share-based incentive plan that establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see note 8.c). As of December 31, 2023, the balance of treasury shares granted with right of use was 9,515,384 common shares (6,184,427 as of December 31, 2022).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of December 31, 2023, the balance was R$ 470,510 (R$ 479,674 as of December 31, 2022) and 16,195,439 common shares (19,974,556 as of December 31, 2022) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 29.05.

12/31/2023
Balance of unrestricted shares held in treasury	16,195,439
Balance of treasury shares granted with right of use (see note 20.b)	9,515,384
Total balance of treasury shares as of December 31, 2023	25,710,823

d. Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07 (“Brazilian Corporate Law”), reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e. Profit reserves

e.1              Legal reserve

Under Brazilian Corporate Law the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2023, the legal reserve totaled R$ 121,990 (R$ 882,575 as of December 31, 2022). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

89

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

e.2 Investments statutory reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54 of the Bylaws, this reserve is aimed to protect the integrity of the Company’s assets and to supplement its share capital, in order to allow new investments to be made. As provided for in its bylaws, the Company may allocate up to 75% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 6,267,569 as of December 31, 2023 (R$ 5,228,561 as of December 31, 2022).

f. Accumulated other comprehensive income

(i)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “Accumulated other comprehensive income”. Gains and losses are reclassified to initial cost of non-financial assets recognized in the statement of income at the moment of paid-off of the hedge instrument.

(ii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the heading “Accumulated other comprehensive income”. Gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(iii)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in Accumulated other comprehensive income of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial investments	Actuarial gain/(loss) of post-employment benefits (ii)	Non-controlling shareholders interest change (iii)	Others	Total
Balance as of December 31, 2021	(601,301)	(403)	(17,803)	197,369	‐	(422,138)
Changes in fair value of financial instruments	910,804	403	‐	‐	747	911,954
IRPJ and CSLL on fair value	(309,503)	‐	‐	‐	‐	(309,503)
Actuarial gains of post-employment benefits of subsidiaries	‐	‐	(610)	‐	‐	(610)
IRPJ and CSLL on actuarial gains	‐	‐	271	‐	‐	271
As of December 31, 2022	‐	‐	(18,142)	197,369	747	179,974
Changes in fair value of financial instruments	(11,375)	-	‐	‐	284	(11,091)
IRPJ and CSLL on fair value	3,691	‐	‐	‐	‐	3,691
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	(28,710)	‐	‐	(28,710)
IRPJ and CSLL on actuarial gains	‐	‐	10,244	‐	‐	10,244
As of December 31, 2023	(7,684)	-	(36,608)	197,369	1,031	154,108

90

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

g. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.c. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 23, 2022, August 3, 2022, February 15, 2023 and August 9, 2023, there was an increase in the reserve in the amounts of R$ 651, R$ 291, R$ 411 and R$ 149, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

h. Allocation of income for the year

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 25% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on capital in excess of the obligation established in the Bylaws are recognized in equity until the shareholders approve them. The proposed dividends payable that refers to the year 2022, the amount of which as of December 31, 2022 totaled R$ 109,515 (R$ 0.10 - ten cents of Brazilian Real per share), were approved by the Board of Directors on February 15, 2023 and were paid from March 3, 2023 onwards. On August 9, 2023, the distribution of interim dividends, attributed to the mandatory minimum dividend, of R$ 273,798 (R$ 0.25 - twenty-five cents of Brazilian Real per share) was approved, and the payment was made from August 25, 2023 onwards. The proposed dividends payable for the year 2023, the amount of which as of December 31, 2023 totaled R$ 439,684 (R$ 0.40 - forty cents of Brazilian Real per share) were approved by the Board of Directors on February 28, 2024 and will be paid from March 15, 2024 onwards.

The management's proposal for the allocation of net income for 2023 and for distribution of dividends is as follows:

Allocation of net income	12/31/2023
Net income for the year attributable to shareholders of Ultrapar	2,439,795
Legal reserve (5% of the net income)	(121,990)
Adjusted net income (basis for dividends)	2,317,805

Minimum mandatory dividends for the year (25% of the adjusted net income)	579,451
Total distribution	579,451
Interim dividends already distributed (R$ 0.25 per share)	(273,798)
Additional dividends to the minimum mandatory dividends	134,031
Balance of proposed dividends payable (R$ 0.40 per share)	439,684

Allocation of dividends
Minimum mandatory dividends for the year (25% of the adjusted net income)	579,451
Balance of proposed dividends	134,031

Allocation of net income
Legal reserve (5% of the net income)	121,990
Statutory reserve	1,604,323
Interim dividends	273,798
Complementary minimum mandatory dividends for the year (25% of the adjusted net income (-) interim dividends)	305,653
Additional dividends to the minimum mandatory dividends	134,031
Total distribution of net income for the year attributable to shareholders of Ultrapar	2,439,795

91

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2022	38,936	48,525
Provisions	657,581	688,189
Prescribed dividends	(1,201)	(2,048)
Payments	(380,898)	(400,025)
Balance as of December 31, 2023	314,418	334,641

21 Net revenue from sales and services (Consolidated)

	12/31/2023	12/31/2022
Sales revenue:
Merchandise	128,570,541	146,557,649
Services rendered and others	1,669,807	1,285,056
Sales returns, rebates and discounts	(1,013,600)	(949,451)
Amortization of contract assets	(607,445)	(504,907)
Deferred revenue	4,178	172
	128,623,481	146,388,519
Taxes on sales	(2,574,780)	(2,753,811)
Net revenue	126,048,701	143,634,708

22 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Raw materials and materials for use and consumption (1)	‐	‐	(114,657,376)	(135,651,809)
Personnel expenses	(225,596)	(203,834)	(2,335,738)	(1,657,783)
Freight and storage	‐	‐	(1,378,054)	(1,033,718)
Decarbonization obligation (2)	‐	‐	(740,298)	(638,542)
Services provided by third parties	(80,526)	(100,262)	(662,542)	(442,379)
Depreciation and amortization	(10,216)	(1,608)	(840,377)	(732,241)
Amortization of right-of-use assets	(2,291)	(11,444)	(305,900)	(288,419)
Advertising and marketing	‐	‐	(235,167)	(102,205)
Extemporaneous tax credits (3)	‐	‐	19,527	34,247
Other expenses and income, net (4)	1,829	(26,635)	(468,794)	45,604
SSC/Holding expenses	297,726	307,867	‐	‐
Total	(19,074)	(35,916)	(121,604,719)	(140,467,245)
Classified as:
Cost of products and services sold	‐	‐	(116,730,469)	(136,276,257)
Selling and marketing	‐	‐	(2,253,226)	(2,141,985)
General and administrative expenses	(65,850)	(35,817)	(2,018,159)	(1,534,481)
Other operating income (expenses), net	46,776	(99)	(602,865)	(514,522)
Total	(19,074)	(35,916)	(121,604,719)	(140,467,245)

92

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

(1) Includes credits of PIS and COFINS that refers to Law 192. For further information, see Note 7.

(2) Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net. For further information, see Note 14.b

(3) Refers substantially to PIS and COFINS credits recorded in 2022 and 2023. On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the PIS and COFINS calculation basis. After filing of the Federal Government's Motion for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits arising from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation basis, and the respective subsidies for proving the amounts to be refunded were duly confirmed by Management and recorded in Other operating income (expenses), net in the statement of income.

(4) Includes gains from receipt of asset insurance claims in the amount of R$ 49,355.

23 Gain (loss) on disposal of property, plant and equipment and intangible assets (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment, and intangible asset. The accumulated result until December 31, 2023 was a gain of R$ 121,935 (gain of R$ 169,289 as of December 31, 2022).

24 Financial result, net

	Parent		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Financial income:
Interest on financial investments	48,061	194,061	518,607	388,675
Interest from customers	‐	‐	127,562	128,052
Update of subscription warrants (see Note 19)	‐	5,099	‐	5,099
Selic interest on PIS/COFINS credits	‐	133	132,257	35,268
Update of provisions and other income	48,888	19,147	102,458	149,595
	96,949	218,440	880,884	706,689

Financial expenses:
Interest on loans	(43,902)	(219,553)	(1,482,183)	(1,465,259)
Interest on leases payable	(684)	(1,297)	(143,005)	(128,069)
Update of subscription warrants (see Note 19)	(45,084)	‐	(45,084)	‐
Bank charges, financial transactions tax, and other taxes	(14,416)	(14,245)	(156,481)	(119,828)
Exchange variations, net of gain (loss) on hedging instruments	(1,051)	55,026	38,161	(458,032)
Update of provisions, net, and other expenses	(10,595)	(1,800)	(91,422)	(4,709)
	(115,732)	(181,869)	(1,880,014)	(2,175,897)
Total	(18,783)	36,571	(999,130)	(1,469,208)

93

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

25 Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.c and 19, respectively.

	12/31/2023	12/31/2022
	Total	Continuing operations	Discontinued operations	Total
Basic earnings per share
Net income for the year of the Company	2,439,795	1,498,981	301,858	1,800,839
Weighted average number of shares outstanding (in thousands)	1,095,469	1,091,990	1,091,990	1,091,990
Basic earnings per share - R$	2.2272	1.3727	0.2764	1.6491

Diluted earnings per share
Net income for the year of the Company	2,439,795	1,498,981	301,858	1,800,839
Weighted average number of outstanding shares (in thousands), including dilution effects	1,104,942	1,098,692	1,098,692	1,098,692
Diluted earnings per share - R$	2.2081	1.3643	0.2747	1.6391

Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,095,469			1,091,990
Dilution effect
Subscription warrants	3,334			3,445
Stock plan	6,139			3,257
Weighted average number of shares for diluted earnings per share	1,104,942			1,098,692

Earnings per share were adjusted retrospectively by the issuance of 2,613,452 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

26 Segment information

The Company has three relevant business segments, working in energy and infrastructure logistics: Ipiranga, Ultragaz and Ultracargo. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers. The fuel distribution segment (Ipiranga) operates the distribution and sale of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities. The storage segment (Ultracargo) operates liquid bulk terminals. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

94

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

12/31/2023
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1)(2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	114,374,621	10,670,793	1,015,564	478,994	126,539,972	(491,271)	126,048,701
Transactions with third parties	114,087,604	10,669,365	815,249	476,483	126,048,701	‐	126,048,701
Intersegment transactions	287,017	1,428	200,315	2,511	491,271	(491,271)	‐
Cost of products and services sold	(107,929,732)	(8,485,215)	(355,798)	(426,256)	(117,197,001)	466,532	(116,730,469)
Gross profit	6,444,889	2,185,578	659,766	52,738	9,342,971	(24,739)	9,318,232
Operating income (expenses)
Selling and marketing	(1,606,134)	(626,554)	(11,395)	(9,143)	(2,253,226)	‐	(2,253,226)
General and administrative	(1,208,306)	(298,171)	(167,344)	(369,077)	(2,042,898)	24,739	(2,018,159)
Gain (loss) on disposal of property, plant and equipment and intangible assets	169,276	13,199	103	(1,587)	180,991	(59,056)	121,935
Other operating income (expenses), net	(658,614)	20,191	2,335	33,223	(602,865)	‐	(602,865)
Operating income (loss)	3,141,111	1,294,243	483,465	(293,846)	4,624,973	(59,056)	4,565,917
Share of profit (loss) of subsidiaries, joint ventures and associates	(7,508)	26	11,764	7,626	11,908	‐	11,908
Income (loss) before financial result and income and social contribution taxes	3,133,603	1,294,269	495,229	(286,220)	4,636,881	(59,056)	4,577,825
Depreciation of PP&E and amortization of intangible assets	404,831	291,462	105,274	39,302	840,869	(492)	840,377
Amortization of contractual assets with customers - exclusivity rights	606,036	1,410	‐	‐	607,446	‐	607,446
Amortization of right-of-use assets	209,994	61,124	30,454	4,327	305,899	‐	305,899
Total depreciation and amortization	1,220,861	353,996	135,728	43,629	1,754,214	(492)	1,753,722

95

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

12/31/2022
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1)(2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	131,337,966	11,483,398	867,148	218,770	143,907,282	(272,574)	143,634,708
Transactions with third parties	131,253,637	11,480,697	684,350	216,024	143,634,708	‐	143,634,708
Intersegment transactions	84,329	2,701	182,798	2,746	272,574	(272,574)	‐
Cost of products and services sold	(126,569,490)	(9,446,354)	(340,621)	(185,914)	(136,542,379)	266,122	(136,276,257)
Gross profit	4,768,476	2,037,044	526,527	32,856	7,364,903	(6,452)	7,358,451
Selling and marketing	(1,552,636)	(576,087)	(12,701)	(561)	(2,141,985)	‐	(2,141,985)
General and administrative	(828,753)	(257,315)	(134,208)	(320,657)	(1,540,933)	6,452	(1,534,481)
Gain (loss) on disposal of property, plant and equipment and intangible assets	168,709	(1,381)	(887)	2,848	169,289	‐	169,289
Other operating income (expenses), net	(525,966)	6,235	3,330	1,879	(514,522)	‐	(514,522)
Operating income	2,029,830	1,208,496	382,061	(283,635)	3,336,752	‐	3,336,752
Share of profit (loss) of subsidiaries, joint ventures and associates	(10,052)	13	(3,880)	26,100	12,181	‐	12,181
Income (loss) before financial result and income and social contribution taxes	2,019,778	1,208,509	378,181	(257,535)	3,348,933	‐	3,348,933
Depreciation of PP&E and amortization of intangible assets	353,962	239,204	94,337	44,738	732,241	‐	732,241
Amortization of contractual assets with customers - exclusivity rights	503,751	1,502	-	‐	505,253	(346)	504,907
Amortization of right-of-use assets	191,178	56,177	37,124	3,940	288,419	‐	288,419
Total depreciation and amortization	1,048,891	296,883	131,461	48,678	1,525,913	(346)	1,525,567

(1) Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 167,929 in 2023 (R$ 157,621 in 2022) of expenses related to Ultrapar's holding structure.

(2) The “Others” column refers to the parent Ultrapar and the subsidiaries Abastece Aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, Ultrapar Empreendimentos, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR. In 2022 the Company ceased to present Abastece Aí as a separate segment, including its balance in the “Others” column.

96

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

12/31/2023
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	459,558	376,312	292,653	15,134	1,143,657	(131,018)	1,012,639
Capitalized interest and other items included in property, plant and equipment and provision for ARO	35,412	‐	‐	‐	35,412	‐	35,412
Acquisition of intangible assets	168,547	56,540	1,060	56,041	282,188	(7,497)	274,691
Payments of contractual assets with customers - exclusivity rights	597,798	‐	‐	‐	597,798	‐	597,798
Decarbonization credits (note 14)	778,496	‐	‐	389	778,885	‐	778,885

12/31/2022
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total

Acquisition of property, plant and equipment	427,861	318,750	175,984	6,641	929,236	‐	929,236
Capitalized interest and other items included in property, plant and equipment and provision for ARO	32,628	‐	‐	‐	32,628	‐	32,628
Acquisition of intangible assets	194,385	38,876	9,125	35,214	277,600	‐	277,600
Payments of contractual assets with customers - exclusivity rights	769,119	‐	‐	‐	769,119	‐	769,119
Decarbonization credits (note 14)	635,130	‐	‐	‐	635,130	‐	635,130

12/31/2023
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	25,042,098	4,144,983	3,233,270	5,831,623	38,251,974	38,251,974

12/31/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	23,342,826	4,281,857	3,045,407	5,770,913	36,441,003	36,441,003

(3) The “Others” column comprises the parent Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

97

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	12/31/2023	12/31/2022
Net revenue from sales and services:
Brazil	124,400,378	140,801,146
United States of America and Canada	1,084,594	1,785,413
Other Latin American countries	204,306	73,351
Europe	202,665	607,416
Asia and others	156,758	367,382
Total	126,048,701	143,634,708

27 Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, lax and legal departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Administration and Control Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is the responsibility of the CFO.

The approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls effectiveness, and the parameters of management and exposure of the Company to financial risks, and advices the Board of Directors in the assessment of eventual proposals for revision of the Policy. The Risk, Integrity and Audit Director monitors compliance with the Policy and reports to CAR the exposure to the risks and compliance with such Policy and reports any non-compliance with the Policy to the Board of Directors.

98

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and , therefore, the reference currency for risk management is the Brazilian Real (Company’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	12/31/2023	12/31/2022
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	371,474	311,017
Foreign trade receivables, net of allowance for expected credit losses	84,855	6,131
Other receivables	715,877	727,057
Other assets of foreign subsidiaries	152,393	280,738
	1,324,599	1,324,943
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill of notes in the foreign market (1)	(5,297,013)	(5,213,100)
Payables arising from imports	(1,730,426)	(1,939,984)
	(7,027,439)	(7,153,084)

Balance (gross) of foreign currency hedging instruments	5,309,125	5,274,302

Net liability position - total	(393,715)	(553,839)

Net liability position - effect on statement of income	(382,858)	(553,839)
Net liability position - effect on equity	(10,857)	‐

(1) As of December 31, 2023, the amount of negative goodwill of notes in the foreign market was R$ 8,107 (R$ 10,968 as of December 31, 2022).

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the average U.S. dollar rate of R$ 4.9416 (*) was used, based on future market curves as of December 31, 2023 on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement. As of December 31, 2023, the closing rate considered was R$ 4.8413.

99

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The table below shows the effects of the exchange rate changes on the net liability position of R$ 393,715 in foreign currency as of December 31, 2023:

	Risk	Probable Scenario
Effect on statement of income	Real devaluation	(7,935)
Effect on equity	Real devaluation	(225)
	Net effect	(8,160)

Effect on statement of income	Real appreciation	7,935
Effect on equity	Real appreciation	225
	Net effect	8,160

(*) Average US dollar on December 31, 2023, according to benchmark rates as published by B3.

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Fundraising primarily relates to debentures and borrowings in foreign currency, as disclosed in Note 15.

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	12/31/2023	12/31/2022
DI
Cash equivalents	4.a	5,476,726	5,204,766
Financial investments	4.b	82,592	406,683
Trade receivables - sale of subsidiaries	5.c	208,487	369,508
Loans and debentures	15	(1,242,524)	(2,460,698)
Liability position of foreign exchange hedging instruments - DI	27.g	(4,629,475)	(2,651,609)
Liability position of fixed interest instruments + IPCA - DI	27.g	(3,938,201)	(3,416,868)
Net liability position in DI		(4,042,395)	(2,548,218)

TJLP
Loans – TJLP	15	(1,264)	‐
Net liability position in TJLP		(1,264)	‐

Total net liability position exposed to floating interest		(4,043,659)	(2,548,218)

100

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating rate risks on December 31, 2023, the Company used the market curves of the benchmark indexes (DI and TJLP) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		12/31/2023
Exposure to floating interest	Risk	Probable Scenario
Effect on interest of cash equivalents and financial investments	Decrease in DI (i)	(774)
Effect on interest of debt in DI	Decrease in DI (i)	17,516
Effect on income of short positions in DI of debt hedging instruments	Decrease in DI (i)	123,687
Incremental revenues/(expenses)		140,429

Effect on interest of debt in TJLP	TJLP decrease	7
Incremental expenses		7

(i) The annual base rate used was 13.04% and the sensitivity rate was 10.82% according to reference rates made available by B3, proportional to the 12 month period to sensitivity analysis.

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and other receivables (see Note 4), and trade receivables (see Note 5).

d.1 Counterparties credit risk

Such risk results from the inability of counterparties to comply with their financial obligations to the Company and its subsidiaries due to insolvency, in addition to the risk related to the assets which composes an exposure. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, among others, prioritizing security and solidity. The volume of cash and cash equivalents, financial investments, hedging instruments and other assets are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

101

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

d.2 Government credit risk

The Company's policy allows investments in government securities from countries with determined investment grade attributed by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of December 31, 2023, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	12/31/2023	12/31/2022
AAA	6,714,493	5,720,996
AA	408,375	809,583
A	464	3,457
Others (*)	47,231	50,926
Total	7,170,563	6,584,962

(*) Refers substantially to investments as minority interest, which are classified as long term investments.

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The credit analysis carried out by the Company’s subsidiaries includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss, with addition of the credit assessment based on experience.

102

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowance for expected credit losses from its trade receivables and reseller financing:

	12/31/2023	12/31/2022
Ipiranga	350,375	373,514
Ultragaz	116,583	120,076
Ultracargo	1,301	2,450
Others	591	‐
Total	468,850	496,040

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing:

	12/31/2023			12/31/2022
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.5%	4,412,278	24,131	0.5%	4,756,388	22,752
Less than 30 days	7.6%	61,451	4,683	7.5%	29,817	2,230
31-60 days	4.9%	57,753	2,841	11.1%	22,633	2,516
61-90 days	15.3%	23,845	3,646	26.5%	32,522	8,617
91-180 days	32.9%	47,430	15,609	34.4%	58,529	20,159
More than 180 days	48.8%	856,602	417,940	50.7%	868,072	439,766
		5,459,359	468,850		5,767,961	496,040

The information on allowance for expected credit losses balances by geographic area is as follows:

	12/31/2023	12/31/2022
Brazil	467,545	495,929
United States of America and Canada	9	61
Other Latin American countries	40	31
Europe	425	5
Others	831	14
	468,850	496,040

For further information on the allowance for expected credit losses, see Notes 5.a and 5.b.

103

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

d.4 Commodities price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others.  These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions, using contracts of derivatives traded on the stock exchange and over-the-counter.

The table below shows the sensitivity analysis and positions of derivative financial instruments to hedge commodity price risk as of December 31, 2023 and December 31, 2022:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Commodity Forward	Sold	Heating Oil	Feb-24	189,113	158,828	131,473	150,498	21,918	(52,214)	(2,308)	(124,293)
Commodity Forward	Sold	RBOB	Feb-24	6,677	52,466	3,807	31,382	440	(15,481)	(11)	(33,404)
Commodity Forward	Sold	Soybean Oil	Mar-24	1,951	‐	2,977	‐	(52)	‐	22	‐
Commodity Forward	Sold	Sea Freight	Jan-24	40,000	‐	1,533	‐	(1,505)	‐	3,428	‐
Commodity Forward	Sold	Marine Fuel	Mar-24	1,727	‐	8,231	‐	(99)	‐	1,532	‐
								20,702	(67,695)	2,663	(157,697)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 2,363,334 (for quantitative information, see Note 15). As of December 31, 2023, the Company and its subsidiaries had R$ 6,218,622 in cash, cash equivalents, and short-term investments (for quantitative information, see Note 4).

104

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The table below presents a summary of financial liabilities and leases payable as of December 31, 2023 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans, including future contractual interest (1)(2)	13,410,042	2,363,334	4,870,579	3,257,994	2,918,135
Derivative financial instruments (3)	1,874,134	673,031	752,126	387,637	61,340
Trade payables	4,682,671	4,682,671	‐	‐	‐
Trade payables - reverse factoring	1,039,366	1,039,366	‐	‐	‐
Leases payable	2,309,776	418,450	549,950	337,721	1,003,655
Financial liabilities of customers	362,581	18,670	343,911	-	‐
Contingent consideration	112,196	‐	‐	112,196	‐

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2023.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The derivative financial instruments were estimated based on the US dollar futures contracts and the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2023. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

f. Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure business continuity while maximizing return to shareholders by optimizing its debt and capital structure.

Capital structure is comprised of net debt (loans and financing, including debentures, according to note 15 and leases payable according to Note 12.b, after deduction of cash, cash equivalents and financial investments, according to Note 4, and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the year is as follows:

	Consolidated
	12/31/2023	12/31/2022
Gross debt (a)	13,291,951	13,274,130
Cash, cash equivalents, and short-term investments (b)	7,170,563	6,584,962
Net debt = (a) - (b)	6,121,388	6,689,168
Equity	14,029,826	12,174,968
Net debt-to-equity ratio	43.63%	54.94%

105

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The table below summarizes the gross balance of the position of hedging instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amoun [1]	Fair value as of 12/31/2023		Gains (losses) as of 12/31/2023
		Assets	Liabilities			12/31/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.60% of DI	Oct-26	27.h.2	USD 234,000	‐	(106,657)	(145,949)	(10,857)
Foreign exchange swap	Financing	USD + 5.47%	110.02% of DI	Sept-25	27.h.1	USD 206,067	‐	(119,094)	(223,555)	‐
Foreign exchange swap	Financing	EUR + 5.12%	111.93% of DI	Jan-24	27.h.1	EUR 22,480	‐	(22,529)	(23,304)	‐
Foreign exchange swap	Financing	JPY + 1.50%	109.40% of DI	Mar-25	27.h.1	JPY 12,564,393	‐	(120,746)	(130,726)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	27.h.1	BRL 3,226,054	598,311	‐	260,301	‐
Interest rate swap	Financing	10.48%	103.64% of DI	Jun-27	27.h.1	BRL 615,791	12,515	(3,182)	10,694	‐
Commodity Forward	Firm commitments	BRL	Heating Oil/ RBOB	Jan-24	27.h.1	USD 129,894	22,343	(854)	(50,977)	‐
NDF	Firm commitments	BRL	USD	Feb-24	27.h.1	USD 211,179	3,959	(833)	19,012	‐
							637,128	(373,895)	(284,504)	(10,857)

106

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Product	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]	Fair value as of 12/31/2022		Gains (losses) as of 12/31/2022
		Assets	Liabilities			12/31/2022	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 4.95%	106.67% of DI	Sept-25	27.h.1	USD 221,339	106,550	(9,243)	(121,296)	‐
Foreign exchange swap	Financing	EUR + 3.42%	111.60% of DI	Mar-23	27.h.1	EUR 9,709	1,954	‐	2,573	‐
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.14%	105.00% of DI	-	27.h.1	-	‐	‐	(21,566)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	27.h.1	BRL 3,226,054	173,741	(59,789)	(143,762)	‐
Interest rate swap	Financing	6.47%	99.94% of DI	Nov-24	27.h.1	BRL 90,000	‐	(9,513)	(5,069)	‐
Commodity Forward	Firm commitments	BRL	Heating Oil/ RBOB	Jul-23	27.h.1	USD 181,880	2,936	(70,630)	(944,896)	‐
NDF	Firm commitments	BRL	USD	Jan-23	27.h.1	USD 127,233	4,712	(3,074)	53,672	‐
							289,893	(152,249)	(1,180,344)	‐

Derivatives not designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Notional amount [1]	Fair value as of 12/31/2023		Gains (losses) as of 12/31/2023
		Assets	Liabilities		12/31/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	52.99% of CDI	Jun-29	USD 375,000	186,925	(45,877)	(188,395)	‐
NDF	Firm commitments	USD	BRL	Mar-24	USD 457,099	1,468	(8,409)	(105,597)	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ Marine Fuel/Others	Mar-24	USD 18,127	1,524	(2,310)	5,489	‐
Interest rate swap	Financing	USD + 5.25%	1.36% of CDI	Jun-29	USD 300,000	‐	(196,243)	9,257	‐
						189,917	(252,839)	(279,246)	‐

Product	Hedged object	Contracted rates		Maturity	Notional amount [1]	Fair value as of 12/31/2022		Gains (losses) as of 12/31/2022
		Assets	Liabilities		12/31/2022	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	0.00%	53.0% of CDI	Jun-29	USD 375,000	230,145	(9,174)	(85,474)	‐
NDF	Financing	USD	BRL	Jul-23	USD 1,116,702	36,472	(54,067)	(440,359)	‐
Interest rate swap	Financing	USD + 5.25%	CDI - 1.36%	Jun-29	USD 300,000	‐	(308,821)	(266,445)	‐
						266,617	(372,062)	(792,278)	‐

1 Currency as indicated.

2 Amounts, net of income tax.

107

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

In 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any impact on its financial statements. The Company and its subsidiaries discontinue hedge accounting when the hedging instrument is settled or if the hedged item ceases to exist or the hedge ceases to qualify for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument. The voluntary removal of designation is not permitted.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2023	12/31/2022
Notional amount – US$	206,067	221,339
Result of hedging instruments - gain/(loss) - R$	(223,555)	(142,863)
Fair value adjustment of debt - R$	(3,768)	28,000
Financial result of the debt - R$	117,983	28,291
Average effective cost - DI %	110	107

Notional amount – EUR	22,480	9,709
Result of hedging instruments - gain/(loss) - R$	(23,304)	2,573
Fair value adjustment of debt - R$	230	(8)
Financial result of the debt - R$	2,756	‐
Average effective cost - DI %	112	112

Notional amount – JPY	12,564,393	‐
Result of hedging instruments - gain/(loss) - R$	(130,726)	‐
Fair value adjustment of debt - R$	(4,775)	‐
Financial result of the debt - R$	63,670	‐
Average effective cost - DI %	109	‐

108

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2023	12/31/2022
Notional amount – R$	3,226,054	3,226,054
Result of hedging instruments - gain/(loss) - R$	262,920	(143,762)
Fair value adjustment of debt - R$	(313,641)	(44,312)
Financial result of the debt - R$	(353,080)	(293,955)
Average effective cost - DI %	102.9	102.9

In thousands, except the DI %	12/31/2023	12/31/2022
Notional amount – R$	615,791	90,000
Result of hedging instruments - gain/(loss) - R$	8,074	(5,069)
Fair value adjustment of debt - R$	(10,163)	(486)
Financial result of the debt - R$	(16,637)	(6,330)
Average effective cost - DI %	103.6	99.9

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The objective of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	12/31/2023	12/31/2022
Notional amount – US$	341,074	309,113
Result of hedging instruments - gain/(loss) - R$	(62,064)	(891,223)
Notional amount – US$	61,625	34,126

For further information, see Note 15.

h.2              Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge, derivative instruments for protection against variations arising from exchange rate changes and for protection of notes in the foreign market.

As of December 31, 2023, the derivative instruments for exchange rate protection designated as cash flow hedges, referring to notes in the foreign market, totaled US$ 234,000 (US$ 0 as of December 31, 2022), an unrealized loss of R$ 7,166 as of December 31, 2023 was recognized in “Other comprehensive income” (R$ 0 as of December 31, 2022), net of deferred income and social contribution taxes.

109

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

i. Classes and categories of financial instruments and their fair values

The fair value of other financial investments, hedging instruments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessarily indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except for (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 15), (iii) guarantees to customers that have vendor arrangements (see Note 15), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 19). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

The fair values and the carrying amounts of the financial instruments, including derivative instruments and the hierarchy of fair value for each class of financial instruments, are stated below:

		Carrying value			Fair value
12/31/2023	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	‐	125,152	‐	‐	‐
Securities and funds in local currency	4a	‐	‐	5,476,726	‐	‐	‐
Securities and funds in foreign currency	4.a	‐	‐	323,810	‐	‐	‐
Financial investments
Securities and funds in local currency	4.b	82,592	‐	‐	‐	82,592	‐
Derivative financial instruments and other financial assets	4.b	1,162,283	‐	‐	‐	1,162,283	‐
Trade receivables	5.a	‐	‐	4,269,473	‐	‐	‐
Reseller financing	5.b	‐	‐	1,189,886	‐	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	‐	924,364	‐	‐	‐
Other receivables		‐	‐	393,036	‐	‐	‐
Total		1,244,875	‐	12,702,447	‐	1,244,875	‐

Financial liabilities:
Financing	15.a	1,584,452	‐	4,449,857	‐	1,584,452	‐
Debentures	15.a	4,618,704	‐	488,269	‐	4,618,704	‐
Foreign exchange, interest rate and commodity hedging instruments	15.a	626,735	‐	‐	‐	626,735	‐
Trade payables	16.a	-	‐	4,682,671	‐	‐	‐
Trade payables - reverse factoring	16.b	‐	‐	1,039,366	‐	‐	‐
Subscription warrants – indemnification	19	87,299	‐	‐	‐	87,299	‐
Financial liabilities of customers		‐	‐	308,934	‐	‐	‐
Contingent consideration	29.a	112,196	‐	‐	‐	‐	112,196
Other payables		‐	‐	190,090	‐	‐	‐
Total		7,029,386	‐	11,159,187	‐	6,917,190	112,196

110

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

		Carrying value			Fair value
12/31/2022	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	‐	111,797	‐	‐	‐
Securities and funds in local currency	4.a	‐	‐	5,204,766	‐	‐	‐
Securities and funds in foreign currency	4.a	‐	‐	305,206	‐	‐	‐
Financial investments		‐	‐	‐	‐	‐	‐
Securities and funds in local currency	4.b	406,683	‐	‐	‐	406,683	‐
Derivative financial instruments and other financial assets	4.b	556,510	‐	‐	‐	556,510	‐
Trade receivables	5.a	‐	‐	4,533,327	‐	‐	‐
Reseller financing	5.b	‐	‐	1,234,634	‐	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	‐	1,096,565	‐	‐	‐
Other receivables				235,586
Total		963,193	‐	12,721,881	‐	963,193	‐

Financial liabilities:
Financing	15.a	1,216,341	‐	3,973,816	‐	1,216,341	‐
Debentures	15.a	3,575,195	‐	2,460,698	‐	5,949,028	‐
Foreign exchange, interest rate and commodity hedging instruments	15.a	524,311	‐	-	‐	524,312	‐
Trade payables	16.a	‐	‐	4,710,952	‐	‐	‐
Trade payables - reverse factoring	16.b	‐	‐	2,666,894	‐	‐	‐
Subscription warrants – indemnification	19	42,776	‐	-	‐	42,776	‐
Financial liabilities of customers		450,586	‐	‐	450,586	‐	‐
Contingent consideration	29.a	89,640	‐	‐	‐	‐	89,640
Total		5,898,849	‐	13,812,360	450,586	7,732,457	89,640

111

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and banks are identical to their carrying values.
  Financial investments in investment funds are valued at the fund unit value as of the date of the financial statements, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.
  The carrying values of trade receivables, reseller financing, trade receivables - sale of subsidiaries, other receivables, trade payables and trade payables - reverse factoring approximate their fair values and the Company calculates their fair value through methodologies commonly used in the market.
  The balances of subscription warrants - indemnification were measured based on the share price of Ultrapar (UGPA3) as of the date of the financial statements and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 19).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 15).

112

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

28 Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*) Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed.  In a decision by the Ministry of Infrastructure, the investment plans presented by Ultracargo were preliminarily approved, and the Waterway Transport Regulatory Agency (ANTAQ) approved the technical, economic and environmental feasibility study of this extension project.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2023, these rates were R$ 9.22 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.98 per m³ for Itaqui. According to contractual conditions and tolerances, as of December 31, 2023, there were no material pending issues regarding the minimum limits of the contract.

29 Acquisition of Interest and Control

a. Stella GD Intermediação de Geração Distribuída de Energia Ltda

On October 1, 2022, by means of subsidiary Ultragaz Comercial Ltda., the Company acquired all shares of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and is extensive base of industrial and residential customers.

113

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

Founded in 2019, Stella is a technology platform that connects renewable electric power generators and customers, in form of Distributed Generation. The company has a footprint in 12 States, has more than 11 thousand active customers and offered power of approximately 75 MWp (Megawatt peak).

The total amount paid for the company was R$ 63,000, with an initial payment of R$ 7,560. The remaining amount of the acquisition will be settled in 2027, subject to adjustments relating to Stella’s performance achievement conditions (“contingent consideration” or “earnout”).

The Company, based on applicable accounting standards, determined the statement of financial position as of the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The purchase price allocation (“PPA”) was completed in 2023.

The Company, supported by an independent appraisal firm, estimated the provisional amounts for the purchase price allocation and determined the final goodwill in the amount of R$ 103,051, based on the amount already paid on the transaction date, and the estimated fair value relating to the future payment of earnout.

The earnout is determined based on contractual goals set for revenue and the accounting net cash flow to be achieved in the year ending December 31, 2026. The Company estimated the fair value of this achievement based on the discounted cash flow method and projections of earnings as estimated by Management.

The table below summarizes the balances of assets acquired and liabilities assumed on the acquisition date, including goodwill determination:

Assets
Cash and cash equivalents	1,586
Receivables	17
Other receivables	119
Property, plant and equipment	515
Intangible assets	1,024
Liabilities
Trade payables	14
Salaries and related charges	217
Taxes payable	9
Other payables	5,378
Goodwill based on expected future profitability	103,051

Acquisition value	100,694

Comprised by
Cash	7,560
Contingent consideration to be settled in cash	93,134
Total consideration	100,694

Net cash outflow resulting from acquisition
Consideration in cash	7,560
Cash and cash equivalents acquired	(1,586)
Net cash consumed on investments acquisition	5,974

114

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The goodwill determined on the operation is based on the expected future profitability, supported by the appraisal report, after allocation of the identified assets. The goodwill is expected to be deductible for income tax purposes.

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2022 is not considered relevant, as well as the contribution to the Company's results since then.

Earnout sensitivity analysis

The following table shows information on how the fair value of the contingent consideration was determined considering the basic assumptions used to define earnout. The sensitivity analyses as of December 31, 2023, as shown below, were determined based on possible changes of assumptions, keeping all other assumptions constant.

Goals	Changes in goals	Increase in liabilities in R$	Changes in goals	Decrease in liabilities in R$
Accounting net cash flow and net revenue	increase by 25.0 p.p.	29,545	decrease by 25.0 p.p.	27,353

b. NEOgás do Brasil Gás Natural Comprimido S.A.

On February 1, 2023, through its subsidiary Companhia Ultragaz S.A., the Company acquired all the shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to provide biomethane distribution opportunities. This transaction reinforces Ultragaz's strategy of expanding the offering of energy solutions to its industrial customers, using its capillarity, commercial strength, and brand.

NEOgás, established in 2000, was a pioneer in the transportation of compressed natural gas (CNG) in Brazil. It is currently the market leader, operating in the industrial, vehicle and structuring projects segments in partnership with natural gas distributors. NEOgás, which distributed more than 100 million m³ in 2021, has 6 compression bases in the South and Southeast regions and 149 semi-trailers for CNG distribution.

The total amount of the operation is R$ 165,000 subject to the usual working capital and net debt adjustments. The purchase price comprises the difference between the transaction amount, estimated working capital and net debt adjustments and the primary contribution, made on February 1, 2023, in the amount of R$ 85,290. The initial payment for the operation was made on February 1, 2023 in the amount of R$ 64,263, and the remaining amount of the operation will be settled after compliance with the contractual clauses and was recorded under “Other payables” in the amount of R$ 20,787 to be settled up to 2029. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of December 31, 2023 and determined the final goodwill in the amount of R$ 7,761.

115

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The following table summarizes the balances of assets acquired and liabilities assumed on the acquisition date, including goodwill determination:

Assets
Cash and cash equivalents	16,807
Receivables	14,999
Inventories	6,626
Recoverable taxes	5,384
Judicial deposits	131
Other receivables	707

Right-of-use assets, net	5,117
Property, plant and equipment, net	104,700
Intangible assets, net	52,604

Liabilities
Loans and financing	93,991
Trade payables	17,600
Salaries and related charges	2,341
Taxes payable	860
Provisions for tax, civil and labor risks	1,247
Leases payable	5,191
Other payables	3,884

Goodwill based on expected future profitability	7,761

Acquisition value	89,722

Comprised by
Cash	68,935
Contingent consideration to be settled	20,787
Total consideration	89,722

Net cash outflow resulting from acquisition
Initial consideration in cash	64,263
Subsequent consideration in cash	4,672
Cash and cash equivalents acquired	(16,807)
Total	52,128

116

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The breakdown of the acquisition value, considering the working capital and net debt adjustments and primary contribution is shown below:

Amount of NEOgás’ purchase and sale agreement	165,000
Working capital and net debt estimated adjustments	10,012
Primary contribution	(85,290)
Net cash consumed on investments acquisition	89,722

The goodwill determined on the operation is based on the expected future profitability and on the synergy with the operations of Ultragas, supported by the appraisal report, after allocation of the identified assets. The goodwill is expected to be deductible for income tax purposes.

The effect of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2023 is not considered relevant, as well as the contribution to the Company's results since February 1, 2023.

In the process of identifying assets and liabilities, intangible assets that were not recognized in the books of the acquired entity were also considered, as shown below:

	R$	Useful life	Amortization method
Trademark rights	5,069	5 years	Straight line
Licenses	14,952	3 years	Straight line
Software	2,418	5 years	Straight line
Customer list and relationship	26,453	16 years	Straight line
Total	48,892

The fair value of financial assets includes trade receivables with fair value of R$ 14,999 and gross contractual amount of R$ 15,328. The Company does not expect that these balances will not be realized.

For further details on the property, plant and equipment and intangible assets acquired, see Notes 13 and 14, respectively, and on the provisions for tax, civil and labor risks, see Note 18.

c. Terminal de Combustíveis Paulínia S.A. (“Opla”)

On July 1, 2023, through its subsidiary Ultracargo Logística S.A., the Company acquired a 50% interest in Terminal de Combustíveis Paulínia S.A. (“Opla”), qualifying the transaction as an acquisition of a joint venture as defined in IAS 28 (CPC 18 (R2)) – Investments in Associates and Joint Ventures and IFRS 11 (CPC 19 (R2)) - Joint Arrangements. The acquisition of interest in Opla marks Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. With the acquisition, Ultracargo and BP Biofuels Brazil Investments Ltd. (“BP”) become joint ventures of Opla.

117

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The total amount of the operation is R$ 237,500 subject to the usual working capital and net debt adjustments. The purchase price includes the transaction amount, including estimated working capital and net debt adjustments. The transaction was paid in a single installment of R$ 210,096 on July 1, 2023. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 158,634. The purchase price allocation (“PPA”) will be completed in 2024.

The breakdown of the acquisition value, considering the working capital and net debt adjustments and the goodwill on the transaction is shown below:

Equity of the acquired investee	51,462
Goodwill on the transaction	158,634
Acquisition value	210,096

d. Serra Diesel Transportador Revendedor Retalhista Ltda.

On September 1, 2023, through the subsidiary Ultrapar Empreendimentos Ltda. the Company acquired 60% of the voting share capital of Serra Diesel Transportador Revendedor Retalhista Ltda. (“Serra Diesel”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition complements Ultrapar's operations in the mobility and liquid fuel distribution segment.

Serra Diesel was established in 2006 and its main activity is the wholesale fuel trade carried out by a carrier-reseller-retailer, with presence in the southern region of Brazil.

The initial payment, including the capital contribution in the amount of R$ 16,193, totaled R$ 21,193. The remaining transaction amount of R$ 5,189 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 14,217. The purchase price allocation (“PPA”) will be completed in 2024.

118

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,719
Receivables	28,475
Inventories	9,128
Recoverable taxes	2,551
Other receivables	55

Other investments	298
Right-of-use assets, net	25,500
Property, plant and equipment, net	21,235
Intangible assets, net	11,619

Liabilities
Loans and financing	17,337
Trade payables	26,965
Salaries and related charges	1,933
Taxes payable, income and social contribution taxes payable	376
Leases payable	25,500
Other payables	8,194

Goodwill based on expected future profitability	14,217
Non-controlling interests	8,110
Assets and liabilities consolidated in the opening balance	26,382

Assets acquired	60,348
Liabilities assumed	(48,183)
Goodwill based on expected future profitability	14,217

Acquisition value	26,382

Comprised by
Cash	5,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	16,193
Contingent consideration to be settled	5,189
Total consideration	26,382

Net cash outflow resulting from acquisition
Initial consideration in cash	5,000
Cash and cash equivalents acquired	(1,719)
Net cash consumed on investments acquisition	3,281

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2023 is not considered relevant, as well as the contribution to the Company's results since September 1, 2023.

For further details on right-of-use assets and leases payable, property, plant and equipment and intangible assets acquired, see notes 12, 13 and 14, respectively.

119

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2023

30 Discontinued operations

The transactions of Oxiteno and Extrafarma sale was concluded on April 1, 2022 and August 1, 2022, respectively. The Company accounted for the disposal of investments in accordance with technical pronouncement CPC 31 and international standard IFRS 5 ‐ Non-current Assets Held for Sale and Discontinued Operations, which require recognizing any assets and liabilities as “Held‐for‐sale assets” and “Liabilities related to held‐for‐sale assets” in the balance sheet and reporting the income (loss) of the companies sold up to the sale date, as well as the gain (loss) from the sale of the investments, as “Discontinued operations” in the statement of income.

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced in 2021 the contracts signing described below and classified these transactions as discontinued operations.

The tables of discontinued operation are detailed below and include the profit or loss incurred throughout 2022, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, among others.

a. The results and cash flows from discontinued operations for the year ended December 31, 2022, are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	12/31/2022

Net revenue from sales and services	2,039,287	1,235,487	(7,241)	‐	3,267,533
Cost of products and services sold	(1,580,000)	(912,310)	7,241	‐	(2,485,069)

Gross profit	459,287	323,177	‐	‐	782,464

Selling, marketing and administrative	(201,365)	(438,601)	‐	‐	(639,966)
Other operating income (expenses), net	10,736	(5,951)	‐	241,325	246,110

Operating income (loss)	268,658	(121,375)	‐	241,325	388,608
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	‐	‐	‐	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(121,375)	‐	241,325	388,377

Financial result, net	23,153	(25,059)	54,431	‐	52,525
Income (loss) before income and social contribution taxes	291,580	(146,434)	54,431	241,325	440,902

Income and social contribution taxes	(16,924)	20,826	(18,507)	(202,895)	(217,500)

Net effect of cessation of depreciation (i)	51,372	27,084	‐	‐	78,456
Net income (loss) for the year	326,028	(98,524)	35,924	38,430	301,858

(*) Elimination between continuing and discontinued operations related to the intercompany loan between Ultrapar International and Oxiteno.

(i) As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of CPC 31/IFRS 5.

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Notes to the financial statements
For the year ended December 31, 2023

	Oxiteno	Extrafarma	Eliminations	12/31/2022

Net cash (consumed) provided by operating activities	(81,558)	(68,370)	180,478	30,550

Net cash (consumed) provided by investing activities	1,011,736	(25,323)	(1,206,603)	(220,190)

Net cash (consumed) provided by financing activities	(1,245,754)	40,585	1,026,144	(179,025)

Effect of exchange rate variation on cash and cash equivalents in foreign currency	(19,316)	‐	‐	(19,316)

Increase (decrease) in cash and cash equivalents	(334,892)	(53,108)	19	(387,981)

In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 301,858 in 2022, classified as income from discontinued operations in the consolidated financial statements.

31 Events after the reporting period

a. Issuance of shares

On February 28, 2024, the Company’s Board of Directors confirmed the issuance of 191,778 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,404,268 common shares, all of which are registered and without par value. The issuance of shares resulting to partial exercise of subscription warrants do not generate increase of share capital value, since the entirety of Extrafarma’s assets was already reflected in the Ultrapar financial position on the act of incorporation of shares.

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Message from the Management

2023 was another year of important progress for Ultrapar. Despite the volatility and uncertainties, our three main businesses, Ipiranga, Ultragaz and Ultracargo, reached record results, with a highlight to the continued growth of Ultragaz and Ultracargo and the significant profitability recovery of Ipiranga, through the refinement of pricing, higher engagement with the resellers network, progress on supply, logistics and trading and debugging of service stations with low potential.

The strong operational cash flow allowed the Company to achieve the lowest financial leverage in the last 15 years and regain its investment grade rating from the Standard & Poors’ credit rating agency.

We invested R$ 1.9 billion in expansion and maintenance of our businesses. We concluded the acquisitions of Stella and NEOgás, which marked Ultragaz's entry into the renewable electricity and compressed natural gas segments, expanding the options for providing energy solutions and leveraging its capillarity, commercial strength, and brand. We also concluded the acquisitions of a 50% stake in Opla, an ethanol terminal located in Paulínia (state of São Paulo), and of a Ipiranga's base in Rondonópolis (state of Mato Grosso). Moreover, we announced the construction of the first liquid bulk terminal in Tocantins, marking Ultracargo’s inland expansion and positioning the company as an integrated logistics solutions provider.

Continuing with our transformation agenda, in April, we underwent an important renewal of the Board of Directors for the term of 2023 to 2025, combining members who were already part of the Management, preserving the knowledge of the businesses and of Ultrapar, with new members who brought relevant and complementary experiences to build the Company’s future.

At the same time, we made progress in our ESG journey, making public commitments to the 2030 goals, an intrinsic part of the Company's strategic planning.

We ended 2023 with net revenues of R$ 126 billion and recurring EBITDA of R$ 5.6 billion, 41% higher than in 2022, due to the record results of our three main businesses, even after the deconsolidation of Oxiteno and Extrafarma. The Company's net income was R$ 2.5 billion, a record level, of which R$ 713 million will be distributed as dividends to shareholders.

As previously highlighted, the reduction of our financial leverage, which went from 1.7x in December 2022 to 1.1x in December 2023, turns the Company even more capable of seeking investment opportunities with good returns and aligned with the strategic planning. We emphasize that there are receivables related to the divestments totaling approximately R$ 0.9 billion which are not considered in this calculation.

We also announced our investment plan for 2024, which totals R$ 2.7 billion and exceeds the amount invested in 2023 by 37%, with around 55% allocated to expansion projects at Ipiranga, Ultragaz and Ultracargo, in addition to the maintenance and safety of the operational units.

We thank our customers, suppliers, shareholders and other stakeholders for the trust and partnership to the continuous evolution of the Company. In particular, we thank all our employees for their dedication, commitment and achievements throughout the year.

Jorge M. T. Camargo	Marcos Marinho Lutz
Chairman of the Board of Directors	Chief Executive Officer

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Company profile

Ultrapar holds 86 years of history, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a company which pioneered the distribution of liquefied petroleum gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups of Brazil, with an outstanding position in the energy, mobility and logistics infrastructure segments through Ultragaz, Ipiranga and Ultracargo.

In 1999, Ultrapar simultaneously conducted an IPO on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3). Since 2011, the Company’s shares have been listed on B3’s Novo Mercado segment.

At the end of 2023, the Company's portfolio was mainly composed of three businesses:

Ultragaz

Pioneer company and leader in the distribution of LPG in Brazil, it is a reference in innovation in the sector and has been expanding its offer of energy solutions for its customers. It serves 60 thousand business customers and more than 10 million households, through a network that already exceeds 6 thousand resellers, in a safe, efficient, and sustainable way.

Ultracargo

The leading company in the sector of independent liquid bulk storage terminals in Brazil, it is present in the country’s inland and main ports with modern terminals to store and handle different products, such as fuels, biofuels, chemicals, corrosives and vegetable oils.

Ipiranga

One of the largest fuels and lubricants distribution companies and one of the most valuable brands in the country, with a network of almost 6 thousand service stations, in addition to 1.5 thousand AmPm stores, the largest convenience store franchise in Brazil.

Innovation

Innovation and entrepreneurship have been part of the Company's culture since its origin with Ultragaz, the first Brazilian company to sell bottled LPG. It is attributes like these, essential to the Company’ strategy, that have enabled Ultrapar to contribute with the country's development throughout its more than 86 years of history.

The companies in the portfolio maintain their own structures and teams dedicated to innovation, research and development, being Ultrapar responsible to foster an innovation culture and identify potential synergies between businesses through its leaders and specific events for innovation themes with multi-business impact. In 2023, for instance, Ultrapar held an in-person event on artificial intelligence as part of the Ultra Innovation Talks series, designed for key leaders of the Company, featuring lectures and practical case presentations from companies in the portfolio. Additionally, leveraging from its larger scale and knowledge, Ultrapar, through its venture capital fund (UVC Investimentos), evaluates startups and innovative companies for potential investments in operations that may be complementary or have disruptive potential in relation to its businesses. In the last three years, Ultrapar has made 10 investments in this regard.

Ultragaz launched, in October, the Ultragaz Open Innovation Channel with the aim of approaching potential partners who support its evolution journey, focusing on four pillars: (i) safety, (ii) efficiency, productivity and sustainability, (iii) customer experience and (iv) energy in agribusiness. Ultragaz was also recognized as one of the organizations that most develops innovations with startups through the 100 Open Startups platform. In addition to its presence in the TOP 100 Open Corps 2023 general ranking, Ultragaz ranked fifth in the Oil and Gas category. On the digitalization front, Ultragaz made a partnership with abastece aí, a company connected to the Ipiranga’s ecosystem, which started to offer Ultragaz’s products in its app, with a cashback guarantee.

The Ultragaz app surpassed the 5 million downloads mark and recorded 300% growth in sales compared to 2022. The last mile app AmigU, which directs the order to the nearest delivery person and allows the consumer to track delivery in real time, ended the year with more than 5 thousand registered delivery personnel, while MAP (Meu Aplicativo Parceiro), which provides solutions to improve financial and operational management of resellers, training (including in ESG) and promotional materials, had a 94% usage rate from resellers, with 92% of supply orders made through it. In relation to the portfolio of solutions, Ultragaz has invested in self-service machines called Ultragaz 24 hours, which offer more practicality and agility to customers in the bottled segment when purchasing P-13 bottles and ended the year operating in around 20 cities in the states of São Paulo, Minas Gerais, Rio de Janeiro, Paraná and Rio Grande do Sul.

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Ultracargo has intensified its investments in technology and innovation in recent years, mainly with the implementation of the SOUL system (Ultracargo’s Operations System), an operational management model that aims at the continuous evolution of processes and operational optimization, and with the digital transformation of systems and processes of the company. With these systems in operation at the Aratu (state of Bahia), Itaqui (state of Maranhão), Rio de Janeiro (state of Rio de Janeiro), Santos (state of São Paulo), Suape (state of Pernambuco) and Vila do Conde (state of Pará) terminals, Ultracargo ended 2023 with an average productivity (measured in tons per operator) 23% higher and with a 22% reduction in the average road loading time compared to 2020. One of the technologies available at the terminals are product loading pump sensors, which monitor any inappropriate behavior in the equipment, such as excess temperature or vibration. A platform that uses artificial intelligence resources analyzes the data collected by the sensors and triggers alerts in real time, reducing the occurrence of operational stoppages for maintenance. Besides that, to guarantee the integrity of assets and strengthen the safety of operations, the buried pipeline inspection project was concluded, using non-destructive technology that allows the pipeline to be inspected without excavation based on the analysis of the metal's magnetic memory. This solution provides accurate data on possible damage to pipes, which allows the time and cost to carry out inspection to be reduced by more than 50%, when compared to the traditional method.

Ipiranga launched, in 2023, its new purpose “Abastecer a Vida em Movimento” (“Fueling life on the go”) and the evolution of its brand, including its new visual identity. With the process, the new layout of the network service stations was created, which provides a more fluid and complete experience for consumers, integrating physical and digital journeys and other brands in the Ipiranga’s ecosystem. The new model reduces implementation and maintenance costs for resellers by around 30% and presents solutions that decrease the use of natural resources. The opening of the first service station in the new format, in April in the city of São Paulo, was the moment chosen by Ipiranga to launch the Ipimax line, which combined Ipiranga's quality with the new additive fuel technology. In its versions for gasoline, diesel and ethanol, Ipimax presents a 3% to 6% higher yield compared to traditional fuels and reduces the need for vehicle engine maintenance. Ipiranga also became the first company in the country to offer R5 diesel additives, which contains 5% of vegetable oil in its composition, in addition to the mandatory blend of biodiesel. For resellers and franchisees, Ipiranga continued to invest in the evolution of the Conecta platform, an unified management tool (runway, AmPm and Jet Oil) integrated to Ipiranga’s products and services available in the Ipiranga Partner Program (PPI), ensuring greater operational efficiency, financial security, agility in service, cost optimization and increased revenues for business partners. Ipiranga was once more recognized in the TOP 100 Open Corps 2023 general ranking and occupied fourth position in the Retail and Distribution category. The use of data science has undergone a great evolution at Ipiranga, turning the decision-making process more robust, contributing to significant advances in pricing and increasing customer satisfaction.

AmPm made partnerships with Pizza Hut, Oakberry, Mr. Cheney and Nathan’s Famous and became the first convenience store franchise to exclusively offer products from these brands in Brazil. AmPm also began implementing a new store model, AmPm Office, in corporate buildings, hospitals and universities, and joined the We Proudly Serve Starbucks® program, offering Starbucks products in these stores. Jet Oil, which also had its visual identity updated in 2023, consolidated its value proposition, simplified its franchise model, and built a new, more fluid and transparent sales journey for the consumer.

ESG strategy

Ultrapar’s sustainability journey had important evolutions in 2023. In March, the Company made public commitments to the 2030 ESG goals, an intrinsic part of its strategic planning. Furthermore, in August, it started publishing a spreadsheet on the investor relations website for specific monitoring of ESG indicators, along with other financial spreadsheets.

Internally, Ultrapar and its businesses have been concentrating efforts to ensure that the ESG (environmental, social and governance) perspective is present in the daily attitudes and behaviors of employees. Sustainability topics are frequently addressed by the leaders, in internal communication channels and in specific events, such as the 1st Sustainability Month, held in August 2023, with the participation of more than 900 Company employees.

Ultrapar participates in different initiatives, reinforcing its commitment to the ESG agenda and proximity to movements and other companies equally engaged in Brazil and around the world. Ultrapar, Ipiranga, Ultragaz and Ultracargo are signatories to the United Nations (UN) Global Compact and are formally committed to its ten principles linked to human and labor rights, the environment, and the fight against corruption, in addition to the 17 Sustainable Development Goals (SDGs) of the UN 2030 Agenda.

The year of 2023 was also marked by external recognition that endorse the current sustainability strategy and management model. Ultragaz stood out in the Oil, Gas and Chemicals category of the Best of ESG award, from Exame magazine. Ultracargo and Ultragaz were among the six finalists in the 1st Swiss Sustainability and Innovation Award, an initiative of the Swiss Embassy and the Ekos Institute. Ipiranga, for the second year in a row, secured the first place in the Energy category of the Merco ESG Responsibility award and rose 28 positions in the general ranking, reaching the 39th place.

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2030 ambitions and goals

The seven material topics cover the three ESG pillars and relevant matters to which the Company directs its efforts, seek to mitigate risks and foster opportunities.

Material topics	Ambition	Goals	2023 results
Energy transition	Plan and implement strategies aimed at achieving the energy transition to a low-carbon economy	Implement measures to reduce or mitigate greenhouse gases emissions in our operations, in order to ensure carbon neutrality¹ by 2025	Scope 1 emissions: 29% neutralized (in line with 2022) Scope 2 emissions: 100% neutralized (in line with 2022)
Eco-efficient operations	Ensure excellence in the operations’ environmental management, ensuring an efficient energy and water consumption and improving the waste management	1. Keep using 100% renewable² and certified electric energy	100% renewable and certified
		2. Zero leaks³ with a risk of contamination of soil and water	vents (versus 1 in 2022)
		3. Zero-waste to landfill: no waste (hazardous or non-hazardous) to be sent to landfills, achieved through more sustainable solutions[4]	39% sent to landfills (-30 p.p. versus 2022)
Inclusive culture and diversity

Ensure an inclusive, diverse and equitable workplace environment, providing conditions for the full development of each employee’s potential and contribute to greater perspectives and experiences in the decision-making process

		1. Achieve a 33% level of gender and ethnic equity in the Board of Directors	22% (+2 p.p. versus 2022)
		2. Achieve a 50% level of gender and ethnic equity in senior management positions[5]	42% (+4 p.p. versus 2022)
		3. Ensure an inclusive environment that can be measured and recognized in internal surveys[6]	83% (+7 p.p. versus 2022)
Health and safety

Ensure a strong health and safety culture, with processes and performance indices at a high level of excellence, and a high quality of life for employees and safety for the communities surrounding our operations

		1. Reduce by 50%[7] lost-time injury frequency rate	0.78 (-37% versus 2022 and -19% vs 2020)
		2. Reduce by 70%[8] the process accident frequency rate	0.73 (-29% versus 2022 and -53% vs 2020)
		3. Ensure that our employees are taken care of in health and life quality programs[9]	Programs in definition
Responsibility for the surrounding communities	Act responsibly regarding the communities surrounding our operations, generating opportunities for local development	Invest in initiatives and promote positive impacts on education and employment and income generation in the surrounding communities, through collective actions	R$ 25.0 million (+21% versus 2022)
Value chain	Influence, encourage and monitor the adoption of best ESG practices in all businesses’ value chains	1. Ensure that 100% of critical suppliers[10] adopt excellent ESG practices	Scope of critical suppliers reviewed in each business Advances in structuring excellence practices for implementation from 2024 onwards
		2. Ensure that 100% of selected resellers[11] adopt ESG practices or commitments	Practices and commitments in construction
Governance and integrity	To be a protagonist in promoting governance and integrity, influencing the business environment through the adoption of best practices in governance and ethical conduct	1. Ensure a business culture with the highest level of integrity[12]	Maintenance of a proactive level in the 2023 diagnosis
		2. Ensure good practices of corporate governance[13]	Maintenance of AA rating at MSCI Joining the B3 ISE portfolio, with a score of 83 (scale from 0 to 100) in the Corporate Governance dimension

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1 Scope 1 (direct) and 2 (indirect, related to electricity consumption) emissions

2 Electric energy 100% purchased from renewable sources with traceability certificate

3 Leaks with loss of secondary containment

4 Composting, recycling and co-processing

5 Management positions and above

6 % favorability regarding inclusive environment from internal organizational climate surveys

7 LTIF (Lost-time Injury Frequency) reduction from 0.96 in 2020 to 0.50 in 2030

8 PSE (Process Safety Event) reduction from 1.55 in 2020 to 0.50 in 2030

9 Occupational health programs are not eligible

10 Suppliers of critical materials or services for the Company's operation and/or with relevant expenditures

11 Resellers selected according to the strategic plan of each business – applicable only to Ultragaz and Ipiranga

12 Evolution from the proactive level to the generative level, based on Hearts & Minds’ culture diagnosis

13 Good governance practices, such as, but not limited to: alignment of executive compensation, respect for minority shareholders and transparency of information

ESG ratings and indexes

Ultrapar integrates a set of indexes and ratings, with indicators and metrics that follow international standards, and classify organizations according to ESG criteria. The participation is another important external recognition of the Company's sustainability strategy and management model.

In 2023, Ultrapar joined the newly created IGPTW B3 (Great Place to Work Index) portfolio, which brings together organizations certified by the Great Place to Work (GPTW) as the best companies to work for. At the end of the year, Ultrapar's inclusion in the 19th portfolio of B3's Corporate Sustainability Index (ISE) was announced, effective from January 2024. ISE is one of the main instruments for measuring organizations' commitment to different dimensions of sustainability: corporate governance, business model sustainability, innovation, employee health and safety, data security, environmental management policies and practices, among others.

Ultrapar also integrates these ratings:

  MSCI (Morgan Stanley Capital International): AA grade in 2023. The classification varies from leader (AAA and AA grades), average (A, BBB and BB grades) to laggard (B and CCC grades).
  FTSE4Good: average score of 3.3 in 2023. The scale varies from 0 to 5 for each factor considered: environmental, social and governance, and Ultrapar is present in the FTSE4Good Emerging Index and FTSE4Good Emerging Latin America Index.
  CDP (Carbon Disclosure Project): score of B in the climate change questionnaire in 2023. The classification is divided into A (leadership level), B (management level), C (awareness level) and D (disclosure level).
  ICO2 (Efficient Carbon Index): presence in the B3 portfolio since 2012.
  IGC (Differentiated Corporate Governance Index) and ITAG (Differentiated Tag Along Index): presence in the B3 portfolios since 2011.
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Environmental performance

Energy transition

Ultrapar has a wide climate strategy, given the relevance of the energy transition topic for its sectors of operation. The strategy is divided into three fronts: (i) performance, focusing on reducing and offsetting greenhouse gas (GHG) emissions from operations; (ii) product, with the aim of developing and providing products and services with a lower carbon footprint; and (iii) portfolio, which evaluates the potential opportunities for the Company to engage with other energy sources, enhancing its capillarity, brand strength and expertise accumulated over its more than 86 years of existence.

Ultrapar continued coordinating the emissions neutralization strategy for its operations. For another year, Ultrapar, Ultragaz, Ultracargo and Ipiranga offset scope 2 emissions by purchasing electric energy from certified renewable sources (I-RECs or traceable free market energy). Furthermore, Ipiranga has been a carbon neutral company since 2014 by offsetting scope 1 emissions through carbon credits in the voluntary market. In 2023, there was an additional compensation of emissions generated during its annual sales convention and the travels made by the Health on the Road program trailer. Ultrapar also acquired a volume of carbon credits to neutralize its emissions from 2025 onwards, in line with the goals set by the ESG 2030 Plan.

In the performance front, Ultragaz evolved in the project started in 2022 to convert gasoline to ethanol in its light vehicle fleet. As a result, it ended 2023 with 96% of the light fleet fueled by biofuel and reduced its direct emissions (scope 1) by 1% versus 2022. The year of 2023 was also the year in which Ultragaz once again submitted its emissions inventory to a third-party verification and, thus, achieved the gold seal in the Brazilian GHG Protocol Program. Ultracargo advanced in the technical studies that will enable, starting in 2024, the replacement or performance improvement of the burners at the Santos (state of São Paulo) terminal, responsible for the highest volume of their direct emissions (scope 1), and also replaced the fuel used in the operational fleet from gasoline to ethanol in locations where this product is available. Just like Ultragaz, Ultracargo's annual emissions inventory was recognized, for the first time, with the gold seal from the Brazilian GHG Protocol Program. Ipiranga also submitted its emissions inventory to external verification once again and achieved the GHG Protocol gold seal – the company has received this recognition since 2012. Also noteworthy is an improvement in relation to scope 3 emissions linked to transport, leveraged through the Mover program and enhanced by integrated logistics efficiency initiatives.

In the product front, Ultracargo’s growth strategy includes leveraging its participation in the biofuels market, especially in the storage and logistics of corn ethanol and biodiesel produced in the Midwest region. Today, with its multipurpose terminals, around 6% of net revenues already come from biofuels storage. Ipiranga was responsible for 17% of the total volume of biofuels sold in Brazil in 2023 and became the first company in the country to offer R5 diesel additives.

In the portfolio front, following the acquisitions of Stella Energia (currently Ultragaz Energia Inteligente) in 2022 and NEOgás in 2023, Ultragaz has been strengthening its positioning as a platform that offers, in addition to LPG, other essential energies to enable the country's energy transition. In the renewable electricity segment via distributed generation, Ultragaz reached 41 thousand customers in 2023 versus 19 thousand in 2022 and, in the off grid compressed natural gas segment, the company formalized the first contracts with biomethane suppliers and customers. In this front, in 2023, Ultracargo acquired from Ipiranga a base in Rondonópolis (state of Mato Grosso) and 50% of Opla Logística Avançada, a joint venture with BP in Paulínia (state of São Paulo). Moreover, Ultracargo began the construction of a terminal in Palmeirante (state of Tocantins), with operations scheduled to begin at the end of 2024.

Among the external forums in which Ultrapar participated, the highlight was the panel “Green Transition: Challenges and Opportunities in Brazil”, organized by AYA Earth Partners for the New York Climate Week. Ultragaz was present on the “Just Energy Transition” panel, at LPG Week 2023 ft. 35th World LPG Forum & European Liquid Gas Congress, in Rome, Italy. Ipiranga was also present at the 28th UN Climate Conference (COP28), in the United Arab Emirates.

Eco-efficient operations

Even without significant impacts on the environment, Ultrapar adopts the best eco-efficiency practices in its offices in São Paulo (state of São Paulo) and Campinas (state of São Paulo). One of the highlights of 2023 occurred in the waste front. Starting in October, the Company eliminated the sending of waste to landfills at its headquarters in the capital of São Paulo, becoming zero landfill and contributing to achieving one of the established ESG 2030 goals.

Ultragaz continued updating procedures, investing in technology and equipment modernization, and raising awareness among teams at their operational bases, reducing relative water consumption (m3/ton of LPG sold) by 16% compared to 2022. The most significant decrease occurred in the waste indicator, as only 8% was sent to landfill in 2023, surpassing the goal established for the period, of 18%. By December 2023, 14 out of Ultragaz’s 39 owned bases were already zero landfill.

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Ultracargo improved its environmental performance, monitored by the Ultracargo Operations System (SOUL), and reduced the volume of waste sent to landfills by 68% compared to 2020, ending 2023 with two zero-landfill terminals: Vila do Conde (state of Pará) and Suape (state of Pernambuco). In addition to these initiatives, Ultracargo also carried out a pilot project in partnership with a startup to ensure the reuse of part of the waste from the Santos (state of São Paulo) terminal by the paint industry, a project that has already been expanded to Itaqui (state of Maranhão). Ultracargo also reached the mark of two years without leaks posing a risk of water and soil contamination, another ESG 2030 goal, in addition to having won the Ocean Friendly Seal at the Suape (state of Pernambuco) terminal for the second year in a row.

Ipiranga conducted a diagnosis in some of its units, covering its own bases, pools and the headquarter, in Rio de Janeiro (state of Rio de Janeiro) and structured its Waste Master Plan, with guidelines to improve management processes and, thus, reduce the volume sent to landfills in the coming years. As part of the process of updating Ipiranga's visual identity, the new layout of the network service stations also considered eco-efficiency precepts, such as the use of LED that reduces, on average, 18% of the service stations' energy consumption, the use of modular structures for better use of materials and the replacement of raw materials with more sustainable options.

In 2023, for the third consecutive year, Ultrapar and its businesses consumed certified renewable electric energy (I-RECs), maintaining the achievement of the ESG 2030 goal.

Social performance

Inclusive culture and diversity

At Ultrapar, diversity and inclusion initiatives are led by the Diversity Committee, structured in 2022. In June 2023, Ultrapar's first Diversity Week was organized, featuring lectures with external experts, the launch of new courses related to the topic on the Company's learning platform and of a diversity booklet. Other highlights of the year included two training sessions on diversity and inclusion for leaders, within the scope of the Leaders Development Program (LDP), and the launch, in November, of a training track to combat racism. Actions on this front, along with best practices linked to professional development, compensation and organizational climate, contributed to Ultrapar's recertification in the Great Place to Work (GPTW) for the third consecutive year as one of the best companies to work for.

In 2023, Ultragaz created a Diversity, Equity, Inclusion and Accessibility department and established a Diversity Committee made up of four sponsoring directors and ten managers, who became godmothers and godfathers of the initiatives. Ultragaz's Diversity Program is divided into four pillars: gender, race, people with disabilities and LGBTQIA+ individuals. Its structure includes around 200 voluntarily registered employees to support the dissemination of the content and culture of diversity and inclusion in the company. There were more than 19 conversation circles focused on the literacy of this group in 2023, totaling more than 20 hours of learning and debates on current issues related to minority groups. Furthermore, a diversity training program was included in the E-learning platform (Ultragaz Academy) for the entire company, 40 people underwent basic sign language training, and sign language interpreters were incorporated into communication flows. Ultragaz reached the goal proposed for 2023, with 42% diversity (women and black/brown people) in leadership positions, moving towards achieving the goal shared with all Ultrapar businesses, of reaching 50% diversity in leadership by 2030.

Ultracargo has been focusing on the engagement of leadership and teams. In addition to the goal of the ESG 2030 Plan, which aims to increase the number of women and people of color in leadership positions, Ultracargo also has a priority to expand the number of women in its operations. In 2023, it launched the affirmative talent pool, in which women interested in working at the company can submit their resumes, and the 2024 internship program, to exclusively hire women. Furthermore, the third edition of the Operational Training Program was concluded, which trained 30 women around the Santos (state of São Paulo), Suape (state of Pernambuco) and Itaqui (state of Maranhão) terminals. To be prepared to welcome more women into its operations in 2023, Ultracargo worked on adapting the equipment and physical facilities of its terminals, as well as developing and making uniforms suitable for women available.

By connecting its social responsibility strategy to the diversity and inclusion agenda, Ipiranga expanded, in 2023, its Women Operation Program, which trains women to work in its operational bases. In its 3rd edition, the program trained more than 70 women. Ipiranga also held the sixth edition of the Ipiranga’s Talent internship program, which allocates 50% of vacancies to black and brown people. In the pillar of people with disabilities, Inclusão Tech trained 300 PwDs, of which around 20 graduates were hired by Ipiranga. As a reflection of these and other actions, Ipiranga reached the 24th position in the 2023 Ethos/Época Diversity, Equity and Inclusion Survey. In addition to that, the company joined the LBGTQIA+ Business Forum and the Women 360 Business Movement.

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Number of employees	2023	2022	∆ (%) employees
			2023 vs 2022
Ultragaz[1]	3,789	3,596	5%
Ultracargo	840	862	-3%
Ipiranga [2]	4,827	4,827	0%
Holding	175	176	-1%
SSC/Others	463	459	1%
Total	10,094	9,920	2%
[1] Includes 128 employees from Stella and 148 from NEOgás in 2023, and 92 employees from Stella in 2022
[2] Includes 143 employees from abastece aí in 2023 and 116 in 2022

Health and safety

Ultrapar maintains a consolidated health and safety governance and management model, established management systems and annual investments to improve the safety of operations. The focus is on continuously evolving the safety culture among employees and third-party professionals who work at the units. The highest instance is the Security Committee, led alternately by the presidents of Ultragaz, Ultracargo and Ipiranga. At the committee meetings, which take place every two months, health and safety indicators for the period are presented and discussed and best practices are shared. In some editions of the committee, external experts also participate. In the health domain, the Company provides psychological support programs, assistance for pregnant employees, and monitoring of chronic diseases, besides organizing a Health Week annually. In 2023, Ultrapar also initiated the mapping of the health profile of its teams, gathering health information from each employee, which will help define more targeted actions in this front.

The year of 2023 marked the adhesion of Ultrapar and the businesses to the Center for Chemical Process Safety. By joining this global network of reference in process safety, the Company will be even closer to the main discussions and trends on the topic.

In the Think, Feel and Act campaign, Ultragaz engaged its teams in the key message that safety should be treated by everyone as a value and not as an obligation. Additionally, there was an investment of more than 600 hours in behavioral training for all leadership. Another novelty in 2023 was the new Valoriza+ health journey, which works as a large umbrella that covers all initiatives to promote health, well-being and quality of life for employees, such as prevention and control actions for chronic diseases, incentive to the regular practice of physical activity and mental health programs.

All Ultracargo terminals are certified by ISO 45001, for occupational health and safety, and are the target of constant investments for the maintenance and integrity of assets. In recent years, Ultracargo’s terminals have been employing innovative solutions focused on safety and sustainability, such as sensors that preemptively detect the spillage of flammable substances and drones that inspect tanks, eliminating the need for people to be exposed to risky situations such as working at heights. Ultracargo also invests in periodic training of the team to evolve the safety culture and has maintained, since 2022, the Taking Care Well program that brings together all initiatives and benefits to promote health and well-being.

Ipiranga launched its Safety Guidelines in 2023, a document with all its guiding principles and safety tools, in addition to describing the roles and responsibilities of leadership and employees to ensure increasingly safer environments and operations. Along with the official release of the guidelines, a series of in-person workshops were organized, training the entire leadership. For other employees, an online training track was made available with 98% of employees trained. Investments in technology to increase protection against fuel spills at operational bases and during the movement of partner carriers' trucks were also another highlight. In terms of health, the Ipiranga Health and Quality of Life Program was structured, which brings together different actions for the comprehensive care of employees, in three pillars: prevention of emotional and physical illnesses, balance and well-being.

Responsibility for the surrounding communities

The Ultra Institute coordinates the social activities of Ultrapar, working together with its businesses. In the education pillar, the São Paulo municipality of Santos was chosen to receive, in 2024, the pilot version of a training program for teams from the municipal and state education departments, impacting 17 thousand students. The Institute also contributed to accelerating and recomposing the learning in portuguese and mathematics for public school students in elementary education.

The Ultra Institute is also at the forefront of supporting emergency situations. In 2023, there were donations of food, water, personal hygiene items and LPG to regions affected by extreme climate and meteorological events, such as rains on the north coast of São Paulo and in the south of Brazil, and drought in the north region.

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In the volunteering pillar, the second edition of the Social Acceleration Program was held, which mobilizes Ultrapar’s employees to develop solutions for the management challenges of participating NGOs. In 2023, 18 organizations from São Paulo (state of São Paulo), Campinas (state of São Paulo) and Rio de Janeiro (state of Rio de Janeiro) were supported. Through the Culture Incentive Law, Ultrapar, Ipiranga, Ultragaz and Ultracargo began supporting the Catavento Museum, in São Paulo (state of São Paulo) and sponsored the exhibition that debuted in the space about Santos Dumont.

Ultragaz continued implementing the initiative promoted by Petrobras in distributing gas vouchers to low-income families. With its digital gas voucher and its capillarity, Ultragaz enabled the delivery of LPG bottles throughout Brazil and guaranteed the traceability of the process, which reached approximately 300 thousand families. Moreover, Ultragaz donated LPG bottles to establishments that prepared food for the victims of the heavy rains, to community kitchens that organized themselves to feed the homeless, to the Social Fund, to fuel the forklifts for organizing donations, as well as directly to the victims of the floods, totaling more than 19 tons of LPG to benefit flood victims on the north coast of São Paulo and Rio Grande do Sul states.

Ultracargo’s Operational Training Program had three classes in 2023, in São Luís-Itaqui (state of Maranhão), Cabo de Santo Agostinho-Suape (state of Pernambuco) and Santos (state of São Paulo) and began to prioritize the selection of women. In 2023, support for the Socio-Emotional Dialogues project was also completed, carried out in partnership with the Ayrton Senna Institute in São Luís, which works on socio-emotional skills in elementary school students. In the two cycles of the program (2022 and 2023), almost 100 pedagogical coordinators and 20 trainers distributed across the specialties of psychologists, speech therapists and occupational therapists from the municipal education network were trained, impacting around 12 thousand students.

Ipiranga increased the number of own and incentivized projects to 24 in 2023 versus 15 in 2022. Combined, professional qualification programs for women and people with disabilities (Women Operation, Driver Women Operation and Tech Inclusion) trained around 400 people in 2023. The Health on the Road program, which provides basic health services to truck drivers and neighboring communities of Ipiranga Rodo Rede service stations, completed 16 years and, at the end of 2023, celebrated the milestone of 700 thousand medical appointments. In 2023 alone, 120 events were organized, in around 110 cities, in 22 states, totaling approximately 50 thousand appointments.

In total, in 2023, Ultrapar and the businesses invested R$ 25 million in own and encouraged social responsibility projects and emergency actions.

The three businesses maintained their support for The Right Hand Program, created by Childhood Brasil, and carried out actions throughout the year to raise awareness among employees and business partners about the importance of combating the sexual exploitation of children and teenagers on Brazilian highways.

In the pillar of income generation and entrepreneurship, another social cause of the Company, the Women's Training Program offered training in entrepreneurship and employability to around 3 thousand women from the priority territories of Barcarena (state of Pará), São Luís-Itaqui (state of Maranhão), Candeias-Aratu (state of Bahia) and Santos-Cubatão (state of São Paulo). Held in partnership with Entrepreneur Women Network, the program also selected 80 participants to receive mentoring and, subsequently, around 40 participants received financial support to scale their businesses.

Value chain

As part of the Integrity Program, before formally engaging with suppliers, resellers, and franchisees, Ultrapar conducts reputational analyses of potential partners to verify compliance with legal requirements related to human and labor rights, environmental protection, health and safety, and ethics. In 2023, around 13 thousand surveys were carried out. Additionally, there is a commitment to boost the sustainable development of the value chain, expanding the Company's positive impact in the country and in the Brazilian society.

Specifically in relation to the ESG agenda, Ultragaz conducted research with critical suppliers to understand the level of maturity and engagement of partners on this topic. Based on the results, Ultragaz will conduct different ways of working, with the aim of engaging them in its ESG Journey. For resellers, specific information on the main sustainability topics was made available on the Meu Aplicativo Parceiro (MAP) platform. Furthermore, at events with resellers, once again, they are introduced to the Ultragaz ESG Journey and its key results. In 2023, the resellers network was responsible for generating around 37 thousand jobs.

Ultracargo, which operates exclusively in the B2B market and provides services to large companies, conducted an unprecedented survey with its customers to understand the level of maturity of each one's sustainability strategy, with the intention of mapping future joint action opportunities. Furthermore, the adherence of recurring suppliers to the responsible sourcing policy grew by 52 percentage points, from 23% in 2022 to 75% in 2023.

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Ipiranga launched a training track on ESG topics in the Retail School platform, exclusively for the development of its network. More than 900 resellers have completed the training by the end of 2023, which includes topics on integrity, anti-competitive practices, health and safety, environmental protection, diversity and inclusion, among others. The 2023 annual sales convention, promoted by Ipiranga, recorded more than 4 thousand participants, including resellers and franchisees, and addressed topics on the ESG agenda with external guests and the company's main executives. The Mover Program, whose objective is to improve the service levels, efficiency, and safety of carriers, had its second cycle launched in August. It incorporated waterway carriers and expanded the monitored environmental indicators (consumption of energy, fuel and water and volume of waste generated). In September 2023, Ipiranga completed the legacy management process of service stations started in 2022, debugging service stations with low potential from the network. In this process, during the 3Q23, it was also closed service stations which commercial practices were not aligned with the business principles and in disagreement with contractual obligations assumed.

During the year, the businesses also participated in the sustainability assessment of the EcoVadis platform, whose performance is considered by customers when choosing their suppliers. Ultracargo won the silver medal, which placed it among the 25% best evaluated, while Ultragaz and Ipiranga received the bronze medal, placing it among the 50% best evaluated.

Governance and integrity

Ethics and transparency are lifelong values at Ultrapar, which is recognized for its integrity and adherence to the best governance practices. In addition to strong guiding business principles, the Company has a dedicated framework for risks, integrity and audit topics that covers all its businesses.

The Risks, Integrity and Audit department has reporting levels according to each of its competencies. The area is administratively linked to Ultrapar’s CEO, being responsible for the integrated risk management, the Integrity Program maintenance and for the internal audit. It reports to the Audit and Risks Committee in the management of the corporate risks, in the consolidation of information and controls, and in the conduction of the general internal audit process.

The Audit and Risks Committee has the function of advising the Board of Directors in supervising (i) the integrity and quality of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the independent auditor, (iv) the performance of the Company's internal audit functions (represented by the Risks, Integrity and Audit department) and independent auditors, and (v) risk management. The Audit and Risks Committee has three members, all independent directors of the Company.

Since 2004, Ultrapar has maintained a Conduct Committee to improve and monitor the Company's Integrity Program. Among its duties, the highlights are: (i) managing the Code of Ethics enforcement, its guidelines and related policies, (ii) overseeing the enforcement and effectiveness of the principles provided by the Code of Ethics, (iii) reviewing and approving the Integrity Program and overseeing its enforcement, and (iv) recommending proper disciplinary measures for the topics the Committee deals with and that shall be adopted by Ultrapar's bodies as well as resolve on whether it is necessary to discuss the issue with the Company’s Audit and Risks Committee or the Board of Directors. The Conduct Committee has an external and independent president and an independent member of the Board of Directors.

In 2023, Ultrapar led the process of renewing the Board of Directors, with the election, in April, of its new composition, for a two-year term. Out of the nine members, four took on the role for the first time (44%), seven are independent members (78%) and two are women (22%). In the same month, the Corporate Executive Compensation Policy was updated, with the inclusion of a stock plan as part of the directors' compensation. As established in the policy, the vesting occurs at the end of the term and only after two years the shares can be traded. The executives' stock plan also had the vesting extended from six to ten years (partners program).

Integrated Risk Management

The risk management structure coordinates Ultrapar's integrated analysis of strategic risks, with a direct interface with each business, making the process comprehensive and with specific industry characteristics. The discussions take place on a structured and independent basis at each business, covering topics of internal and external risks, evaluating scenarios quantified in terms of impact and vulnerability, and generating mitigating action plans.

The Systemic Risks Matrix comprises themes which cover the main threats to the operations of the businesses and are grouped into five families with an interdependent look and dynamic evaluations. The Corporate Risk Management Policy was reviewed and approved by the Board of Directors in November 2021.

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Internal and External Audits

Linked to the Risks, Integrity and Audit department, the internal audit is responsible for monitoring the internal procedures and controls of the businesses, identifying opportunities for improvement in the risk management process that contribute to updates of the risks map and the Integrity Program. The area also performs internal financial and operational audits, according to a plan approved by the Audit and Risks Committee, and performs effectiveness tests of internal controls as part of the Sarbanes-Oxley Act (SOX) certification, a requirement for the financial statements published in the north american market.

The external audit firm is responsible for auditing the Company's financial statements, which consider the understanding of the internal controls that are relevant to the process of preparing the financial statements and conducting the necessary procedures to issue the independent auditor’s report on the individual and consolidated financial statements.

Integrity

Ultrapar has an Integrity Program guided by the Code of Ethics, which contains guidelines approved by the Board of Directors and is supervised by the Conduct Committee.

Ultrapar's Integrity area sets annual themes for communication and training, such as fighting corruption, good competition practices, conflicts of interest, fighting harassment and discrimination, among others, strengthening the Company's integrity culture. With a focus on evolving the organization's culture, dialogues on integrity have been intensified for greater understanding by employees of the themes. Training was extended to business partners and critical third parties, encouraging ethical behavior in commercial relationships. These actions address areas of concern identified in the integrity culture diagnosis, carried out by an independent company that evaluates the effectiveness of Ultrapar's Integrity Program actions.

Ultragaz reinforced its integrity guidelines through the Ethical Contact, which consists of content prepared for the leadership to use in conversations with teams, and intensified dialogue sessions with operational teams in various locations. The competitive aspect was also addressed in different formats with the internal public and with reseller partners.

Ultracargo strengthened its culture of integrity by carrying out various actions throughout the year for all job levels and locations, with emphasis on the Integrity Week, which addressed aspects related to respect in the workplace, in addition to communications and awareness training with practical examples.

Ipiranga intensified conversations with the operational public and progressed in training business partners and critical third parties on various integrity topics. With a fixed agenda at the annual sales convention, the Integrity department was able to address the importance of an ethical culture with leaders and hundreds of resellers.

In 2023, a new integrity culture diagnosis was carried out, involving more than 700 leaders throughout the Company. The results showed a strong level of adherence and proactivity on the pillars of the Integrity Program and the Company was classified in the proactive level, the second most advanced level in the Hearts & Minds Matrix. The objective is to evolve and achieve the generative level of this Matrix in the coming years and the planned actions are aligned with the results obtained.

In the third-party pillar of the Program, the highlight is the reputational research process, a step prior to contracting suppliers and commercial partners. In 2023, around 13 thousand surveys were carried out to assess whether future partners adhere to Ultrapar's integrity assumptions, minimizing reputational risks.

Finally, the Integrity Program provides the Open Channel, a secure way for all public to ask questions or report suspected non-compliance with the law and Ultrapar's policies. Managed by an independent external company, the Open Channel is available to employees and stakeholders and receives, in Brazil and abroad, requests for guidance and notifications about possible deviations from the Code of Ethics and corporate policies. The reports can be made anonymously and are forwarded to the Risks, Integrity and Audit department, responsible for the management and independent investigation. The Company prohibits retaliation against whistleblowers. In 2023, the channel received approximately 680 reports.

Regarding information security and data privacy of employees, customers, consumers, suppliers, business partners and other audiences, Ultrapar follows the guidelines of the Personal Data Protection and Privacy Corporate Policy and in the Information Security Policy.

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Capital markets

Ultrapar's combined average daily financial volume on B3 and NYSE totaled  R$ 142 million/day in 2023 (+27% vs 2022). Ultrapar's shares ended 2023 quoted at R$ 26.51 on B3, an appreciation of 110% in the year, while the Ibovespa stock index appreciated 22%. On NYSE, Ultrapar shares and Dow Jones stock index appreciated 124% and 14% in the year, respectively. Ultrapar ended 2023 with a market cap of R$ 30 billion.

UGPA3 x Ibovespa performance – 2023

(Dec 29, 2022 = 100)

Dividends and interest on equity

Dividend history

Fiscal year	Total amount (R$ million)	Dividend per share (R$)

2023	713	0.65
2022[1]	506	0.46
2021	404	0.37
2020	480	0.44
2019	479	0.44
¹ Amounting to R$ 450 million (R$ 396 million net of income tax) in interest on equity and R$ 110 million in dividends

In 2023, Ultrapar declared dividends of R$ 713 million, which represent a payout of 31% on the net income attributable to shareholders after the legal reserve of 5%, and a dividend yield of 3.7% on the average price of Ultrpar’s shares.

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ANALYSIS OF FINANCIAL PERFORMANCE IN 2023

Economic-operational environment

Macroeconomic indicators [1]	2023	2022	∆ (%)
			2023 vs 2022
GDP	2.9%	3.0%	-0.1pp
Inflation	4.6%	5.8%	-1.2pp
Accumulated Selic rate	13.0%	11.7%	1.3pp
Average exchange rate (R$/US$)	5.00	5.17	-3.3%
Brent crude oil (US$/barrel)	83	100	-17%
¹ Source: Brazilian Central Bank and Bloomberg; for the 2023 GDP, Focus report of 01/05/2024

The year of 2023 was marked by a scenario of high inflation and low growth in the world, in addition to growing geopolitical tensions, with emphasis on the conflict between Israel and Hamas, and Russia and Ukraine. These factors resulted in more restrictive monetary policies, volatility in the capital market and a drop in consumer and business confidence in the global economy.

In Brazil, despite the challenging global scenario, the record trade balance combined with the reduction in unemployment, the fall in the basic interest rate and inflation within the limits of the target defined by the National Monetary Council, contributed to the improvement of the economy's performance and the appreciation of Real. GDP in 2023 should record a growth close to 3%, according to the Focus report of 01/05/2024.

The fuel distribution market (gasoline, ethanol and diesel) recorded a growth of 5% compared to 2022, with an increase of 6% in the Otto cycle and 4% in diesel, according to ANP data. The volume of the Otto cycle was favored by the lower fuel prices, while the volume of diesel followed the better performance of the economy.

In the LPG market, total volume grew by 1% compared to 2022, according to ANP data, due to the increase of 5% in the bulk segment, driven by the country's economic growth, partially offset by the 1% drop in the bottled segment, due to lower market demand.

In 2023, the liquid bulk storage sector at independent terminals recorded a growth of 3% in relation to 2022, according to data from ABTL, mainly due to fuel handling, which grew by 11%. Despite the drop in imports of derivatives throughout the year, Petrobras' lower participation in the national handling favored the independent terminal sector.

Considerations on the financial and operating information

In May and August 2021, the sales agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar’s results as of 2Q22. The sale of Extrafarma was concluded on August 1st, 2022, and its results are shown within discontinued operations until this date. In this report, the financial information of 2022 related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations, unless otherwise indicated.

The financial information presented on this document were extracted from the financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Income Tax and Social Contribution on Net Income) is presented in accordance to Resolution 156, issued by the Brazilian Securities and Exchange Commission (“CVM”) on June 23, 2022.

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Ultragaz

The volume sold by Ultragaz totaled 1,738 kton in 2023, an increase of 2% in relation to 2022, as a result of a 6% growth of sales in the bulk segment, mainly due to higher sales to industries. The volume sold to the bottled segment remained stable.

Net revenues were R$ 10,671 million (-7% vs 2022), due to LPG cost reductions, partially offset by higher sales volume. The cost of goods sold totaled R$ 8,485 million (-10% vs 2022), due to LPG cost reductions, attenuated by higher costs with freight and the positive effect of R$ 333 million in extraordinary tax credits in 2022.

Sales, general and administrative expenses totaled R$ 925 million (+11% vs 2022), due to higher personnel expenses (increase in headcount as a result of the acquisitions, in addition to collective bargaining agreement and variable compensation, in line with the progression of results), freight and higher sales commissions.

The line of results from disposal of assets totaled R$ 13 million in 2023, due to the sale of assets.

Ultragaz registered a record recurring EBITDA of R$ 1,648 million in 2023 (+41% vs 2022), as a result of initiatives to increase efficiency and productivity, higher sales volume with a better mix and inflationary pass-through, despite higher expenses.

Ultracargo

Ultracargo's average installed capacity was 1,009 thousand m³ in 2023 (+6% vs 2022), due to the additions of (i) 90 thousand m³ referring to the 50% stake in Opla as of July, (ii) 12 thousand m³ arising from the acquisition of Ipiranga's Rondonópolis base as of September, and (iii) 10 thousand m³ of expansion of the Vila do Conde terminal as of July. The m³ sold totaled 15,707 thousand m³ (+16% vs 2022), due to the startup of operations in Opla and the higher handling of fuels in Santos, Itaqui and Vila do Conde.

Net revenues totaled R$ 1,016 million (+17% vs 2022), as a result of spot sales, higher m³ sold and higher tariffs.

The cost of services provided totaled R$ 356 million (+4% vs 2022), due to higher costs with personnel (collective bargaining agreement), insurance and maintenance.

Sales, general and administrative expenses totaled R$ 179 million (+22% vs 2022), resulting from higher personnel expenses (mainly variable compensation, in line with the progression of results, and collective bargaining agreement), in addition to advisory and consultancy expenses related to expansion projects.

The share of profit of subsidiaries line totaled R$ 12 million in 2023, mainly as a result of the demobilization of União Vopak.

Ultracargo registered a record EBITDA of R$ 631 million in 2023 (+24% vs 2022), as a result of greater capacity occupancy with profitability gains, spot sales, higher tariffs and productivity and efficiency gains, despite greater expenses.

Ipiranga

Ipiranga's sales volume totaled 23,105 thousand m³ in 2023, stable when compared to 2022, with a growth of 2% in the Otto cycle and a drop of 1% in diesel, influenced by a strategy of lowering sales in the spot market.

Net revenues totaled R$ 114,375 million (-13% vs 2022), due to the pass-throughs of fuel cost reductions, reflecting the drop in international prices. The cost of goods sold was R$ 107,930 million (-15% vs 2022), as a result of reduced fuel costs, partially offset by the higher record of extraordinary tax credits in 2022 (R$ 563 million in 2023 and R$ 638 million in 2022).

Sales, general and administrative expenses totaled R$ 2,814 million (+18% vs 2022), resulting from higher personnel expenses (variable compensation, in line with the progression of results, and collective bargaining agreement), marketing and provisions for contingencies and for doubtful accounts.

The other operating results line recorded a negative R$ 659 million, a worsening of R$ 133 million compared to 2022, mainly due to higher costs with carbon tax credits (R$ 740 million in 2023 and R$ 639 million in 2022) and the lower constitution of extemporaneous tax credits (R$ 20 million in 2023 and R$ 46 million in 2022).

The line of result from disposal of assets totaled R$ 169 million, stable compared to 2022.

Ipiranga's recurring EBITDA totaled R$ 3,603 million in 2023 (+68% vs 2022), due to the normalization of the commercial environment, despite higher expenses.

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Ultrapar

ULTRAPAR
INCOME STATEMENT

In million of Reais	2023	2022	Continuing operations	Discontinued operations	Δ (%) 2023 v 2022

Net revenues from sales and services	126,049	146,902	143,635	3,268	-14%
Cost of products sold and services provided	(116,730)	(138,761)	(136,276)	(2,485)	-16%

Gross profit	9,318	8,141	7,358	782	14%

Operating (expenses) revenues
Selling and marketing	(2,253)	(2,601)	(2,142)	(459)	-13%
General and administrative	(2,018)	(1,715)	(1,534)	(181)	18%

Results from disposal of assets	122	407	169	238	-70%
Other operating income, net	(603)	(506)	(515)	8	-19%

Operating income	4,566	3,725	3,337	389	23%

Financial result
Financial income	881	641	610	31	37%
Financial expenses	(1,880)	(2,058)	(2,079)	22	-9%
Share of profit (loss) of subsidiaries, joint ventures and associates	12	12	12	(0)	0%
Income before income and social contribution taxes	3,579	2,321	1,880	441	54%

Current	(1,396)	(913)	(638)	(275)	53%
Deferred	335	354	296	58	-5%
Net effect of the cessation of depreciation¹	-	78	-	78	n/a
Net income	2,518	1,840	1,538	302	37%
Net income attributable to:
Shareholders of Ultrapar	2,440	1,801	1,499	302	35%
Non-controlling interests in subsidiaries	78	39	39	-	99%
EBITDA	5,724	4,925	4,366	559	16%
Amortization of contractual assets with customers - exclusive rights	607	505	505	-	20%
Result from cash flow hedge from bonds (Oxiteno)	-	48	-	48	n/a
Adjusted EBITDA	6,332	5,478	4,871	607	16%
Adjusted EBITDA from continuing operations	6,332	4,871	4,871	n/a	30%
Ultragaz	1,648	1,505	1,505	n/a	9%
Ultracargo	631	510	510	n/a	24%
Ipiranga	4,354	3,069	3,069	n/a	42%
Holding, abastece aí and other companies	(267)	(216)	(216)	n/a	-24%
Elimination of the sale of the Rondonópolis base	(59)	-	-	n/a	n/a
Post-closing adjustments from the sales of Oxiteno and Extrafarma	24	-	-	n/a	n/a
Eliminations	-	4	4	n/a	n/a
Adjusted EBITDA from discontinued operations	-	607	n/a	607	n/a

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(169)	(169)	(169)	-	0%
(-) Extraordinary tax credits (Ipiranga)	(563)	(638)	(638)	-	-12%
(-) Credits and provisions² (Ipiranga)	(20)	(115)	(115)	-	-83%
(-) Extraordinary tax credits (Ultragaz)	-	(333)	(333)	-	n/a
(+) Elimination of the sale of the Rondonópolis base	59	-	-	-	n/a
(-) Post-closing adjustments from the sales of Oxiteno and Extrafarma	(24)	-	-	-	n/a
(-) Discontinued operations adjustments	-	(236)	-	(236)	n/a

Recurring Adjusted EBITDA	5,615	3,987	3,617	371	41%

Recurring Adjusted EBITDA from continuing operations	5,615	3,617	3,617	n/a	55%
Ultragaz	1,648	1,172	1,172	n/a	41%
Ultracargo	631	510	510	n/a	24%
Ipiranga	3,603	2,147	2,147	n/a	68%
Holding, abastece aí and other companies	(267)	(216)	(216)	n/a	-24%
Eliminations	-	4	4	n/a	n/a

Recurring Adjusted EBITDA from discontinued operations	-	371	n/a	371	n/a

Depreciation and amortization³	1,754	1,693	1,522	171	4%

[1] As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5
[2] Includes, for 2023, R$ 20 million in extemporaneous tax credits in Other operating results and, for 2022, R$ 69 million in credits and provisions in SG&A and R$ 46 million in extemporaneous tax credits in Other operating results
[3] Includes amortization with contractual assets with customers – exclusive rights

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Ultrapar recorded net revenues of R$ 126,049 million (-14% vs 2022), reflecting mainly the lower revenues of Ipiranga and Ultragaz, as well as the divestments of Oxiteno and Extrafarma and subsequent deconsolidations from the result in April and August 2022, respectively. The cost of goods sold and services provided was R$ 116,730 million (-16% vs 2022), due to the cost reductions at Ipiranga and Ultragaz and the deconsolidation of Oxiteno and Extrafarma from the result.

Gross profit totaled R$ 9,318 million (+14% vs 2022), mainly due to the increase in gross profit of the three main businesses, particularly the improvement of margins at Ipiranga.

Sales, general and administrative expenses totaled R$ 4,271 million (-1% vs 2022), as a result of the deconsolidation of Oxiteno and Extrafarma from the result, attenuated by the impact of inflation in 2023, in addition to specific effects on each of the businesses.

The line of other operating results recorded R$ 603 million negative, a decrease of R$ 96 million compared to 2022, due to higher costs with carbon tax credits and the lower constitution of extemporaneous tax credits, both at Ipiranga.

The line of results from disposal of assets totaled R$ 122 million (-70% vs 2022), mainly due to the capital gain from the sale of Oxiteno of R$ 289 million in 2022.

Ultrapar's recurring EBITDA totaled R$ 5,615 million (+41% vs 2022), due to the higher EBITDA of the three main businesses.

Total costs and expenses with depreciation and amortization¹ were R$ 1,754 million (+4% vs 2022), due to higher investments made in the last twelve months and higher amortization of contractual assets at Ipiranga, partially offset by the divestments of Oxiteno and Extrafarma.

¹ Includes amortization of contractual assets with customers – exclusive rights

Ultrapar had net financial expenses of R$ 999 million (-32% vs 2022), mainly reflecting the lower net debt and the positive one-off result of R$ 131 million from mark-to-market of hedges in 2023 compared to the negative one-off result of R$ 384 million in 2022.

Ultrapar’s net income totaled R$ 2,518 million in 2023 (+37% vs 2022), mainly due to higher results of the three main businesses and lower net financial expenses.

Results from the Holding, abastece aí and other companies

Ultrapar recorded a negative result of R$ 267 million in 2023 (vs R$ 216 million negative in 2022), comprised of (i) R$ 209 million of negative EBITDA from the Holding, (ii) R$ 57 million of negative EBITDA from abastece aí and (iii) zero EBITDA from the other companies.

Indebtedness

Ultrapar ended 2023 with a net debt of R$ 6,121 million (1.1x Adjusted LTM EBITDA²) compared to R$ 6,689 million on December 31, 2022 (1.7x Adjusted LTM EBITDA²). The reduction in the net debt is mainly due to greater operating cash generation, despite the R$ 1.6 billion decrease in draft discount balance in the period. The financial leverage reduction reflects the higher EBITDA and the reduction of the net debt. It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales of (i) Oxiteno (US$ 150 million to be received in April 2024) and (ii) Extrafarma (R$ 183 million, monetarily adjusted by CDI + 0.5% p.a. since August 2022, to be received in August 2024).

² Adjusted LTM EBITDA does not include capital gains and closing adjustments from the sales of Oxiteno and Extrafarma, and extraordinary tax credits related to the 192 Complementary Law; furthermore, it does not include the LTM result from Oxiteno and Extrafarma since the closing of the sales

137

2023 MANAGEMENT REPORT
Investments

In 2023, Ultrapar's investments, net of divestments and receipts, totaled R$ 1.9 billion, a 6% increase compared to the amount invested in 2022, due to higher investments across all businesses.

Ultragaz invested R$ 412 million, directed mainly towards equipment installed in new customers in the bulk segment, acquisition and replacement of bottles, maintenance of existing operations and information technology.

At Ultracargo R$ 332 million were invested, directed towards the acquisition of the Rondonópolis base from Ipiranga, projects for higher efficiency, maintenance and operational safety of the terminals and the payment of the grant of Vila do Conde terminal.

At Ipiranga, R$ 1,143 million were invested, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Of the total investments, R$ 411 million refer to addition to fixed and intangible assets and R$ 768 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$ 36 million of installments from the financing granted to customers, net of releases.

Relationship with independent auditors

The Company has a policy for hiring the services to be provided by independent auditors guaranteeing that there is no conflict of interests, loss of independence or objectivity in the auditing services of the financial statements.

Pursuant to CVM Resolution 162/22, we inform that during the fiscal year of 2023, we contracted our independent auditors to execute different works from those related to the auditing of the financial statements, representing 2% of the global compensation in fees for the external audit services. Services provided relate to the revision of the Tax Accounting Bookkeeping, totaling R$ 108 thousand. The period for providing these services was less than one year.

Our independent auditors declared to the Management of the Company that the services provided did not affect the independence and objectivity necessary to perform the audit services of the financial statements.

Deloitte started its external audit services for Ultrapar in 2022.

138

 4Q23Earning release

São Paulo, February 28, 2024 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy, mobility and logistics infrastructure through Ultragaz, Ipiranga and Ultracargo, today announces its results for the fourth quarter of 2023.

4Q23	Net revenues	Adjusted EBITDA	Recurring Adjusted EBITDA¹	Net income
	R$ 33 billion	R$ 2.3 billion	R$ 1.7 billion	R$ 1.1 billion

2023	Adjusted EBITDA	Recurring Adjusted EBITDA¹	Net income	Cash generation from operations
	R$ 6.3 billion	R$ 5.6 billion	R$ 2.5 billion	R$ 3.8 billion

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 3

Highlights

  Strong operating results of all the main businesses of Ultrapar.
  Approval of an additional distribution of R$ 440 million in dividends, equivalent to R$ 0.40 per share, in complement to the payment of dividends in August 2023 of R$ 274 million, totaling R$ 713 million (R$ 0.65/share and dividend yield of 3.7%).
  Reduction of the financial leverage to 1.1x, the lowest level of the last 15 years, reflecting the portfolio rationalization and the EBITDA growth from continuing operations with cash generation and, consequently, reduction in the net debt.
  Upgrade of Ultrapar's rating to investment grade, on a BBB- global scale, with a stable outlook, by S&P Global Ratings.
  Ultrapar's entry into the ISE B3 portfolio, which brings together companies that have the best practices in corporate governance and sustainability.
  Extraordinary tax credits of R$ 563 million at Ipiranga.
  Disclosure of the organic investment plan for 2024 of R$ 2.7 billion, directed mainly to the expansion of Ipiranga, Ultragaz and Ultracargo, and to the sustaining and safety of the operating units.

139

4th QUARTER OF 2023
Message from the Management

2023 was another year of important progress for Ultrapar. Despite the volatility and uncertainties, our three main businesses, Ipiranga, Ultragaz and Ultracargo, reached record results, with a highlight to the continued growth of Ultragaz and Ultracargo and the significant profitability recovery of Ipiranga, through the refinement of pricing, higher engagement with the resellers network, progress on supply, logistics and trading and debugging of service stations with low potential.

The strong operational cash flow allowed the Company to achieve the lowest financial leverage in the last 15 years and regain its investment grade rating from the Standard & Poors’ credit rating agency.

We invested R$ 1.9 billion in expansion and maintenance of our businesses. We concluded the acquisitions of Stella and NEOgás, which marked Ultragaz's entry into the renewable electricity and compressed natural gas segments, expanding the options for providing energy solutions and leveraging its capillarity, commercial strength, and brand. We also concluded the acquisitions of a 50% stake in Opla, an ethanol terminal located in Paulínia (state of São Paulo), and of a Ipiranga's base in Rondonópolis (state of Mato Grosso). Moreover, we announced the construction of the first liquid bulk terminal in Tocantins, marking Ultracargo’s inland expansion and positioning the company as an integrated logistics solutions provider.

Continuing with our transformation agenda, in April, we underwent an important renewal of the Board of Directors for the term of 2023 to 2025, combining members who were already part of the Management, preserving the knowledge of the businesses and of Ultrapar, with new members who brought relevant and complementary experiences to build the Company’s future.

At the same time, we made progress in our ESG journey, making public commitments to the 2030 goals, an intrinsic part of the Company's strategic planning.

We ended 2023 with net revenues of R$ 126 billion and recurring EBITDA of R$ 5.6 billion, 41% higher than in 2022, due to the record results of our three main businesses, even after the deconsolidation of Oxiteno and Extrafarma. The Company's net income was R$ 2.5 billion, a record level, of which R$ 713 million will be distributed as dividends to shareholders.

As previously highlighted, the reduction of our financial leverage, which went from 1.7x in December 2022 to 1.1x in December 2023, turns the Company even more capable of seeking investment opportunities with good returns and aligned with the strategic planning. We emphasize that there are receivables related to the divestments totaling approximately R$ 0.9 billion which are not considered in this calculation.

We also announced our investment plan for 2024, which totals R$ 2.7 billion and exceeds the amount invested in 2023 by 37%, with around 55% allocated to expansion projects at Ipiranga, Ultragaz and Ultracargo, in addition to the maintenance and safety of the operational units.

We thank our customers, suppliers, shareholders and other stakeholders for the trust and partnership to the continuous evolution of the Company. In particular, we thank all our employees for their dedication, commitment and achievements throughout the year.

Jorge M. T. Camargo	Marcos Marinho Lutz
Chairman of the Board of Directors	Chief Executive Officer

140

4th QUARTER OF 2023

Considerations on the financial and operational information

In May and August 2021, the sales agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar’s results as of 2Q22. The sale of Extrafarma was concluded on August 1st, 2022, and its results are shown within discontinued operations until this date. In this report, the financial information of 2022 related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations, unless otherwise indicated.

The financial information presented on this document were extracted from the financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Income Tax and Social Contribution on Net Income) is presented in accordance to Resolution 156, issued by the Brazilian Securities and Exchange Commission (“CVM”) on June 23, 2022. The calculation of EBITDA based on net income is shown below:

	Quarter			Accumulated

R$ million	4Q23	4Q22	3Q23	2023	2022

Net income	1,114.0	836.4	891.2	2,517.8	1,840.1
(+) Income and social contribution taxes	523.1	339.8	386.3	1,060.9	559.0
(+) Net financial (income) expenses	170.2	221.0	300.6	999.1	1,416.7
(+) Depreciation and amortization	318.4	263.9	279.5	1,146.3	1,188.1
(+) Net effect of cessation of depreciation	-	-	-	-	(78.5)

EBITDA	2,125.7	1,661.0	1,857.6	5,724.1	4,925.4

Accounting adjustments
(+) Amortization of contractual assets with customers - exclusive rights	161.6	171.6	143.4	607.4	504.9
(+) Cash flow hedge from bonds (Oxiteno)	-	-	-	-	48.1

Adjusted EBITDA	2,287.3	1,832.6	2,001.0	6,331.5	5,478.4

Adjusted EBITDA from continuing operations	2,287.3	1,844.2	2,001.0	6,331.5	4,871.4
Ultragaz	406.4	698.8	452.7	1,648.3	1,505.4
Ultracargo	155.1	129.8	172.5	631.0	509.6
Ipiranga	1,766.7	1,076.5	1,513.1	4,354.5	3,068.7
Holding, abastece aí and other companies	(65.0)	(60.9)	(78.3)	(267.3)	(216.3)
Elimination of the sale of the Rondonópolis base	-	-	(59.1)	(59.1)	-
Post-closing adjustments from the sales of Oxiteno and Extrafarma	24.2	-	-	24.2	-
Eliminations	-	-	-	-	3.9

Adjusted EBITDA from discontinued operations	-	(11.6)	-	-	607.0

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(14.2)	(40.5)	(68.4)	(169.3)	(168.7)
(-) Extraordinary tax credits (Ipiranga)	(563.0)	(638.0)	-	(563.0)	(638.0)
(-) Credits and provisions¹ (Ipiranga)	(19.5)	(82.0)	-	(19.5)	(114.8)
(-) Extraordinary tax credits (Ultragaz)	-	(333.4)	-	-	(333.4)
(+) Elimination of the sale of the Rondonópolis base	-	-	59.1	59.1	-
(-) Post-closing adjustments from the sales of Oxiteno and Extrafarma	(24.2)	-	-	(24.2)	-
(-) Adjustments from discontinued operations	-	11.6	-	-	(236.4)

Recurring Adjusted EBITDA	1,666.4	750.3	1,991.7	5,614.6	3,987.2

Recurring Adjusted EBITDA from continuing operations	1,666.4	750.3	1,991.7	5,614.6	3,616.6
Ultragaz	406.4	365.5	452.7	1,648.3	1,172.0
Ultracargo	155.1	129.8	172.5	631.0	509.6
Ipiranga	1,170.0	315.9	1,444.7	3,602.7	2,147.3
Holding, abastece aí and other companies	(65.0)	(60.9)	(78.3)	(267.3)	(216.3)
Eliminations	-	-	-	-	3.9

Recurring Adjusted EBITDA from discontinued operations	-	-	-	-	370.7

¹ Includes R$ 69 million of credits and provisions in SG&A in 4Q22 and in 2022, and extemporaneous tax credits of R$ 13 million in 4Q22 and of R$ 46 million in 2022 in the Other operating results line

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4th QUARTER OF 2023
Ultrapar

Amounts in R$ million	4Q23	4Q22	3Q23	Δ	Δ	2023	2022	Δ
				4Q23 v 4Q22	4Q23 v 3Q23			2023 v 2022
Net revenues	33,421	35,957	32,484	(7%)	3%	126,049	146,902	(14%)
Adjusted EBITDA	2,287	1,833	2,001	25%	14%	6,332	5,478	16%
Recurring Adjusted EBITDA [1]	1,666	750	1,992	122%	(16%)	5,615	3,987	41%
Recurring Adjusted EBITDA - Continuing operations	1,666	750	1,992	122%	(16%)	5,615	3,617	55%
Recurring Adjusted EBITDA - Discontinued operations	-	-	-	n/a	n/a	-	371	n/a
Depreciation and amortization [2]	480	435	423	10%	14%	1,754	1,693	4%
Financial result [3]	(170)	(221)	(301)	(23%)	(43%)	(999)	(1,465)	(32%)
Net income	1,114	836	891	33%	25%	2,518	1,840	37%
Investments	820	521	380	57%	116%	1,949	1,840	6%
Cash flow from operations	1,761	1,519	1,901	16%	(7%)	3,850	2,005	92%

¹ Non-recurring items described in the EBITDA calculation table – page 3

² Includes amortization of contractual assets with customers – exclusive rights

³ Includes the result of the cash flow hedge from bonds until 1Q22

Net revenues – Total of R$ 33,421 million (-7% vs 4Q22), due to lower revenues at Ipiranga and Ultragaz, partially offset by higher revenues at Ultracargo. Compared to 3Q23, net revenues increased 3%, due to higher revenues at Ipiranga, partially offset by lower revenues at Ultragaz. In 2023, net revenues totaled R$ 126,049 million, a 14% reduction compared to 2022.

Recurring Adjusted EBITDA – Continuing operations – Total of R$ 1,666 million (+122% vs 4Q22), due to the higher EBITDA of the three main businesses, mainly Ipiranga. Compared to 3Q23, recurring Adjusted EBITDA from continuing operations recorded a decrease of 16%, mainly due to lower EBITDA at Ipiranga, Ultragaz and Ultracargo. In 2023, recurring Adjusted EBITDA totaled R$ 5,615 million, 55% higher than in 2022.

Results from the Holding, abastece aí and other companies – Ultrapar recorded a negative result of R$ 65 million from the Holding, abastece aí and other companies, comprised of (i) R$ 53 million of negative EBITDA from the Holding, (ii) R$ 14 million of negative EBITDA from abastece aí and (iii) R$ 2 million of positive EBITDA from other companies. In 2023, the negative result was of R$ 267 million (vs R$ 216 million negative in 2022), comprised of (i) R$ 209 million of negative EBITDA from the Holding, (ii) R$ 57 million of negative EBITDA from abastece aí and (iii) zero EBITDA from other companies.

Depreciation and amortization – Total of R$ 480 million (+10% vs 4Q22), due to higher investments made over the last 12 months and the one-off adjustment of R$ 48 million related to a change in the contractual assets' methodology. Compared to 3Q23, total costs and expenses with depreciation and amortization increased 14%, mainly due to higher amortization of contractual assets at Ipiranga, arising from the one-off adjustment mentioned before. In 2023, total costs and expenses with depreciation and amortization amounted to R$ 1,754 million, 4% higher than in 2022.

Financial result – Ultrapar reported net financial expenses of R$ 170 million in 4Q23, an improvement of R$ 51 million compared to 4Q22, mainly reflecting the lower average net debt balance and the lower CDI. Compared to 3Q23, when net financial expenses amounted to R$ 301 million, the difference is explained by the better one-off mark-to-market result of hedges, by the lower average net debt balance and by the lower CDI. In 2023, Ultrapar reported net financial expenses of R$ 999 million, R$ 466 million lower than in 2022.

Net income – Total of R$ 1,114 million (+33% vs 4Q22), as a result of higher recurring EBITDA from the three main businesses and lower net financial expenses, despite the lower effect of extraordinary tax credits and higher costs and expenses with depreciation and amortization. Compared to 3Q23, net income increased by 25%, mainly due to the effect of extraordinary tax credits at Ipiranga and lower net financial expenses, partially offset by lower recurring EBITDA and higher costs and expenses with depreciation and amortization. In 2023, net income totaled R$ 2,518 million, an increase of 37% compared to 2022.

Cash flow from operations – Generation of R$ 3.8 billion in 2023, compared to a generation of R$ 2.0 billion in 2022, due to higher EBITDA and lower investment in working capital, resulting from the reduction in fuel prices, partially offset by the reduction of R$ 1.6 billion in the draft discount balance in the period.

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4th QUARTER OF 2023
Ultragaz

	4Q23	4Q22	3Q23	Δ	Δ	2023	2022	Δ
				4Q23 v 4Q22	4Q23 v 3Q23			2023 v 2022
Total volume (000 tons)	423	431	456	(2%)	(7%)	1,738	1,706	2%
Bottled	275	288	292	(5%)	(6%)	1,122	1,127	0%
Bulk	148	144	164	3%	(10%)	616	579	6%
Adjusted EBITDA (R$ million)	406	699	453	(42%)	(10%)	1,648	1,505	9%
Non-recurring¹	-	333	-	n/a	-	-	333	n/a
Recurring Adjusted EBITDA (R$ million)	406	365	453	11%	(10%)	1,648	1,172	41%
Recurring Adjusted EBITDA margin (R$/ton)	960	847	992	13%	(3%)	948	687	38%
 ¹ Non-recurring items described in the EBITDA calculation table – page 3

Operational performance – The volume sold by Ultragaz in 4Q23 decreased 2% compared to 4Q22, as a result of the 5% reduction in the bottled segment, due to lower market demand, partially offset by the increase of 3% in the bulk segment, due to higher sales for industries. Compared to 3Q23, the volume sold was 7% lower, reflecting the typical seasonality between periods. In 2023, Ultragaz's sales volume totaled 1,738 thousand tons, a 2% increase in relation to 2022.

Net revenues – Total of R$ 2,555 million (-10% vs 4Q22), mainly due to the pass-through of LPG cost reductions and lower sales volume. Compared to 3Q23, there was a 5% decrease, mainly due to lower sales volume. In 2023, net revenues totaled R$ 10,671 million, a 7% reduction in relation to 2022.

Cost of goods sold – Total of R$ 2,021 million (+3% vs 4Q22), due to higher costs with freight, one-off legal proceedings and higher depreciation costs, despite lower sales volume. Compared to 3Q23, the cost of goods sold decreased by 4%, as a result of LPG cost reductions, attenuated by higher personnel costs (collective bargaining agreement) and legal proceedings. In 2023, cost of goods sold amounted to R$ 8,485 million, 10% lower than in 2022.

Sales, general and administrative expenses – Total of R$ 234 million (-3% vs 4Q22), due to lower personnel expenses and expansion and productivity projects. Compared to 3Q23, sales, general and administrative expenses decreased 2%, resulting from lower personnel and sales commission expenses, in line with lower sales volume. In 2023, SG&A totaled R$ 925 million, a 11% increase in relation to 2022.

Results from disposal of assets – Total of R$ 3 million in 4Q23, due to higher sales of operating assets.

Recurring Adjusted EBITDA – Total of R$ 406 million (+11% vs 4Q22), due to initiatives to increase efficiency and productivity, better sales mix, inflation pass-through and lower expenses, partially offset by lower sales volume. Compared to 3Q23, the reduction was of 10%, mainly caused by lower sales volume. In 2023, recurring Adjusted EBITDA totaled R$ 1,648 million, 41% higher than in 2022.

143

4th QUARTER OF 2023
Ultracargo

	4Q23	4Q22	3Q23	Δ	Δ	2023	2022	Δ
				4Q23 v 4Q22	4Q23 v 3Q23			2023 v 2022
Installed capacity¹ (000 m³)	1,067	955	1,059	12%	1%	1,009	955	6%
m³ sold (000 m³)	4,276	3,513	4,342	22%	(2%)	15,707	13,589	16%
Adjusted EBITDA (R$ million)	155	130	173	19%	(10%)	631	510	24%
Adjusted EBITDA margin (%)	60%	57%	65%	3 p.p.	(5) p.p.	62%	59%	3 p.p.

1 Monthly average

Operational performance – Ultracargo’s average installed capacity grew by 12% and 1% compared to 4Q22 and 3Q23, respectively, due to the additions of (i) 90 thousand m³ referring to the 50% stake in Opla as of July, (ii) 12 thousand m³ from the acquisition of the Rondonópolis base from Ipiranga as of September, and (iii) 10 thousand m³ relating to the expansion of the Vila do Conde terminal as of July. The m³ sold increased 22% compared to 4Q22, due to increased handling of fuels in Santos, Vila do Conde, and Itaqui and the startup of operations in Opla and Rondonópolis. Compared to 3Q23, the m³ sold decreased 2%, due to lower handling of fuels in Itaqui and Santos, partially offset by higher handling in Vila do Conde and Rondonópolis. In 2023, the m³ sold totaled 15,707 thousand m³, 16% higher than in 2022.

Net revenues – Total of R$ 257 million (+13% vs 4Q22), due to higher m³ sold and spot sales. Compared to 3Q23, net revenues fell by 3%, mainly due to lower spot sales. In 2023, net revenues amounted to R$ 1,016 million, 17% higher than in 2022.

Cost of services provided – Total of R$ 92 million (+5% vs 4Q22), due to higher depreciation costs reflecting the capacity increase. Compared to 3Q23, there was an increase of 10%, mainly due to higher costs with personnel and maintenance. In 2023, cost of services provided totaled R$ 356 million, a 4% growth in relation to 2022.

Sales, general and administrative expenses – Total of R$ 47 million (+9% vs 4Q22), mainly due to higher personnel expenses (mainly variable compensation, aligned with the progression of results, and collective bargaining agreement). Compared to 3Q23, sales, general and administrative expenses increased 3%, due to higher expenses with personnel and advisory and consultancy expenses related to expansion projects. In 2023, SG&A totaled R$ 179 million, 22% higher than in 2022.

Adjusted EBITDA – Total of R$ 155 million (+19% vs 4T22), reflecting higher capacity occupancy with profitability gains, spot sales, and productivity and efficiency gains, despite higher expenses. Compared to 3Q23, there was a decrease of 10%, due to lower spot sales, in addition to higher costs and expenses. In 2023, Adjusted EBITDA amounted to R$ 631 million, 24% higher than in 2022.

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4th QUARTER OF 2023
Ipiranga

	4Q23	4Q22	3Q23	Δ	Δ	2023	2022	Δ
				4Q23 v 4Q22	4Q23 v 3Q23			2023 v 2022
Total volume (000 m³)	6,099	6,046	5,915	1%	3%	23,105	23,070	0%
Diesel	3,162	3,121	3,215	1%	(2%)	12,093	12,215	(1%)
Otto cycle	2,851	2,831	2,607	1%	9%	10,656	10,441	2%
Others¹	86	93	93	(8%)	(7%)	356	414	(14%)
Adjusted EBITDA (R$ million)	1,767	1,076	1,513	64%	17%	4,354	3,069	42%
Adjusted EBITDA margin (R$/m³)	290	178	256	63%	13%	188	133	42%
Non-recurring²	597	761	68	(22%)	n/a	752	921	(18%)
Recurring Adjusted EBITDA (R$ million)	1,170	316	1,445	270%	(19%)	3,603	2,147	68%
Recurring Adjusted EBITDA margin (R$/m³)	192	52	244	267%	(21%)	156	93	68%

 ¹ Fuel oils, arla 32, kerosene, lubricants and greases

² Non-recurring items described in the EBITDA calculation table – page 3

Operational performance – Ipiranga’s sales volume increased 1% compared to 4Q22, with a 1% increase in diesel and in the Otto cycle. Compared to 3Q23, volume grew 3%, with a 9% increase in the Otto cycle, partially offset by 2% decrease in diesel. In 2023, Ipiranga's sales volume totaled 23,105 thousand m³, stable in relation to 2022.

Net revenues – Total of R$ 30,573 million (-7% vs 4Q22), mainly due to the pass-through of fuel cost reductions, partially offset by higher sales volume. Compared to 3Q23, net revenues increased 4%, in line with the higher sales volume. In 2023, net revenues totaled R$ 114,375 million, a 13% reduction in relation to 2022.

Cost of goods sold – Total of R$ 28,214 million (-11% vs 4Q22), mainly due to lower fuel costs, partially offset by higher sales volume and lower extraordinary tax credits recorded (R$ 563 million in 4Q23 and R$ 638 million in 4Q22). Compared to 3Q23, there was a 3% increase, due to higher sales volume, partially offset by the positive effect of extraordinary tax credits in the amount of R$ 563 million recorded in 4Q23. In 2023, cost of goods sold totaled R$ 107,930 million, a 15% reduction in relation to 2022.

Sales, general and administrative expenses – Total of R$ 806 million (+36 vs 4Q22), due to higher personnel expenses (mainly variable compensation, aligned with the progression of results, and collective bargaining agreement), one-off expenses related to the conclusion of the debugging process of the legacy network, marketing expenses and the positive one-off effect of credits and provisions of R$ 69 million in 4Q22. Compared to 3Q23, sales, general and administrative expenses increased by 8%, due to higher personnel and marketing expenses, attenuated by lower expenses with contingency provisions. In 2023, SG&A totaled R$ 2,814 million, a 18% growth in relation to 2022.

Other operating results – Total of negative R$ 131 million, a worsening of R$ 22 million compared to 4Q22, due to higher costs with carbon tax credits, partially offset by the higher constitution of extemporaneous tax credits (R$ 20 million in 4Q23 and R$ 13 million in 4Q22). Compared to 3Q23, there was an improvement of R$ 47 million, due to lower costs with carbon tax credits and the constitution of extemporaneous tax credits in 4Q23.

Results from disposal of assets – Total of R$ 14 million (-65% vs 4Q22), due to lower sales of real estate assets. Compared to 3Q23, there was a 79% reduction, arising mainly from the capital gain related to the sale of the Rondonópolis base to Ultracargo in 3Q23.

Recurring Adjusted EBITDA – Total of R$ 1,170 million (+270% vs 4Q22), despite higher expenses, as a result of better margins, resulting from the normalization of the commercial environment in 4Q23 compared to a greater supply of products in the market and inventory losses in 4Q22. Compared to 3Q23, there was a 19% decrease, due to lower margins (inventory gain in 3Q23) and higher expenses. In 2023, Ipiranga’s recurring Adjusted EBITDA totaled R$ 3,603 million, a 68% growth in relation to 2022.

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4th QUARTER OF 2023
Indebtedness (R$ million)

Ultrapar consolidated	4Q23	4Q22	3Q23
Cash and cash equivalents	7,171	6,585	6,828
Gross debt	(11,768)	(11,750)	(12,378)
Leases payable	(1,524)	(1,524)	(1,532)
Net debt	(6,121)	(6,689)	(7,082)
Net debt/Adjusted LTM EBITDA¹	1.1x	1.7x	1.4x
Trade payables – reverse factoring (draft discount)	(1,039)	(2,667)	(1,175)
Financial liabilities of customers (vendor)	(309)	(451)	(354)
Receivables from divestments (Oxiteno and Extrafarma)	924	1,097	932
Net debt + draft discount + vendor + receivables	(6,545)	(8,710)	(7,679)
Average cost of gross debt	108% DI	105% DI	106% DI
	DI + 0.9%	DI + 0.6%	DI + 0.8%
Average cash yield (% DI)	99%	93%	99%
Average gross debt duration (years)	3.8	4.1	3.9

¹ Adjusted LTM EBITDA does not include the capital gain and closing adjustments from the sales of Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include the LTM result from Oxiteno and Extrafarma since the closing of the sales

Ultrapar ended 4Q23 with a net debt of R$ 6.1 billion (1.1x Adjusted LTM EBITDA), compared to R$ 7.1 billion on September 30, 2023 (1.4x Adjusted LTM EBITDA). The reduction in the net debt compared to the position at the end of 3Q23 is mainly due to operating cash generation, even with the concentration of investments in 4Q23 and the reduction of R$ 0.1 billion of the draft discount balance in the period. The decrease in financial leverage reflects the higher LTM EBITDA and the reduction in net debt.

It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024), and (ii) of Extrafarma (R$ 183 million, monetarily adjusted by CDI + 0.5% p.a. since August 2022, to be received in August 2024).

Maturity profile and debt breakdown:

146

4th QUARTER OF 2023
Investments

R$ million	2023 (Plan)	2023 (Real)	2024 (Plan)

Expansion	1,005	1,039	1,528
Ipiranga	585	640	582
Ultragaz	190	164	311
Ultracargo	204	210	635
Others	26	24	-

Maintenance and others	1,177	911	1,150
Ipiranga	791	503	764
Ultragaz	238	247	186
Ultracargo	113	121	169
Others	35	39	32

Total	2,182	1,949	2,678
Ipiranga¹	1,376	1,143	1,345
Ultragaz	428	412	497
Ultracargo	317	332	804
Others¹	61	63	32

¹ Investments at abastece aí of R$ 43 million in 2023 (Plan) and of R$ 33 million in 2023 (Real) are consolidated in

Others, while R$ 41 million in 2024 (Plan) is consolidated within Ipiranga

In 2023, Ultrapar's investments, net of divestments and receipts, totaled R$ 1.9 billion.

Ultragaz invested R$ 412 million, directed mainly towards equipment installed in new customers in the bulk segment, acquisition and replacement of bottles, the maintenance of existing operations and information technology.

At Ultracargo, R$ 332 million were invested, allocated mainly to the acquisition of the Rondonópolis base from Ipiranga, projects for higher efficiency, maintenance and operational safety of the terminals, and the payment of the grant of Vila do Conde terminal.

At Ipiranga, R$ 1,143 million were invested, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 411 million refer to additions to fixed and intangible assets and R$ 768 million to contractual assets with customers (exclusive rights). These amounts were attenuated by the receipt of R$ 36 million of installments from the financing granted to customers, net of releases. In relation to the plan for the year, Ipiranga directed more investments to the expansion of its network and logistics infrastructure, which were mainly offset by greater divestments.

For 2024, the investment plan, net of divestments, totals R$ 2.7 billion.

The approved limit for investments in expansion is 47% higher than in 2023, mainly in greater capital allocation to Ultragaz and Ultracargo.

Investments in expansion of Ipiranga will be mainly directed to branding service stations and expanding logistics infrastructure.

At Ultragaz, investments in expansion are focused on continuously capturing new customers in the bulk segment, on revitalizing and opening points of sale, on projects aimed at optimizing operations and on expanding into new energy solutions.

Ultracargo's investments will be mainly focused on the construction of the railway branch at Opla, on increasing the installed capacity of the Itaqui, Santos and Rondonópolis terminals, on building the Palmeirante terminal and on paying the grant of Vila do Conde terminal.

The portion of investments focused on maintenance will be directed to the sustaining of the operating units, and mainly includes investments in assets’ maintenance, insurance and renewal of service stations and points of sale, operational safety and information technology (with a focus on Ipiranga’s systems).

147

4th QUARTER OF 2023
Updates on ESG themes

Ultrapar maintained the B score on the 2023 CDP Climate Change questionnaire. In December, Ultrapar received the Best Companies to Work For certification, after carrying out a climate survey at the Holding, in partnership with the Great Place to Work (GPTW). Furthermore, since January 2024, the Company became part of the ISE B3 (Corporate Sustainability Index) portfolio, which highlights, among the listed companies, those that adopt the best sustainability and corporate governance practices.

In October, Ultrapar ended the second edition of the Social Acceleration Program, which had the participation of more than 100 volunteers and support to 18 NGOs in their management challenges, maximizing their social impact. In November, visits were made by around 500 students from two schools in São Paulo to the Portuguese Language Museum and to the Catavento Museum, which are partner institutions of Ultrapar through the culture incentive law.

In 2023, the Ultra Institute, in partnership with the Entrepreneur Women Network Institute, carried out the Women's Empowerment Program, training approximately 3 thousand women in vulnerable situation in topics related to entrepreneurship such as management, finance, sales and digital marketing. The program was recognized by the GRI Infra Awards in October, which highlights initiatives by companies in the infrastructure sector, and was ranked first in the Gender Equality category.

In October, Ipiranga, Ultragaz and Ultracargo received the gold seal from the Brazilian GHG Protocol Program, which recognizes companies for disclosing their audited greenhouse gas emission inventories.

Ultragaz launched, in October, the external channel Ultragaz open innovation, which seeks to foster the connection between startups and the company, identifying opportunities for developing solutions and implementing new technologies. In support of communities affected by heavy rains in the south region of Brazil, Ultragaz donated 3 tons of LPG for solidarity kitchens that provided the cooking of approximately 100 thousand lunch boxes delivered to families in vulnerable situations. In November, Ultragaz participated in the panel Just Energy Transition, at the LPG Week 2023, in Rome, Italy. In December, Ultragaz received the Reclame Aqui Award, as winner in the gas distributor category, and the Respeito 2023 recognition, at the Companies that Respect the Consumer the Most event, in the gas distribution category.

In November, Ultracargo established new waste disposal methods in Suape (state of Pernambuco), making the terminal a Zero Landfill site, along with the Vila do Conde terminal (state of Pará). Ultracargo also launched the affirmative talent pool for women and the internship program of 2024 exclusively for hiring women, and completed the Operational Training Program for 30 women in the terminals of Santos (state of São Paulo), Suape (state of Pernambuco) and Itaqui (state of Maranhão). In December, in partnership with the Alicerce Institute, Ultracargo expanded the after-school tutoring program which served children and young people from the communities surrounding the Santos terminal to the Aratu (state of Bahia), Suape (state of Pernambuco), Itaqui (state of Maranhão) and Vila do Conde (state of Pará) terminals.

In October, Ipiranga became the first company to sell R5 diesel additive in Brazil. In addition to the higher yield potential than conventional fuel, Ipimax Diesel R5 generates lower carbon emissions. Aimed at B2B customers, this new product contains 5% green diesel of plant-based origin and is already available in the south region of the country. In November, for the second consecutive year, Ipiranga sponsored the Women's Gaúcho Championship, reinforcing the diversity and inclusion agenda and promoting the exchange of experiences between the athletes and female employees from Ipiranga’s service stations and operational bases. In December, the Health on the Road program reached the mark of 700 thousand services since its launch in 2007, covering 22 states in Brazil. The program offers basic health care and well-being services to truck drivers and communities surrounding service stations. At the end of 2023, the Gente Ipiranga Gera Gentileza Volunteer Program has ended, with 13 actions focused on education for children and young people around the operational bases, carried out by around 500 volunteers, with more than 2 thousand hours of dedication.

148

4th QUARTER OF 2023
Capital markets

Ultrapar's combined average daily financial volume on B3 and NYSE totaled R$ 184 million/day in 4Q23 (+52% vs 4Q22). Ultrapar's shares ended the quarter quoted at R$ 26.51 on B3, an appreciation of 41% in the quarter, while the Ibovespa index rose by 15%. In NYSE, Ultrapar's shares appreciated 48% in the quarter, while the Dow Jones stock index appreciated 12%. Ultrapar ended 4Q23 with a market cap of R$ 30 billion.

Capital markets	4Q23	4Q22	3Q23	2023	2022
Final number of shares (000)	1,115,212	1,115,173	1,115,212	1,115,212	1,115,173
Market capitalization¹ (R$ million)	29,564	14,062	20,910	29,564	14,062
B3
Average daily trading volume (000 shares)	6,592	7,727	4,879	6,637	6,987
Average daily financial volume (R$ 000)	151,512	100,925	91,984	116,473	93,309
Average share price (R$/share)	22.99	13.06	18.85	17.55	13.35
NYSE
Quantity of ADRs² (000 ADRs)	52,197	58,896	54,721	52,197	58,896
Average daily trading volume (000 ADRs)	1,400	1,494	1,372	1,430	1,346
Average daily financial volume (US$ 000)	6,486	3,731	5,221	5,058	3,485
Average share price (US$/ADRs)	4.63	2.50	3.81	3.54	2.59
Total
Average daily trading volume (000 shares)	7,992	9,222	6,251	8,067	8,333
Average daily financial volume (R$ 000)	183,591	120,549	117,552	141,661	111,277

   ¹ Calculated on the closing share price for the period

   ² 1 ADR = 1 common share

UGPA3 x Ibovespa performance – 2023

(Dec 29, 2022 = 100)

149

4th QUARTER OF 2023
4Q23 Conference call

Ultrapar will host a conference call for analysts and investors on February 29, 2024, to comment on the Company’s performance in the fourth quarter of 2023 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11h00 (BRT) / 09h00 (EST)

Access link via webcast

Participants in Brazil: click here

International participants: click here

150

4th QUARTER OF 2023

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 23	DEC 22	SEP 23

ASSETS

Cash and cash equivalents	5,925.7	5,621.8	6,037.1
Financial investments and derivative financial instruments	292.9	520.4	209.2
Trade receivables and reseller financing	4,426.7	4,708.9	4,462.4
Trade receivables - sale of subsidiaries	924.4	184.8	932.2
Inventories	4,291.4	4,906.1	3,913.9
Recoverable taxes	1,633.3	1,706.4	1,479.3
Prepaid expenses	99.9	123.7	126.9
Contractual assets with customers - exclusive rights	787.2	614.1	744.6
Other receivables	267.4	178.4	133.5
Total Current Assets	18,648.9	18,564.6	18,039.1

Financial investments and hedge derivative financial instruments	951.9	442.8	581.3
Trade receivables and reseller financing	563.9	563.0	545.2
Trade receivables - sale of subsidiaries	-	911.8	-
Deferred income and social contribution taxes	1,255.1	898.2	1,187.1
Recoverable taxes	2,966.7	2,576.3	2,832.8
Escrow deposits	1,032.7	946.4	1,015.7
Prepaid expenses	73.4	74.8	51.2
Contractual assets with customers - exclusive rights	1,475.3	1,591.5	1,445.4
Other receivables	312.6	188.0	287.4
Investments in subsidiaries, joint ventures and associates	318.4	111.4	325.8
Right-of-use assets, net	1,711.5	1,791.4	1,742.0
Property, plant and equipment, net	6,387.6	5,862.4	6,090.2
Intangible assets, net	2,553.9	1,918.3	2,265.8
Total Non-Current Assets	19,603.1	17,876.4	18,370.0

TOTAL ASSETS	38,252.0	36,441.0	36,409.1

LIABILITIES

Trade payables	4,682.7	4,711.0	3,850.0
Trade payables - reverse factoring	1,039.4	2,666.9	1,174.6
Loans, financing and derivative financial instruments	1,075.7	869.1	1,087.7
Debentures	917.6	2,491.6	1,218.3
Salaries and related charges	494.8	460.9	459.5
Taxes payable	720.5	507.5	665.0
Leases payable	311.4	225.0	293.8
Financial liabilities of customers	157.6	154.4	160.9
Provision for decarbonization credits	742.0	273.0	568.7
Other payables	1,088.1	406.9	463.8
Total Current Liabilities	11,229.7	12,766.3	9,942.3

Loans, financing and derivative financial instruments	5,585.4	4,845.4	5,802.9
Debentures	4,189.4	3,544.3	4,269.2
Provision for tax, civil and labor risks	1,258.3	1,017.3	1,175.4
Post-employment benefits	241.2	193.7	201.6
Leases payable	1,212.5	1,298.7	1,237.8
Financial liabilities of customers	151.3	296.2	192.9
Other payables	354.4	304.1	343.5
Total Non-Current Liabilities	12,992.5	11,499.8	13,223.4

TOTAL LIABILITIES	24,222.2	24,266.0	23,165.7

EQUITY

Share capital	6,621.8	5,171.8	6,621.8
Reserves	6,991.2	6,714.6	5,262.8
Treasury shares	(470.5)	(479.7)	(470.5)
Others	364.1	302.1	1,287.5
Non-controlling interests in subsidiaries	523.3	466.2	541.9
Total Equity	14,029.8	12,175.0	13,243.4

TOTAL LIABILITIES AND EQUITY	38,252.0	36,441.0	36,409.1

Cash and cash equivalents	7,170.6	6,585.0	6,827.6
Gross debt	(11,768.0)	(11,750.4)	(12,378.2)
Leases payable	(1,523.9)	(1,523.8)	(1,531.7)
Net cash (debt)	(6,121.4)	(6,689.2)	(7,082.2)

151

4th QUARTER OF 2023

ULTRAPAR
INCOME STATEMENT

In million of Reais	4Q23	4Q22	Continuing operations	Discontinued operations¹	3Q23	2023	2022	Continuing operations	Discontinued operations

Net revenues from sales and services	33,420.9	35,957.3	35,957.3	-	32,483.5	126,048.7	146,902.2	143,634.7	3,267.5

Cost of products sold and services provided	(30,351.9)	(33,506.5)	(33,506.5)	-	(29,619.3)	(116,730.5)	(138,761.3)	(136,276.3)	(2,485.1)

Gross profit	3,069.0	2,450.8	2,450.8	-	2,864.3	9,318.2	8,140.9	7,358.4	782.5

Operating revenues (expenses)
Selling and marketing	(641.0)	(583.8)	(583.8)	-	(577.5)	(2,253.2)	(2,601.0)	(2,142.0)	(459.1)
General and administrative	(545.8)	(399.4)	(399.4)	-	(549.1)	(2,018.2)	(1,715.4)	(1,534.5)	(180.9)

Results from disposal of assets	17.6	27.9	39.5	(11.6)	11.8	121.9	407.2	169.3	238.0
Other operating income (expenses), net	(92.7)	(100.4)	(100.4)	-	(171.0)	(602.9)	(506.4)	(514.5)	8.2

Operating income	1,807.1	1,395.1	1,406.6	(11.6)	1,578.4	4,565.9	3,725.4	3,336.8	388.6

Financial result, net
Financial income	207.6	142.7	142.7	-	296.1	880.9	641.1	610.1	31.0
Financial expenses	(377.8)	(363.7)	(363.7)	-	(596.8)	(1,880.0)	(2,057.8)	(2,079.3)	21.5
Share of profit (loss) of subsidiaries, joint ventures and associates	0.2	2.1	2.1	-	(0.3)	11.9	12.0	12.2	(0.2)

Income before income and social contribution taxes	1,637.0	1,176.2	1,187.8	(11.6)	1,277.5	3,578.7	2,320.6	1,879.7	440.9

Income and social contribution taxes
Current	(582.2)	(219.4)	(223.8)	4.3	(509.7)	(1,396.3)	(913.3)	(638.0)	(275.3)
Deferred	59.2	(120.3)	(119.9)	(0.4)	123.4	335.4	354.3	296.5	57.8

Net effect of cessation of depreciation¹	-	-	-	-	-	-	78.5	-	78.5

Net income	1,114.0	836.4	844.0	(7.6)	891.2	2,517.8	1,840.1	1,538.2	301.9

Net income attributable to:
Shareholders of Ultrapar	1,099.0	822.6	830.3	(7.6)	864.9	2,439.8	1,800.8	1,499.0	301.9
Non-controlling interests in subsidiaries	15.0	13.8	13.8	-	26.4	78.0	39.2	39.2	-

Adjusted EBITDA	2,287.3	1,832.6	1,844.2	(11.6)	2,001.0	6,331.5	5,478.4	4,871.4	607.0

Non-recurring²	(620.9)	(1,082.3)	(1,093.9)	11.6	(9.3)	(716.9)	(1,491.2)	(1,254.8)	(236.4)

Recurring Adjusted EBITDA	1,666.4	750.3	750.3	(0.0)	1,991.7	5,614.6	3,987.2	3,616.6	370.7

Depreciation and amortization³	480.0	435.5	435.5	-	422.9	1,753.7	1,693.0	1,522.5	170.6

Cash flow hedge from bonds	-	-	-	-	-	-	48.1	-	48.1

Total investments[4]	819.7	520.5	520.5	-	379.7	1,949.4	1,839.8	1,755.4	84.4

Ratios

Earnings per share (R$)	1.00	0.75	0.76	(0.01)	0.79	2.23	1.65	1.37	0.28
Net debt / Adjusted LTM EBITDA[5]	1.1x	1.7x	n/a	n/a	1.4x	1.1x	1.7x	n/a	n/a
Gross margin (%)	9.2%	6.8%	6.8%	n/a	8.8%	7.4%	5.5%	5.1%	23.9%
Operating margin (%)	5.4%	3.9%	3.9%	n/a	4.9%	3.6%	2.5%	2.3%	11.9%
Adjusted EBITDA margin (%)	6.8%	5.1%	5.1%	n/a	6.2%	5.0%	3.7%	3.4%	18.6%
Recurring Adjusted EBITDA margin (%)	5.0%	2.1%	2.1%	n/a	6.1%	4.5%	2.7%	2.5%	11.3%

Number of employees	10,094	9,920	9,920	-	10,156	10,094	9,920	9,920	-

¹ As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5

² Non-recurring items described in the EBITDA calculation table – page 3

³ Includes amortization with contractual assets with customers – exclusive rights

4 Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

5 Adjusted LTM EBITDA does not include capital gain and closing adjustments from the sales of Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Oxiteno and Extrafarma since the closing

152

4th QUARTER OF 2023
ULTRAPAR
CASH FLOWS

In million of Reais	JAN - DEC 2023	JAN - DEC 2022
Cash flows from operating activities from continuing operations

Net income - continuing operations	2,517.8	1,538.2
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	(11.9)	(12.2)
Amortization of contractual assets with customers - exclusive rights	607.4	504.9
Amortization of right-of-use assets	305.9	288.4
Depreciation and amortization	848.9	738.9
Interest and foreign exchange rate variations	1,350.0	1,626.0
Deferred income and social contribution taxes	(335.4)	(296.5)
Current income and social contribution taxes	1,396.3	638.0
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(192.7)	(322.2)
Reversal (loss) allowance for expected credit losses	(27.2)	(50.0)
Provision (reversal) for losses with inventories	(14.9)	26.4
Provision for post-employment benefits	(2.9)	1.9
Equity instrument granted	38.9	9.9
Provision for decarbonization - CBios	740.3	638.5
Provisions for tax, civil and labor risks	193.0	61.0
Other provisions and adjustments	(0.2)	5.4
	7,413.2	5,396.9
(Increase) decrease in assets
Trade receivables and reseller financing	259.9	(779.2)
Inventories	645.3	(1,004.8)
Recoverable taxes	(1,201.4)	(2,056.1)
Dividends received from subsidiaries and joint ventures	12.0	0.1
Other assets	(87.8)	(224.4)
Increase (decrease) in liabilities

Trade payables and trade payables - reverse factoring	(1,700.5)	1,557.8
Salaries and related charges	31.0	130.6
Taxes payable	(25.0)	(9.4)
Other liabilities	218.5	677.0

Acquisition of CBios	(778.9)	(635.1)
Payments of contractual assets with customers - exclusive rights	(597.8)	(710.9)
Payment of contingencies	(70.1)	(84.9)
Income and social contribution taxes paid	(268.6)	(283.3)

Net cash provided (consumed) by operating activities - continuing operations	3,849.8	1,974.1
Net cash provided (consumed) by operating activities - discontinued operations	-	30.6
Net cash provided (consumed) by operating activities	3,849.8	2,004.7

Cash flows from investing activities
Financial investments, net of redemptions	74.0	1,568.0
Acquisition of property, plant and equipment	(1,012.6)	(929.2)
Acquisition of intangible assets	(274.7)	(277.6)
Receipt of the intercompany loan owed by Oxiteno S.A to Ultrapar International	-	3,980.7
Cash provided by disposal of investments and property, plant and equipment	512.8	2,839.7
Capital increase in subsidiaries, affiliates and joint ventures	-	(28.0)
Capital decrease in subsidiaries, affiliates and joint ventures	3.1	-
Net cash consumed in subsidiaries acquisition	(265.5)	(6.0)
Transactions with discontinued operations	-	987.9
Transactions of purchase and sale of investments and other assets	(38.1)	-
Initial direct costs of right-of-use assets	(20.5)	(12.1)

Net cash provided (consumed) by investing activities - continuing operations	(1,021.6)	8,123.3
Net cash provided (consumed) by investing activities - discontinued operations	-	(220.2)
Net cash provided (consumed) by investing activities	(1,021.6)	7,903.1

Cash flows from financing activities
Loans, financing and debentures
Proceeds	2,903.0	1,519.6
Repayments	(3,149.5)	(5,848.6)
Interest and derivatives paid	(1,267.4)	(1,398.2)
Payments of leases	(359.1)	(357.9)
Dividends paid	(400.0)	(638.3)
Proceeds of financial liabilities of customers	7.8	162.9
Payments of financial liabilities of customers	(197.9)	(173.9)
Capital increase made by non-controlling interests and redemption of shares	-	21.7
Related parties	(31.2)	(18.9)

Net cash provided (consumed) by financing activities - continuing operations	(2,494.4)	(6,731.7)
Net cash provided (consumed) by financing activities - discontinued operations	-	(179.0)
Net cash provided (consumed) by financing activities	(2,494.4)	(6,910.7)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	(30.0)	(24.0)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations	-	(19.3)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(30.0)	(43.3)

Increase (decrease) in cash and cash equivalents - continuing operations	303.9	3,341.7
Increase (decrease) in cash and cash equivalents - discontinued operations	-	(388.0)
Increase (decrease) in cash and cash equivalents	303.9	2,953.7

Cash and cash equivalents at the beginning of the period - continuing operations	5,621.8	2,280.1
Cash and cash equivalents at the beginning of the period - discontinued operations	-	388.0
Cash and cash equivalents at the beginning of the period	5,621.8	2,668.1

Cash and cash equivalents at the end of the period - continuing operations	5,925.7	5,621.8
Cash and cash equivalents at the end of the period - discontinued operations	-	-
Cash and cash equivalents at the end of the period	5,925.7	5,621.8

Non-cash transactions:
Contingent consideration - subsidiaries purchase	-	89.6
Addition on right-to-use assets and leases payable	257.2	482.4
Movement without cash effect of escrow deposits and provisions for tax, civil and labor risks	-	41.9
Addition on contractual assets with customers - exclusive rights	66.6	63.1
Capital increase made by non-controlling interests	-	13.5
Transfer between trade receivables and property, plant and equipment	25.6	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	0.4	0.9
Acquisition of property, plant and equipment and intangible assets without cash effect	104.2	-
153

4th QUARTER OF 2023
ULTRAGAZ
CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 23	DEC 22	SEP 23

OPERATING ASSETS
Trade receivables	535.9	540.8	569.8
Non-current trade receivables	11.0	16.5	1.6
Inventories	178.2	198.8	178.3
Taxes	125.6	447.7	151.1
Escrow deposits	258.9	239.2	252.0
Other	95.3	98.3	123.8
Right-of-use assets	149.7	144.8	145.6
Property, plant and equipment / Intangibles	1,721.2	1,420.0	1,668.8
TOTAL OPERATING ASSETS	3,075.7	3,105.9	3,091.1

OPERATING LIABILITIES
Trade payables	233.7	238.2	214.0
Salaries and related charges	124.5	112.8	143.6
Taxes	10.5	12.6	8.3
Judicial provisions	162.5	125.0	142.4
Leases payable	188.1	182.5	183.7
Other	61.5	124.9	59.6
TOTAL OPERATING LIABILITIES	780.9	796.0	751.5

CONSOLIDATED INCOME STATEMENT

In million of Reais	4Q23	4Q22	3Q23	2023	2022

Net revenues	2,555.3	2,832.4	2,698.6	10,670.8	11,483.4
Cost of products sold	(2,021.5)	(1,967.3)	(2,104.5)	(8,485.2)	(9,446.4)
Gross profit	533.8	865.1	594.1	2,185.6	2,037.0
Operating expenses
Selling and marketing	(164.8)	(161.8)	(157.8)	(626.6)	(576.1)
General and administrative	(69.4)	(79.1)	(81.3)	(298.2)	(257.3)
Results from disposal of assets	3.4	(0.5)	3.0	13.2	(1.4)
Other operating income (expenses), net	5.9	(2.0)	6.1	20.2	6.2
Operating income	308.9	621.7	364.1	1,294.2	1,208.5
Share of profit (loss) of subsidiaries, joint ventures and associates	(0.0)	(0.0)	0.0	0.0	0.0
Adjusted EBITDA	406.4	698.8	452.7	1,648.3	1,505.4
Non-recurring¹	-	(333.4)	-	-	(333.4)
Recurring Adjusted EBITDA	406.4	365.5	452.7	1,648.3	1,172.0
Depreciation and amortization²	97.5	77.1	88.6	354.0	296.9
Ratios
Gross margin (R$/ton)	1,262	2,005	1,302	1,258	1,194
Operating margin (R$/ton)	730	1,441	798	745	708
Adjusted EBITDA margin (R$/ton)	960	1,620	992	948	882
Recurring Adjusted EBITDA margin (R$/ton)	960	847	992	948	687
Number of employees	3,789	3,596	3,818	3,789	3,596

¹ Non-recurring items described in the EBITDA calculation table – page 3

² Includes amortization with contractual assets with customers - exclusive rights

154

4th QUARTER OF 2023

ULTRACARGO
CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 23	DEC 22	SEP 23

OPERATING ASSETS
Trade receivables	32.0	20.8	25.1
Inventories	11.9	10.5	11.2
Taxes	6.7	11.0	7.0
Other	88.1	46.1	90.2
Right-of-use assets	622.8	638.1	631.8
Property, plant and equipment / Intangibles / Investments	2,194.0	1,795.0	2,140.0

TOTAL OPERATING ASSETS	2,955.5	2,521.5	2,905.3

OPERATING LIABILITIES
Trade payables	89.3	63.4	53.4
Salaries and related charges	49.1	49.6	53.3
Taxes	14.9	10.5	14.2
Judicial provisions	16.9	9.9	10.5
Leases payable	593.2	573.8	593.2
Other¹	35.1	62.1	168.3

TOTAL OPERATING LIABILITIES	798.6	769.3	892.9

'¹ Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	4Q23	4Q22	3Q23	2023	2022

Net revenues	257.4	228.4	264.4	1,015.6	867.1
Cost of services provided	(92.4)	(88.3)	(84.1)	(355.8)	(340.6)
Gross profit	165.0	140.1	180.2	659.8	526.5
Operating expenses
Selling and marketing	(2.3)	(3.6)	(2.9)	(11.4)	(12.7)
General and administrative	(44.2)	(39.0)	(42.3)	(167.3)	(134.2)
Results from disposal of assets	0.0	(0.7)	(0.3)	0.1	(0.9)
Other operating income (expenses), net	(0.4)	5.0	1.7	2.3	3.3
Operating income	118.1	101.8	136.5	483.5	382.1
Share of profit (loss) of subsidiaries, joint ventures and associates	2.0	(2.5)	2.2	11.8	(3.9)
Adjusted EBITDA	155.1	129.8	172.5	631.0	509.6
Depreciation and amortization	35.0	30.5	33.8	135.7	131.5
Ratios
Gross margin (%)	64.1%	61.3%	68.2%	65.0%	60.7%
Operating margin (%)	45.9%	44.6%	51.6%	47.6%	44.1%
Adjusted EBITDA margin (%)	60.2%	56.8%	65.3%	62.1%	58.8%
Number of employees	840	862	833	840	862

155

4th QUARTER OF 2023
IPIRANGA
CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 23	DEC 22	SEP 23

OPERATING ASSETS
Trade receivables	3,828.2	4,131.8	3,824.0
Non-current trade receivables	552.9	546.5	543.6
Inventories	4,085.8	4,695.0	3,712.1
Taxes	4,067.0	3,322.2	3,743.1
Contractual assets with customers - exclusive rights	2,261.3	2,202.9	2,188.4
Other	646.9	643.5	784.1
Right-of-use assets	907.9	1,001.4	932.4
Property, plant and equipment / Intangibles / Investments	4,905.4	4,251.7	4,447.0

TOTAL OPERATING ASSETS	21,255.2	20,795.1	20,174.6

OPERATING LIABILITIES
Trade payables	5,314.7	6,925.5	4,699.5
Salaries and related charges	256.8	211.2	203.5
Post-employment benefits	257.5	207.7	214.8
Taxes	140.2	164.6	148.4
Judicial provisions	429.4	317.9	394.1
Leases payable	708.8	759.4	721.5
Other	1,605.5	1,079.4	1,294.9

TOTAL OPERATING LIABILITIES	8,712.8	9,665.7	7,676.8

CONSOLIDATED INCOME STATEMENT

In million of Reais	4Q23	4Q22	3Q23	2023	2022

Net revenues	30,572.8	32,962.8	29,523.4	114,374.6	131,338.0
Cost of products sold and services provided	(28,214.4)	(31,543.7)	(27,442.1)	(107,929.7)	(126,569.5)
Gross profit	2,358.4	1,419.1	2,081.3	6,444.9	4,768.5
Operating expenses
Selling and marketing	(466.8)	(420.9)	(414.9)	(1,606.1)	(1,552.6)
General and administrative	(339.0)	(171.7)	(333.2)	(1,208.3)	(828.8)
Results from disposal of assets	14.2	40.5	68.4	169.3	168.7
Other operating income (expenses), net	(131.2)	(109.6)	(178.0)	(658.6)	(526.0)
Operating income	1,435.6	757.5	1,223.5	3,141.1	2,029.8
Share of profit (loss) of subsidiaries, joint ventures and associates	(3.4)	0.4	(0.4)	(7.5)	(10.1)
Adjusted EBITDA	1,766.7	1,076.5	1,513.1	4,354.5	3,068.7
Non-recurring¹	(596.7)	(760.6)	(68.4)	(751.8)	(921.5)
Recurring Adjusted EBITDA	1,170.0	315.9	1,444.7	3,602.7	2,147.3
Depreciation and amortization²	334.5	318.7	290.0	1,220.9	1,048.9
Ratios
Gross margin (R$/m³)	387	235	352	279	207
Operating margin (R$/m³)	235	125	207	136	88
Adjusted EBITDA margin (R$/m³)	290	178	256	188	133
Recurring Adjusted EBITDA margin (R$/m³)	192	52	244	156	93

Number of service stations	5,877	6,771	5,816	5,877	6,771

Number of employees	4,684	4,711	4,733	4,684	4,711

¹ Non-recurring items described in the EBITDA calculation table – page 3

² Includes amortization with contractual assets with customers - exclusive rights

156

21

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on February 28, 2024)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

February 28, 2024, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa; and the President of the Fiscal Council, Mr. Flávio Cesar Maia Luz.

Matters discussed and resolutions:

1.

The members of the Board of Directors approved, after being examined and discussed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended on December 31, 2023, as well as the allocation of the net income for the year and the distribution of dividends, supported by the independent auditors’ report, and recommended their approval by the Annual General Shareholders’ Meeting.

2.	The Board of Directors approved, ad referendum to the Annual General Shareholders’ Meeting, the following destination of the net income for the year ended on December 31, 2023, in the amount of R$ 2,439,795,616.31 (two billion, four hundred and thirty-nine million, seven hundred and ninety-five thousand, six hundred and sixteen Reais and thirty-one cents of Real), as described below:

157

(i)	R$ 121,989,780.82 (one hundred and twenty-one million, nine hundred and eighty-nine thousand, seven hundred and eighty Reais and eighty-two cents of Real) will be allocated to the legal reserve;
(ii)	R$ 1,604,323,449.59 (one billion, six hundred and four million, three hundred and twenty-three thousand, four hundred and forty-nine Reais and fifty-nine cents of Real) will be allocated to the statutory reserve for investments; and
(iii)

R$ 713,482,385.90 (seven hundred and thirteen million, four hundred and eighty-two thousand, three hundred and eighty-five Reais and ninety cents of Real) will be allocated to the payment of dividends to holders of common shares, of which (i) R$ 273,797,993.50 (two hundred and seventy-three million, seven hundred and ninety-seven thousand, nine hundred and ninety-three Reais and fifty cents of Real) were paid as interim dividends as approved by the Board of Directors on August 9, 2023, in the proportion of R$ 0.25 (twenty-five cents of Real) per share; and (ii) R$ 439,684,392.40 (four hundred and thirty-nine million, six hundred and eighty-four thousand, three hundred and ninety-two Reais and forty cents of Real) shall be paid to the shareholders as outstanding amount of the dividends approved herein, as of March 15, 2024, without remuneration or monetary adjustment, in the proportion of R$ 0.40 (forty cents of Real) per share.

3.	It was also determined that the record dates for receiving the dividends approved herein will be March 7, 2024 in Brazil and March 11, 2024 in the United States of America. The Company’s shares will be traded “ex-dividends” on B3 S.A. – Brasil, Bolsa e Balcão and on the New York Stock Exchange from and including March 8, 2024 onwards.
4.
  The members of the Board of Directors of the Company confirmed the issuance of 191,778 (one hundred and ninety-one thousand, seven hundred and seventy-eight) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary Shareholders’ Meeting held in January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company.

The Company’s capital stock will therefore be represented by 1,115,404,268 (one billion, one hundred and fifteen million, four hundred and four thousand, two hundred and sixty-eight) common shares, all of them nominative with no par value. The adaptation of Article 5 of the Company’s Bylaws to reflect the new number of shares in which the capital stock of the Company is divided shall be subject to a resolution of the Extraordinary General Shareholders’ Meeting to be called in due course.
5.	The members of the Board of Directors were updated on the proposals that will be submitted for shareholders’ approval upon the calling of the Annual General and Extraordinary Shareholders’ Meeting and manifested positively to these proposals.
6.	The members of the Board of Directors approved the calling of the Annual General and Extraordinary Shareholders' Meeting, that shall be held on April 17, 2024.
7.	Finally, the Board of Directors approved the changes on the Corporate Executive Compensation Policy, as proposed by the Executive Board and endorsed by the People Committee.

158

  Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

  There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

  Jorge Marques de Toledo Camargo – Chairman

  Marcos Marinho Lutz – Vice-Chairman

  Ana Paula Vitali Janes Vescovi

  Fabio Venturelli

  Flávia Buarque de Almeida

  Francisco de Sá Neto

  José Mauricio Pereira Coelho

  Marcelo Faria de Lima

  Peter Paul Lorenço Estermann

  Denize Sampaio Bicudo – Secretary of the Board of Directors

159

      ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

  CNPJ Nr. 33.256.439/0001- 39                                 NIRE 35.300.109.724

  MINUTES OF THE FISCAL COUNCIL’S MEETING (04/2024)

  Date, Hour and Place:

  February 28, 2024, at 12:00 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City of and State of São Paulo. The meeting was held virtually through the Microsoft Teams system.

  Members in Attendance:

  Members of the Fiscal Council undersigned.

  Resolutions:

1.

  The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year of 2023, as well as the proposal for the destination of net income of the year and distribution of dividends to shareholders, after the approval by the Board of Directors of the Company.

2.	Pursuant to legal requirements and to its Internal Bylaws, and based on the report, with no reservations or amendments, of the external auditors, dated February 28, 2024, the Fiscal Council issued its report, as attached (Exhibit A).

  As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read, approved and signed by all the members present.

Flávio Cesar Maia Luz	Élcio Arsenio Mattioli
Marcelo Gonçalves Farinha

  C.C. Marcos Marinho Lutz

  Rodrigo de Almeida Pizzinatto

160

  (Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A. held on February 28, 2024)

  EXHIBIT A

  REPORT OF THE FISCAL COUNCIL

  The Fiscal Council of Ultrapar Participações S.A. (“Company”), pursuant to legal and statutory provisions, declares that it has analyzed the Management Report and the Financial Statements (parent company and consolidated) prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), for the year ended December 31, 2023 and duly approved by the Board of Directors of the Company on February 28, 2024.

  Based on the assessments made and considering the report with an unqualified opinion presented by the Company’s independent auditors, Deloitte Touche Tohmatsu Auditores Independentes Ltda, dated February 28, 2024, as well as the information and clarifications received during the year, the Fiscal Council expresses its understanding that the statements adequately reflect the Company's financial and equity situation and attests that the mentioned documents, as well as the proposal for the destination of net income for the period, including dividends distribution, are ready to be presented in the Annual General Shareholders’ Meeting, to be held at a timely moment, within the legal timeframe.

161

  ULTRAPAR PARTICIPAÇÕES S.A.

  NOTICE TO SHAREHOLDERS

  Distribution of dividends

  São Paulo, February 28, 2024 – Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends in the amount of R$ 439,684,392.40, equivalent to R$ 0.40 per common share, to be paid from March 15, 2024 onwards, without remuneration or monetary adjustment.

  The record date that establishes the right to receive the dividend will be March 7, 2024 in Brazil, and March 11, 2024 in the United States. Therefore, from March 8, 2024 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE).

  The number of shares considered to calculate the dividend per share considers the issuance of 191,778 common shares, that was approved by the Board of Directors on this date.

  Rodrigo de Almeida Pizzinatto

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

162

  1.    PURPOSE AND PRINCIPLES

  To establish the principles and criteria for executive’s compensation of Ultrapar Participações S.A. (“Ultrapar” or “Company”), ensuring the implementation of a competitive compensation strategy aligned to the best market practices and to the interests of the Company’s shareholders and other stakeholders.

  This Policy’s principles are:

  •      to align interests between executives and shareholders, with a philosophy of sharing risks and returns;

  •      to create compensation and benefit strategies, aligned with the Company's needs and market practices;

  •     to ensure that the Company has the best tools and processes for people management, in line with other internal policies and best market practices to ensure competitiveness in the reference market and attract and retain the best professionals for managing the Company; and

  •     to ensure that compensation is aligned with the Company's performance culture, providing long-term value creation, convergence of goals with the Company's long-term strategy and continuity.

  2.    SCOPE

  This Policy is applicable to the members of the Board of Directors, Advisory Committees, Fiscal Council and the Executive Board of the Company.

  The global compensation of the members of the Board of Directors, the Executive Board, including any stock-based compensation, will be set by the General Shareholders’ Meeting of the Company, and the Board of Directors, after hearing the proposal of the People Committee, shall determine the compensation of each Statutory Executive Officer of the Company, considering their responsibilities, time dedicated to their functions, competence, professional reputation and values of their services in the market.

  With regard to the Fiscal Council, the compensation will be set at the General Shareholders’ Meeting that elects them, respecting the minimum amounts established by law and the global compensation limits set at the General Shareholders’ Meeting.

  3.    COMPENSATION CONCEPT AND STRATEGY

  The management of Ultrapar’s executive compensation has the main objectives of:

163

•	Stimulating the expansion, success and achievement of the Company's social objectives;
•	Guaranteeing competitiveness in relation to the target market, enabling the Company to attract and retain the best professionals for its management;
•	Aligning the interests across the members of the Company’s management and shareholders; and
•	Recognizing high performance, reinforcing meritocracy.

  3.1.        Reference Market

  Ultrapar promotes annual market surveys to analyze and establish guidelines for its executive compensation practices. For this purpose, a selected market is considered based on the surveys of one or more specialized outside consultancies, as defined by the People Committee (a statutory advisory committee to the Board of Directors).

  Criteria for forming the selected market:

•	Origin of capital: preferably domestically held, publicly traded companies and transnational companies with material decision-making power locally and/or significant representativeness in the market;
•	Size: sales comparable to Ultrapar or its businesses;
•	Operations: similar business model and/or operations; and
•	HR policies and practices: companies with recognized good compensation practices

  4.    COMPENSATION OF THE BOARD DIRECTORS

  4.1.        Composition

  The compensation of the members of the Board of Directors considers the responsibility and complexity inherent to the position as well as the benchmarks for the comparative market. The amount includes fixed monthly fees paid in cash and a single grant of shares for the entire term of office, subject to the rules described in item 4.2 below. In addition, the Company is also responsible for the corresponding social security contributions.

  The Chairman and the Vice-Chairman earn a higher amount than the other Board members due to the greater responsibility inherent to their positions.

  Board members who may also be part of the Company’s Executive Board shall only be compensated for the position they hold in the Executive Board.

  4.2.        Stock-Based Compensation for the members of the Board of Directors Composition

  4.2.1.                        Concepts and definitions

164

  In line with the provisions of the Share-Based Incentive Plan approved at the Ordinary and Extraordinary General Meeting of 19/04/2023, the remuneration model for the Board of Directors now includes a fixed share-based remuneration plan to better align it with market practices adopted by companies with similar business complexity and risks to those of the Company. This model takes into account a fixed long-term component, totally unrelated to performance targets (whether Company or individual), representing 40% (forty percent) of the remuneration projected for the director's term of office.

  The rules and obligations relating to the restricted shares granted are personal and non-transferable, and the Board Directors may not, under any circumstances, during the vesting period assign, transfer, pledge, lend, exchange or in any way dispose of such rights or obligations to any third party. After vesting, the trading process will be subject to the rules of the Material Notice Disclosure Policy and the Securities Trading Policy.

  4.2.2.                        Composition and details

•	Grant date: date of taking up the post;
•	Number of shares: the result of dividing 40% of the total remuneration for the term of office by the average value of the Company's shares in the 30 trading sessions preceding the date of grant;
•	Vesting date: end of term of office;
•	Period of restriction on share trading (lockup): two years from the respective vesting;
•	No dividends will be paid between the grant and vesting dates of the shares;
•	Long-term incentive contracts must contain a malus clause, providing for the withholding of unvested shares in the event of fraud or material errors in the financial statements that have unduly benefited the administrator.

  4.2.3.                        Output rules

  If the Board member leaves his/her position before the end of his term of office, he/she will be entitled to a number of shares proportional to the period in which he/she held the position, being certain that the vesting will occur on the date of his departure from the Board, remaining, however, the two-year lockup period after the transfer of ownership of the shares.

  In the event of the removal of a director for ethical reasons, the grant will be canceled and no shares will be transferred.

  In the event of death or retirement due to disability, early vesting will be guaranteed and all shares will be transferred to the estate or to the director, as the case may be.

165

  4.3.        Participation in committees

  If the director is a member of a statutory committee of the Company, the monthly amount (with no impact on the portion received in shares) received by the director will be increased by one third (33.3%) of the fixed monthly fees. This increase will be half (50%) of the amount of the fees if the director is Coordinator of the respective Committee.

  If the Board member is a member of two or more statutory committees, the monthly amount (with no impact on the portion received in shares) to be received shall be increased by one half (50%) of the monthly amount.

  5.    COMPENSATION OF THE EXECUTIVE BOARD

  Total Compensation (TC) of the Company’s statutory executive officers includes:

  •                    Base salary (BS);

  •                    Short-term incentive (STI);

  •                    Long-term incentive (LTI);

  •                    Complementary benefits compatible with the market.

  The ideal mix of compensation components (BS, STI and LTI) must take into account market benchmarks and best practices, in order to foster the creation of sustainable value for the Company.

  5.1.           Base Salary and Benefits

166

  5.1.1.                        Concepts and Definitions

  The structure of Ultrapar’s executive positions is divided into groups of positions, known as grids. These groups take into account the complexity of the activities performed and the responsibility as a result of their positions, according to a specialized Consulting firm’s job evaluation points methodology.

  The Company's statutory executive officers will receive a monthly amount, paid 12 (twelve) times a year, plus the 13th month salary and vacation bonus.

  The Company's statutory executive officers may be eligible for a package of benefits including a medical plan, meal vouchers, private pension plan and life insurance in order to offer an attractive package of benefits, adequate to the general market conditions.

  It should be noted that statutory executive officers who also occupy a position on the Company's Board of Directors will be compensated exclusively for position held in the Executive Board.

  5.1.2.                        Annual Salary Review Analysis

  An annual survey of the reference market is carried out. In case of a need for salary adjustments, the issue will be examined by the People Committee for eventual submission for approval by the Board of Directors.

  5.1.3.                        Participation in Boards of Subsidiaries

  The participation of statutory executive officers of the Company on boards of directors or advisory boards of companies controlled by Ultrapar or by its subsidiaries shall not translate into additional compensation.

167

  5.2           Short-Term Incentives (STI)

  5.2.1               Concepts and Definitions

  The purpose of the Short-Term Incentive is to encourage the achievement of the Company’s short-term results and the sustainable growth of the businesses and is directly linked to its financial and operational performance. The goals of the statutory executive officers are linked to the financial (financial goals) and operational (individual goals) performance of the Company.

  Financial goals, which must have a preponderant weighting, are based on the amounts for economic and financial results established in the Strategic Plan and Annual Budget approved by the Board of Directors, so that the growth shown is in line with established minimum returns, measured according to parameters such as EBITDA and Operating Cash Flow, EVA®, among others.

  The individual goals must be of the “SMART” (Specific, Measurable, Agreed upon, Relevant, Time-bound) type and consistent with the strategies and objectives established in the Strategic Plan and Annual Budget approved by the Board of Directors.

  All executives of the Company must have a minimum weight of 1/3 of their individual goals (or 10% of the total) related to ESG objectives. To calculate the STI, it will be used the statutory executive officer’s base salary for the month of December, except in case of promotion, when the calculation must be pro rata.

  5.3   Long-Term Incentive (LTI)

  5.3.1.             Concepts and Definitions

  Approved by the Annual General Shareholders’ Meeting held on April 19, 2023, the Long-Term Incentive Plan’s objective is to:

  a)                Stimulate expansion and sustainable results of the Company and the achievement of its business goals, sharing the creation of value as well as the risks inherent to the business and the capital markets, fostering the alignment of the long-term interests across shareholders, managers and employees; and

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  b)                Strengthen the ability to effectively attract, retain and motivate highly qualified executives.

  The Policy provides for the annual approval of an Incentive Program based on restricted shares. All Ultrapar directors are eligible for the ILP Plan.

  Restricted shares are defined as follows:

  •               Transfer at the end of the vesting period

  •               Payment of dividends between the grant and vesting dates of the shares

  The Board of Directors, which is responsible for managing plans involving shares, may create programs for granting restricted shares, in which it shall decide, subject to the terms of the plan, on the beneficiaries of the program, the number of shares distributed, vesting, the division of the grant into lots, any restrictions on the actual receipt of the shares and provisions on penalties.

  The rules and obligations relating to the restricted shares granted are personal and non-transferable, and the Directors may not, under any circumstances, during the vesting period assign, transfer, pledge, lend, exchange or in any way dispose of such rights or obligations to any third party. After vesting, the trading process will be subject to the rules of the Material Notice Disclosure Policy and the Securities Trading Policy and the Share Ownership Guideline (SOG) set out in this document.

  5.3.2.             Composition and Detailing

  ((Base Salary of the statutory executive officer in the grant month X salary multiple) – Income Tax) ÷ Share price (average for the last 30 trading sessions) = Quantity of shares granted

  •                    Granting of restricted shares;

  •                    Annual concession frequency;

  •                    Grace period for transfer of ownership of the shares (vesting): 3 years;

  •                    Payment of dividends between the grant and vesting dates of the shares.

  Malus

  Long-term incentive agreements shall include a malus clause, which provides for the retention of unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive unlawfully.

  Mandatory Stock Ownership

  As of April 30, 2024, the Share Ownership Guideline (SOG) will come into effect. This practice suggests that executives retain part of their remuneration in shares while performing their positions in the company, demonstrates the commitment of leaders to the long-term success of the organization, but also aligns the interests of executives with those of shareholders and investors.

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  5.3.3.             Withdrawal Rules

  -   Request to resign: loss of rights to still unvested shares;

  -   Dismissal with cause or motivated by ethical reasons, as determined by the Conduct Committee: loss of rights to unvested shares;

  -   Retirement or dismissal without cause:

•	restricted shares: anticipated vesting, pro rata temporis for the period worked;
•	performance shares (when applied): vesting, pro rata temporis, for the period worked, subject to the terms and conditions previously established.

  The People Committee might approve, on an exceptional basis and only in cases of retirement, the full vesting of shares granted and not yet transferred (unvested) to executives.

  -    Dissolution or reorganization of the Company, that results in change of control of the Company: anticipated vesting and transfer of total of the restricted and performance shares (considering the target value);

  -   Death or retirement for incapacity: anticipated vesting and transfer of the total number of restricted shares and performance shares (considering the target value) to the participant or his/her estate, as the case may be.

  6.    COMPENSATION OF THE FISCAL COUNCIL

  The compensation of the members of the Fiscal Council is composed exclusively of a fixed monthly fee and social security contributions. There is no grant of shares. The established amount is based on the responsibility and complexity inherent to the position as well as the benchmarks for the comparative market and may not be less than one tenth (10%) of the average monthly salary of the Company’s statutory executive officers.

  The Chairman of the Fiscal Council earns a higher amount than the other members due to the greater responsibility inherent to the position.

  7.    RETIREMENT RULES

  The Company has rules for granting benefits upon retirement of the executive, where the People Committee will analyze the cases individually, in the light of internal guidelines, and forward, if applicable, a proposal for consideration by the Board of Directors.

  8.    GOVERNANCE

  It is incumbent on the People Committee, set forth in the Company’s Bylaws, to supervise the implementation of the Corporate Executive Compensation Policy.

  The Committee has the right, at any time, to submit to the Board of Directors proposals to revise, modify, amend or revoke this Policy, especially in the case of any essential or relevant change to the laws or regulations applicable to the Company.

  9.    TERM OF THIS POLICY

  This revision of the Policy will apply to compensation that will be awarded in year of 2024 onwards. Therefore, the conditions of the existing contracts remain unchanged.

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  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: February 28, 2024

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

  (Parent’s Individual and Consolidated Financial Statements for the Year Ended December 31, 2023 and Independent Auditor’s Report, 4Q23 and 2023 Earnings Release, Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 28, 2024, Minutes of the Fiscal Council’s Meeting, Notice to Shareholders and Corporate Executive Compensation Policy)